DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

PARTNERS RESIDENT IN HONG KONG
WILLIAM F. BARRON
SHOW-MAO CHEN
JOHN G. CROWLEY

ADMITTED IN NEW YORK

AMERICAN LAWYERS
THE HONG KONG CLUB BUILDING
3A CHATER ROAD
HONG KONG
TELEPHONE (852) 2533 3300
FAX (852) 2533 3388

WRITER'S DIRECT
852-2533-3368

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

04045559

October 6, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Attention: Special Counsel/
Office of International Corporate Finance
Re: Exemption #34781

Ladies and Gentlemen:

On behalf of Hopewell Highway Infrastructure Limited, a company incorporated under the laws of the Cayman Islands and registered in Hong Kong as an oversea company under Part XI of the Companies Ordinance of Hong Kong (the "**Company**"), we hereby furnish the following information set forth in Annex I to the United States Securities and Exchange Commission in accordance with the Company's exemption (#34781) from the registration requirements under Section 12(g) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) thereunder.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to the messenger who has been instructed to wait.

Please contact Christopher Ip of the Company at 011-852-2862-5693 or William Barron or James Lin of Davis Polk & Wardwell at 011-852-2533-3300 should you have any questions regarding the information furnished.

Very truly yours,

James Lin

James Lin

10/20

Enclosures

cc: Christopher Ip, Hopewell Highway Infrastructure Limited

(HK) 09925/002/COR04/Rule12g32b.submission.of.materials.letter.doc

ANNEX I

Hopewell Highway Infrastructure Limited

	Type of Information or Report	Date of filing/ distribution	Corresponding Number on Annex A [(1)]
1	Disclosable and connected transaction: Agreements in relation to Phase II of the Western Delta Route; and Possible disclosable and connected transaction: Possible agreements in relation to Phase III of the Western Delta Route	August 21, 2004	9
2	Announcement regarding final results for the year ended June 30, 2004	September 6, 2004	12 & 16
3	2003-2004 annual report	September 21, 2004	17
4	Notice of annual general meeting	September 24, 2004	12, 14, 33 & 34
5	Proposals for re-election of directors, general mandates to repurchase securities and to issue shares and amendments to the existing articles of association	September 24, 2004	12, 14 & 20

(1) Please refer to Annex A attached to the letter dated March 23, 2004 requesting an exemption from the registration requirements pursuant to Rule 12g3-2(b).

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in HH or HHI, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of HH or HHI.

HOPEWELL HOLDINGS LIMITED
合和實業有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 54)

Hopewell Highway Infrastructure Limited
合和公路基建有限公司*
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 737)

DISCLOSEABLE AND CONNECTED TRANSACTION AGREEMENTS IN RELATION TO PHASE II OF THE WESTERN DELTA ROUTE

POSSIBLE DISCLOSEABLE AND CONNECTED TRANSACTION POSSIBLE AGREEMENTS IN RELATION TO PHASE III OF THE WESTERN DELTA ROUTE

Independent Financial Adviser to the Independent Board Committees and Independent Shareholders of HH and HHI

SOMERLEY LIMITED

A joint letter from the HH Board and the HHI Board is set out on pages 1 to 13 of this circular, a letter from the HH Independent Board Committee is set out on page 14 of this circular and a letter from the HHI Independent Board Committee is set out on page 15 of this circular. A letter from Somerley containing its advice to the Independent Board Committees and independent shareholders of HH and HHI is set out on pages 16 to 28 of this circular.

A notice convening an extraordinary general meeting of HH to be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Monday, 6 September 2004 at 10:30 a.m. is set out on pages 45 to 48 of this circular. Whether or not you are able to attend, you are requested to complete and return the enclosed form of proxy in accordance with the instruction printed thereon as soon as practicable and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

* *for identification only*

21 August 2004

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Amending Agreements"	means the Contract Amending Agreement and the Articles Amending Agreement;
"Articles Amending Agreement"	means the conditional agreement dated 14 July 2004 entered into between HHI West HK Co and West Route PRC Partner under which the parties thereto agreed to amend the JV Articles;
"associate(s)"	has the meaning ascribed thereto in the Listing Rules;
"Contract Amending Agreement"	means the conditional agreement dated 14 July 2004 entered into between HHI West HK Co and West Route PRC Partner under which the parties thereto agreed to amend the JV Contract;
"Extraordinary General Meeting"	means the extraordinary general meeting of shareholders of HH to be held to consider and approve, among others, the Amending Agreements;
"HH"	means Hopewell Holdings Limited;
"HH Group"	means HH and its subsidiaries;
"HH Board"	means the board of HH Directors;
"HH Directors"	means the directors of HH;
"HH Independent Board Committee"	means the independent committee of the HH Board constituted by two independent non-executive HH Directors, namely Mr. Guy Man Guy WU and Ms. Linda Lai Chuen LOKE, for the purpose of considering and advising the independent shareholders of HH in connection with the Transactions;
"HH Shareholders"	means shareholders of HH;
"HH Shares"	means shares in the capital of HH;
"HHI"	means Hopewell Highway Infrastructure Limited;
"HHI Board"	means the board of HHI Directors;
"HHI Directors"	means the directors of HHI;
"HHI Group"	means HHI and its subsidiaries;

"HHI Independent Board Committee"	means the independent committee of the HHI Board constituted by all the independent non-executive HHI Directors, namely Mr. Philip Tsung Cheng FEI, Mr. Lee Yick NAM, Mr. Gordon YEN and Mr. Kojiro NAKAHARA, for the purpose of considering and advising the independent shareholders of HHI in connection with the Transactions;
"HHI Shareholders"	means shareholders of HHI;
"HHI Shares"	means shares in the capital of HHI;
"HHI West HK Co"	means Hopewell Guangzhou-Zhuhai Superhighway Development Limited, a wholly-owned subsidiary of HHI incorporated in Hong Kong with limited liability;
"HK$"	means Hong Kong dollars;
"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC;
"Independent Board Committees"	means the HH Independent Board Committee and the HHI Independent Board Committee;
"JV Articles"	means the articles of association of West Route JV dated 5 January 2004 (as may be amended from time to time);
"JV Contract"	means the Sino-foreign co-operative joint venture contract dated 5 January 2004 between the West Route PRC Partner and HHI West HK Co (as may be amended from time to time);
"Latest Practicable Date"	means 12 August 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange;
"Phase I West"	means the approximately 14.7 km Guangzhou to Shunde section of the Western Delta Route;
"Phase II West"	means the proposed approximately 46 km Shunde to Zhongshan section of the Western Delta Route, referred to as Phases 2 and 3 of the then Western Delta Route in the prospectus of HHI dated 28 July 2003;

"Phase III Transactions"	means proposed transactions with West Route PRC Partner in connection with the investment in and the planning, design, construction and operation of Phase III West, and all transactions contemplated thereunder;
"Phase III West"	means a proposed Zhongshan to Zhuhai section of the Western Delta Route;
"PRC"	means the People's Republic of China excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan;
"PRD"	means the region commonly referred to by that name, located at the mouth of the Pearl River in the southern part of Guangdong Province in the PRC, having an area of approximately 41,698 sq km and excluding Hong Kong and Macau;
"RMB"	means Renminbi, the lawful currency in the PRC;
"SFO"	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Somerley"	means Somerley Limited, the independent financial adviser to (i) the HH Independent Board Committee and the independent shareholders of HH; and (ii) the HHI Independent Board Committee and the independent shareholders of HHI on the terms of the Transactions;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Transactions"	means the entering into of the Amending Agreements, the Phase III Transactions and all other transactions contemplated thereunder;
"Western Delta Route"	means the route for a proposed network of dual three lane toll-expressways in the western PRD, linking Guangzhou, Zhongshan and Zhuhai;
"West Route JV"	means Guangdong Guangzhou-Zhuhai West Superhighway Company Limited; and
"West Route PRC Partner"	means Guangdong Provincial Highway Construction Company Limited.

HOPEWELL HOLDINGS LIMITED
合和實業有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 54)

Hopewell Highway Infrastructure Limited
合和公路基建有限公司*
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 737)

Directors:
Sir Gordon Ying Sheung WU GBS, KCMG, FICE *(Chairman)*
Mr. Eddie Ping Chang HO *(Vice Chairman and Managing Director)***
Mr. Josiah Chin Lai KWOK *(Deputy Managing Director)*
Mr. Thomas Jefferson WU *(Deputy Managing Director)*
Mr. Henry Hin Moh LEE#
Mr. Robert Van Jin NIEN
Mr. Guy Man Guy WU##
Lady Ivy Sau Ping KWOK WU JP#
Ms. Linda Lai Chuen LOKE##
Mr. Colin Henry WEIR
Mr. David Yau-gay LUI
Mr. Albert Kam Yin YEUNG
Mr. Carmelo Ka Sze LEE##
Mr. Andy Lee Ming CHEUNG
Mr. Eddie Wing Chuen HO Junior

** *Also as Alternate Director to Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU*
# *Non-Executive Directors*
Independent Non-Executive Directors

Registered office:
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Directors:
Sir Gordon Ying Sheung WU GBS, KCMG, FICE *(Chairman)*
Mr. Eddie Ping Chang HO *(Vice Chairman)*
Mr. Thomas Jefferson WU *(Managing Director)*
Mr. Alan Chi Hung CHAN *(Deputy Managing Director)*
Mr. Leo Kwok Kee LEUNG
Mr. Li Jia HUANG
Mr. Cheng Hui JIA
Mr. Christopher Shih Ming IP
Mr. Philip Tsung Cheng FEI##
Mr. Lee Yick NAM##
Mr. Gordon YEN##
Mr. Kojiro NAKAHARA##

Registered office:
P.O. Box 309GT
Ugland House
South Church Street
Grand Cayman
Cayman Islands
British West Indies

Head office and principal place of business:
Room 64-02, 64th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

* *for identification only*

21 August 2004

To the HH Shareholders and HHI Shareholders

Dear Sir or Madam,

**DISCLOSEABLE AND CONNECTED TRANSACTION
AGREEMENTS IN RELATION TO
PHASE II OF THE WESTERN DELTA ROUTE**

**POSSIBLE DISCLOSEABLE AND CONNECTED TRANSACTION
POSSIBLE AGREEMENTS IN RELATION TO
PHASE III OF THE WESTERN DELTA ROUTE**

INTRODUCTION

HH and HHI jointly issued an announcement dated 14 July 2004 that HHI West HK Co entered into the Amending Agreements with West Route PRC Partner in connection with the investment in and the planning, design, construction and operation of Phase II West through West Route JV. The Amending Agreements constitute a discloseable and connected transaction of both HH and HHI subject to independent shareholders' approval.

As stated in an announcement dated 4 August 2004 jointly issued by HH and HHI, HHI is in the process of negotiating the terms of a possible co-operation with West Route PRC Partner for the investment in and the planning, design, construction and operation of Phase III West through West Route JV. The Phase III Transactions, if and when entered into, are expected to constitute a connected transaction of HH and HHI subject to independent shareholders' approval and, if aggregated with the Amending Agreements, also a discloseable transaction.

The HH Independent Board Committee, comprising Mr. Guy Man Guy WU and Ms. Linda Lai Chuen LOKE, has been formed to consider the terms of the Transactions. The HHI Independent Board Committee, comprising Mr. Philip Tsung Cheng FEI, Mr. Lee Yick NAM, Mr. Gordon YEN and Mr. Kojiro NAKAHARA, has been formed to consider the terms of the Transactions. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committees and the independent shareholders of HH and HHI as to whether the terms of the Transactions are fair and reasonable and whether the Transactions are in the interests of HH and HHI and their respective shareholders as a whole.

The purpose of this circular is (i) to provide you with further information on the Transactions; (ii) to set out the letter of advice from Somerley to the Independent Board Committees and the independent shareholders of HH and HHI; and (iii) to give the HH Shareholders notice of the Extraordinary General Meeting.

BACKGROUND

Phase I West is constructed and operated by West Route JV and was open to traffic on 30 April 2004. HHI has retained the concession rights for the development of the Shunde to

Zhongshan section of the Western Delta Route, as disclosed and described in HHI's prospectus dated 28 July 2003. On 14 July 2004, HHI West HK Co entered into the Amending Agreements with West Route PRC Partner for the investment in and the planning, design, construction and operation of Phase II West through West Route JV. HHI is also considering entering into agreements with West Route PRC Partner for the investment in and the planning, design, construction and operation of Phase III West through West Route JV.

THE AMENDING AGREEMENTS

Date of the Amending Agreements:

14 July 2004

Parties:

HHI West HK Co
West Route PRC Partner

Major terms:

The terms of the two Amending Agreements are substantially the same, the major ones of which are summarised as follows:

1. The areas of co-operation under each of the JV Contract and JV Articles, which previously covered only Phase I West, are expanded to include the investment in and the planning, design, construction and operation of Phase II West and related facilities in addition to Phase I West.

2. The estimated total amount of investment in Phase II West is RMB4,900,000,000 (excluding loan interest incurred during the construction period and future adjustments of government charges and fees (if any) (such exclusion is in accordance with the application for approval to the PRC authority)).

3. The registered capital of West Route JV is increased from RMB588,000,000 (which has been fully paid up) to RMB2,303,000,000, with the increased amount of RMB1,715,000,000 in total to be contributed in cash by West Route PRC Partner and HHI West HK Co in equal share (i.e. each to contribute RMB857,500,000). The timing of such contribution will be determined by West Route JV in accordance with the progress of construction of Phase II West (which are expected to be made in stages by instalments). Before the contribution of the increased registered capital, West Route PRC Partner agrees to make advances to meet the project expenses. West Route JV will pay interest at the lending rate announced by The People's Bank of China or the rate at which West Route PRC Partner actually obtains loans (whichever is lower) on any project expenses advanced by West Route PRC Partner until the date of repayment, compounded quarterly.

4. The concession period for Phase II West will, subject to approval of the relevant PRC authorities (which are expected to be departments of the Guangdong Provincial Government), be 30 years commencing on the date on which the new business licence of West Route JV is issued. The concession period may be extended if unanimously approved by the board of directors of West Route JV and regulatory authorities which granted the original approval within six months before the expiry of the concession period.

5. Upon expiry of the concession period for Phase I West, all fixed assets in relation to Phase I West will be transferred to the government department which regulates transportation at nil consideration (which arrangement remained unchanged by the Amending Agreements). Upon expiry of the concession period for Phase II West, all fixed assets in relation to Phase II West will be transferred to the government department which regulates transportation at nil consideration and West Route JV will be dissolved, with any assets remaining after satisfaction of outstanding liabilities to be distributed to West Route PRC Partner and HHI West HK Co in equal share.

It is specified in the JV Contract that the joint venture partners' liability is limited to their contribution to registered capital and the terms of co-operation provided by them. It is also specified that the difference between the total investment amount and the registered capital is to be borrowed by the West Route JV from PRC banks.

HHI West HK Co and West Route PRC Partner will each continue to be entitled to 50% of the distributable profits from the operation of both Phase I West and Phase II West in accordance with the terms of the JV Contract and JV Articles. Apart from the above, the terms of the JV Contract and JV Articles remain substantially the same as that before the execution of the Amending Agreements.

The terms of the Amending Agreements were determined after arm's length negotiations between HHI and West Route PRC Partner by reference to the terms in relation to Phase I West.

Event to take place prior to the Amending Agreements becoming effective

Each of the Amending Agreements will become effective upon:

1. if required by the Stock Exchange, approval of the Amending Agreements in general meetings by the shareholders of HH and HHI respectively;

2. approval of the Amending Agreements by the supervising authority of West Route PRC Partner; and

3. approval of the Amending Agreements by the Department of Foreign Trade and Economic Cooperation of Guangdong Province and the relevant authorities (which are expected to be departments of the Guangdong Provincial Government).

PHASE III TRANSACTIONS

HHI is in the process of negotiating the terms of a possible co-operation with West Route PRC Partner for the investment in and the planning, design, construction and operation of Phase III West. The Phase III Transactions may be implemented by way of further amendments to the JV Contract and JV Articles, the major terms of which currently being considered by HHI are summarised as follows:

1. The areas of co-operation under each of the JV Contract and JV Articles are expanded to include the investment in and the planning, design, construction and operation of Phase III West and related facilities in addition to Phase I West and Phase II West.

2. The total amount of investment in Phase III West is targeted to be RMB3,600,000,000 (excluding loan interest incurred during the construction period and future adjustments of government charges and fees (if any)).

3. Based on the targeted total amount of investment of RMB3,600,000,000 for Phase III West, the registered capital of West Route JV is planned to be increased by an amount of RMB1,260,000,000 in total to be contributed by West Route PRC Partner and HHI West HK Co in equal share (i.e. each to contribute RMB630,000,000). The balance of the total investment is planned to be borrowed by the West Route JV from banks.

4. The concession period for Phase III West will, subject to approval of the relevant PRC authorities, be targeted at 30 years commencing on the date on which the new business licence of West Route JV to facilitate the inclusion of Phase III West in the West Route JV is issued.

5. Upon expiry of the concession period for Phase III West, all fixed assets in relation to Phase III West will be transferred to the government department which regulates transportation at nil consideration and West Route JV will be dissolved, with any assets remaining after satisfaction of outstanding liabilities to be distributed to West Route PRC Partner and HHI West HK Co in equal share.

6. Any amendments to the JV Contract or JV Articles to reflect such terms will only become effective upon approval of the relevant amending agreements in relation thereto by (a) the supervising authority of West Route PRC Partner; and (b) the Department of Foreign Trade and Economic Cooperation of Guangdong Province and the relevant authorities.

7. HHI West HK Co and West Route PRC Partner will each continue to be entitled to 50% of the distributable profits from the operation of Phase I West, Phase II West and Phase III West in accordance with the terms of the JV Contract and JV Articles.

Apart from the above proposed amendments, the terms of the JV Contract and JV Articles will remain substantially the same as that before the further amendments, save for corresponding drafting changes. The terms of the Phase III Transactions will be determined after arm's length negotiations between HHI and West Route PRC Partner by reference to the terms in relation to Phase I West and Phase II West. It should be noted that depending on the outcome of such negotiations, the Phase III Transactions may or may not be entered into, or may be entered into on terms or in forms different from that described above. If material amendments are made to the terms described above before the date of the Extraordinary General Meeting, a further announcement will be made (and a revised or supplementary circular will be issued where appropriate) and sufficient advance notice will be given to the independent shareholders to consider such material amendments before the holding of the Extraordinary General Meeting.

INFORMATION ON WEST ROUTE JV

West Route JV is a Sino-foreign co-operative joint venture established pursuant to the JV Contract. Set out below is certain information regarding West Route JV as at the Latest Practicable Date:

Date of establishment:	17 September 2003	
Total investment:	RMB1,680 million	
Registered capital:	RMB588 million, contributed by HHI West HK Co and West Route PRC Partner in equal share	
Concession period for Phase I West:	30 years from 17 September 2003	
Scope of business activities:	Invest, plan, design, construct and operate Phase I West	
Share of distributable profits:	West Route PRC Partner	50%
	HHI West HK Co	50%

CONNECTED TRANSACTIONS

Connection with West Route PRC Partner

HH indirectly owns 2,160,000,000 shares in HHI (equivalent to approximately 74.98% of the issued share capital of HHI as at the Latest Practicable Date). Pursuant to Clause 46 of the Listing Agreement between HHI and the Stock Exchange and the letter dated 7 August 2003 from HH to the Stock Exchange, West Route JV, being a Sino-foreign co-operative joint venture enterprise jointly controlled by the HHI Group which operates a toll road project, is deemed to be a subsidiary of HHI and HH for the purposes of the then Chapter 14 of the Listing

Rules (which has been subdivided into Chapters 14 and 14A since revisions of the Listing Rules came into effect on 31 March 2004). West Route JV has undertaken to provide access to relevant information to enable HHI to discharge its disclosure obligations. West Route PRC Partner is a state-owned enterprise wholly-owned by and under the administration of Guangdong Provincial Communication Group Company Limited. Guangdong Provincial Communication Group Company Limited is a state-owned enterprise established by the Guangdong Provincial Government which primarily engages in the investment, construction, supervision and operation of major transportation and infrastructure projects in Guangdong Province. West Route PRC Partner currently has a 50% interest in each of West Route JV and Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited (which is a Sino-foreign co-operative joint venture between West Route PRC Partner and a subsidiary of HHI), and is accordingly deemed to be a connected person of HHI and HH for the purposes of Chapter 14A of the Listing Rules. Therefore, the Amending Agreements constitute a discloseable and connected transaction of both HH and HHI and, pursuant to the Listing Rules, are subject to independent shareholders' approval. The Phase III Transactions, if and when entered into, are expected to also constitute a connected transaction of both HH and HHI and subject to independent shareholders' approval. If the Phase III Transactions are aggregated with the Amending Agreements, they will also constitute a discloseable transaction.

Independent shareholders' approval

The independent shareholders' approval sought by each of HH and HHI in connection with the Amending Agreements covers:

(a) approval of the Amending Agreements and the transactions contemplated thereby; and

(b) approval of the doing of all things and entering into of all transactions, agreements and arrangements (including without limitation, with West Route PRC Partner and Guangdong Provincial Communication Group Company Limited and their respective subsidiaries and associated companies and with other connected persons) by West Route JV, HHI or any subsidiary or jointly controlled entity of HHI as the HHI Directors may in their absolute discretion consider necessary or desirable or expedient to give effect to the Amending Agreements or for the implementation of all transactions contemplated thereunder, including but not limited to:

 (1) amend the terms of the Amending Agreements, the JV Contract and the JV Articles as required by relevant PRC authorities or for the purposes of obtaining the approval of relevant PRC authorities or to comply with all applicable laws, rules and regulations;

 (2) enter into any transactions pursuant to, for the purposes of implementing or in connection with Phase II West; and

 (3) enter into or deal with all transactions, arrangements or matters related, ancillary or incidental to (i) the investment in or the planning, design,

construction, management or operation of Phase II West or (ii) any properties, facilities, developments or investments under or in connection with Phase II West or which may be carried out, implemented or invested in by West Route JV in connection with Phase II West.

The independent shareholders' approval sought by each of HH and HHI in connection with the Phase III Transactions covers:

(a) approval of the entering into by West Route JV, HHI or any subsidiary or jointly controlled entity of HHI of agreements with West Route PRC Partner in connection with the investment in and the planning, design, construction and operation of Phase III West (the detailed route and alignment of which to be determined by the HHI Directors in their absolute discretion) as may be approved by the HHI Directors in their absolute discretion, including but not limited to the further amendment of the joint venture contract and the articles of association in respect of West Route JV for the above purposes, provided that:

(1) the total amount of investment for Phase III West as stated in such agreements does not exceed RMB4,000,000,000 (excluding loan interest incurred during the construction period and future adjustments of government charges and fees (if any)) and any additional registered capital in West Route JV required to be contributed by the HHI group does not exceed RMB700,000,000, with the balance of the total amount of investment to be borrowed by West Route JV from banks;

(2) the concession period for Phase III West shall be 30 years or such shorter period as may be approved by the relevant PRC authorities and acceptable to the HHI Directors;

(3) upon expiry of the concession period for Phase III West, all fixed assets in relation to Phase III West will be transferred to the relevant PRC authority at nil consideration and West Route JV will be dissolved, with any assets remaining after satisfaction of outstanding liabilities to be distributed to West Route PRC Partner and HHI West HK Co in equal share;

(4) any amendments to the JV Contract or JV Articles to reflect such terms will only become effective upon approval of the amending agreements by the relevant PRC authorities; and

(5) the contribution of equity and the sharing of distributable profits from the operation of West Route JV between the joint venture partners of West Route JV is on a 50:50 basis; and

(b) the doing of all things and entering into of all transactions, agreements and arrangements (including without limitation, with West Route PRC Partner and Guangdong Provincial Communication Group Company Limited and their respective subsidiaries and associated companies and with other connected persons) by West Route JV, HHI or any subsidiary or jointly controlled entity of HHI as the HHI Directors may in their absolute discretion consider necessary or desirable or expedient to give effect to the such agreements or for the implementation of all transactions contemplated thereunder, including but not limited to:

(1) enter into any transactions pursuant to, for the purposes of implementing or in connection with any Sino-foreign co-operative joint venture contract in relation to Phase III West (as may be amended from time to time); and

(2) enter into or deal with any transactions, arrangements or matters related, ancillary or incidental to (i) the investment in or the planning, design, construction, management or operation of Phase III West or (ii) any properties, facilities, developments or investments under or in connection with Phase III West or which may be carried out, implemented or invested in by West Route JV in connection with Phase III West.

However, if no agreement for Phase III West is entered into on or before the date which is one year after the date on which an ordinary resolution in relation to the matters referred to in paragraphs (a) and (b) above is passed, such approvals in connection with Phase III West will be automatically revoked. Where the terms of the Phase III Transactions are materially different from that to be approved by the independent shareholders, independent shareholders' approval of the new terms will be sought where required by the Listing Rules.

Although the current targeted total amount of investment in Phase III West is RMB3,600,000,000, independent shareholders will be asked to approve a total amount of investment up to RMB4,000,000,000 to give HHI Directors flexibility in the negotiations with West Route PRC Partner.

The HH Independent Board Committee, comprising Mr. Guy Man Guy WU and Ms. Linda Lai Chuen LOKE, has been formed to consider the terms of the Transactions and the related matters referred to above. Mr. Carmelo Ka Sze LEE, an independent non-executive director of HH, is a partner of Woo, Kwan, Lee & Lo, the legal advisers on Hong Kong law in relation to the Transactions, which firm will receive normal professional fees in connection with the Transactions. He has therefore not been appointed to the HH Independent Board Committee. The HHI Independent Board Committee, comprising Mr. Philip Tsung Cheng FEI, Mr. Lee Yick NAM, Mr. Gordon YEN and Mr. Kojiro NAKAHARA, has been formed to consider the terms of the Transactions and the related matters referred to above. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committees and independent shareholders of HH and HHI as to whether the terms of the Transactions are fair and reasonable and whether the Transactions are in the interests of HH and HHI and their respective shareholders as a whole. HH will seek independent shareholders' approval at the Extraordinary General Meeting by way of poll.

Application by HHI for waiver of requirement to hold general meeting

Pursuant to Rule 14A.43 of the Listing Rules, a written independent shareholders' approval obtained from a shareholder holding more than 50% in nominal value of the securities giving the right to attend and vote at a general meeting convened to approve the connected transaction may be accepted in lieu of holding such a general meeting if no shareholder of the listed issuer is required to abstain from voting if the listed issuer were to convene such a general meeting. Anber Investments Limited, which owns 2,160,000,000 shares in HHI (equivalent to approximately 74.98% of the issued share capital of HHI as at the Latest Practicable Date), has confirmed in writing that in the event that independent shareholders' approval of HHI in respect of the Transactions is required, it will vote in favour of them. Anber Investments Limited does not have any material interest in the Transactions which is different from those of the other shareholders of HHI. West Route PRC Partner has confirmed to HHI that neither it nor any of its associates holds any shares in HH or HHI, with "associates" being confined to those companies which are associates of West Route PRC Partner by reason only of Guangdong Provincial Communication Group Company Limited's interest in such company. Therefore, the HHI Board confirms, after having made all reasonable enquiries, that no shareholder of HHI is required to abstain from voting if HHI were to convene a general meeting for the approval of the Transactions. Accordingly, HHI has applied to the Stock Exchange for a waiver of the requirement to hold a general meeting to seek independent shareholders' approval of the Transactions.

REASONS FOR ENTERING INTO THE TRANSACTIONS

As disclosed in the prospectus of HHI dated 28 July 2003, HHI had been actively pursuing the development of Phase II West and had been negotiating the terms of co-operation with West Route PRC Partner in respect of the investment in and the planning, design, construction and operation of Phase II West, which negotiations resulted in their agreement to co-operate on a 50:50 basis, being the same basis as that in respect of Phase I West. Accordingly, HHI West HK Co and West Route PRC Partner agreed to enter into the Amending Agreements. HHI is currently negotiating the terms of a possible co-operation with West Route PRC Partner for the investment in and the planning, design, construction and operation of Phase III West to complete the Western Delta Route.

Construction of Phase II West, which may start only after approval of the Amending Agreements by the relevant PRC authorities has been obtained, is currently expected to take approximately three years. On completion of Phase II West, an arterial expressway system directly linking Guangzhou, Shunde and Zhongshan will be created. Such arterial expressway system will be further extended to Zhuhai if Phase III West is proceeded with. The board of directors of each of HH and HHI believes that the two phases (or if the Phase III Transactions are proceeded with, three phases) of the Western Delta Route will be a strategic route in that area.

The HH Board and HHI Board consider that the terms of the Transactions are fair and reasonable and in the interests of the shareholders as a whole of HH and HHI respectively.

FINANCIAL EFFECTS OF THE TRANSACTIONS

Your attention is drawn to the paragraph headed "Financial effects of the Amending Agreements and the Phase III Transactions" in the letter from Somerley set out on pages 16 to 28 of this circular, in which the effects of the Transactions on the earnings, assets, cashflow and liabilities of HH and HHI are described.

BUSINESSES OF THE HH GROUP AND THE HHI GROUP

HH Group is principally engaged in the development, investment and operation of properties and hotels and through its subsidiary HHI, toll roads, bridges and tunnels and related infrastructure projects in Hong Kong and the PRC.

HHI Group's primary business is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in the PRC, and in particular the PRD region bordering Hong Kong.

EXTRAORDINARY GENERAL MEETING

Set out on pages 45 to 48 of this circular is a notice convening the Extraordinary General Meeting of HH to be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Monday, 6 September 2004 at 10:30 a.m., at which ordinary resolutions will be proposed and, if thought fit, passed to approve the Transactions. The ordinary resolutions will be decided by poll.

A form of proxy for use at the Extraordinary General Meeting is enclosed. Whether or not you are able to attend the Extraordinary General Meeting in person, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the registered office of HH at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the Extraordinary General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting or at any adjourned meeting (as the case may be) should you so wish.

The HH Board confirms, after having made all reasonable enquiries, that no HH Shareholder will be required to abstain from voting on the ordinary resolutions to be proposed at the Extraordinary General Meeting in respect of the Transactions.

PROCEDURE FOR DEMANDING A POLL

At a general meeting of HH

Pursuant to Article 74 of the articles of association of HH, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a) by the chairman of the meeting; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding shares in HH conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

At a general meeting of HHI

Pursuant to Article 76 of the articles of association of HHI, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of the meeting; or

(b) by at least five members present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and entitled to vote; or

(c) by a member or members present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d) by a member or members present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

It should be noted that HHI has applied to the Stock Exchange for a waiver of the requirement to hold a general meeting to seek independent shareholders' approval of the Transactions.

RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEES

Your attention is drawn to (i) the letter from the HH Independent Board Committee set out on page 14 of this circular which contains the recommendation from the HH Independent Board Committee to the independent shareholders of HH concerning the Transactions; (ii) the letter from the HHI Independent Board Committee set out on page 15 of this circular which contains the recommendation from the HHI Independent Board Committee to the independent shareholders of HHI concerning the Transactions; and (iii) the letter from Somerley set out on pages 16 to 28 of this circular which contains the recommendation of Somerley to the Independent Board Committees and the independent shareholders of HH and HHI in relation to the Transactions and the principal factors considered by Somerley in arriving at its recommendation.

Having taken into account the advice from Somerley and in particular the principal factors set out in the letter of advice from Somerley, the HH Independent Board Committee considers that the terms of the Transactions are fair and reasonable and are in the interests of HH and the HH Shareholders as a whole. Accordingly, the HH Independent Board Committee recommends that independent shareholders of HH should vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting in respect of the Transactions.

Having taken into account the advice from Somerley and in particular the principal factors set out in the letter of advice from Somerley, the HHI Independent Board Committee considers that the terms of the Transactions are fair and reasonable and are in the interests of HHI and the HHI Shareholders as a whole.

ADDITIONAL INFORMATION

Your attention is drawn to the letters from the Independent Board Committees and the letter from Somerley, the independent financial adviser to the Independent Board Committees and the independent shareholders of HH and HHI, and additional information set out in the appendices to this circular.

Yours faithfully,	Yours faithfully,
By order of the HH Board	By order of the HHI Board
Sir Gordon Ying Sheung WU GBS, KCMG, FICE	**Sir Gordon Ying Sheung WU** GBS, KCMG, FICE
Chairman	*Chairman*

HOPEWELL HOLDINGS LIMITED
合和實業有限公司
(incorporated in Hong Kong with limited liability)

21 August 2004

To the independent shareholders

Dear Sir or Madam,

**DISCLOSEABLE AND CONNECTED TRANSACTION
AGREEMENTS IN RELATION TO PHASE II OF
THE WESTERN DELTA ROUTE**

**POSSIBLE DISCLOSEABLE AND CONNECTED TRANSACTION
POSSIBLE AGREEMENTS IN RELATION TO
PHASE III OF THE WESTERN DELTA ROUTE**

We refer to the circular dated 21 August 2004 jointly issued by HH and HHI (the "Circular"), of which this letter forms part. Terms defined in the Circular have the same meanings in this letter unless the context requires otherwise.

We have been appointed by the HH Board as the HH Independent Board Committee to advise you as to whether, in our opinion, the terms of the Transactions are fair and reasonable so far as the independent shareholders of HH are concerned.

Somerley has been appointed by HH as the independent financial adviser to advise us regarding the terms of the Transactions. Details of its advice, together with the principal factors taken into consideration in arriving at such, are set out in its letter on pages 16 to 28 of the Circular.

Your attention is drawn to the joint letter from the HH Board and the HHI Board set out on pages 1 to 13 of the Circular and the additional information set out in the appendices.

Having taken into account the terms of the Transactions, and the advice given by Somerley, we consider that the terms of the Transactions are in the interests of HH and its shareholders as a whole and are fair and reasonable so far as the independent shareholders of HH are concerned. Accordingly, we recommend that the independent shareholders of HH should vote in favour of the ordinary resolutions approving the Transactions to be proposed at the Extraordinary General Meeting.

Yours faithfully,
HH Independent Board Committee
Guy Man Guy WU
Linda Lai Chuen LOKE
Independent non-executive HH Directors

Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(incorporated in the Cayman Islands with limited liability)

21 August 2004

To the independent shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION
AGREEMENTS IN RELATION TO
PHASE II OF THE WESTERN DELTA ROUTE

POSSIBLE DISCLOSEABLE AND CONNECTED TRANSACTION
POSSIBLE AGREEMENTS IN RELATION TO
PHASE III OF THE WESTERN DELTA ROUTE

We refer to the circular dated 21 August 2004 jointly issued by HH and HHI (the "Circular"), of which this letter forms part. Terms defined in the Circular have the same meanings in this letter unless the context requires otherwise.

We have been appointed by the HHI Board as the HHI Independent Board Committee to advise you as to whether, in our opinion, the terms of the Transactions are fair and reasonable so far as the independent shareholders of HHI are concerned.

Somerley has been appointed by HHI as the independent financial adviser to advise us regarding the terms of the Transactions. Details of its advice, together with the principal factors taken into consideration in arriving at such, are set out in its letter on pages 16 to 28 of the Circular.

Your attention is drawn to the joint letter from the HH Board and the HHI Board set out on pages 1 to 13 of the Circular and the additional information set out in the appendices.

Having taken into account the terms of the Transactions, and the advice given by Somerley, we consider that the terms of the Transactions are in the interests of HHI and its shareholders as a whole and are fair and reasonable so far as the independent shareholders of HHI are concerned.

Yours faithfully,
HHI Independent Board Committee
Philip Tsung Cheng FEI
Lee Yick NAM
Gordon YEN
Kojiro NAKAHARA
Independent non-executive HHI Directors

The following is the text of a letter of advice from Somerley in connection with the fairness and reasonableness of the terms of the Transactions to the Independent Board Committees and the independent shareholders of HH and HHI which has been prepared for incorporation into this circular.

Somerley Limited
Suite 2201, 22nd Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

21 August 2004

To the HH Independent Board Committee and independent shareholders of HH

To the HHI Independent Board Committee and independent shareholders of HHI

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION AGREEMENTS IN RELATION TO PHASE II OF THE WESTERN DELTA ROUTE

POSSIBLE DISCLOSEABLE AND CONNECTED TRANSACTION POSSIBLE AGREEMENTS IN RELATION TO PHASE III OF THE WESTERN DELTA ROUTE

We refer to our appointment to advise (i) the HH Independent Board Committee and the independent shareholders of HH (the "Independent HH Shareholders"); and (ii) the HHI Independent Board Committee and the independent shareholders of HHI (the "Independent HHI Shareholders") on the terms of the Transactions. Details of the Transactions are set out in the joint letter from the HH Board and the HHI Board contained in the circular to the HH Shareholders and the HHI Shareholders dated 21 August 2004 (the "Circular"), of which this letter forms part. Unless otherwise defined herein, terms used in this letter shall have the same meanings as defined in the Circular.

Pursuant to Clause 46 of the Listing Agreement between HHI and the Stock Exchange and the letter dated 7 August 2003 from HH to the Stock Exchange, West Route JV, being a Sino-foreign co-operative joint venture enterprise jointly controlled by the HHI Group and West Route PRC Partner, is deemed to be a subsidiary of HHI and HH for the purposes of the then Chapter 14 of the Listing Rules (which has been subdivided into Chapters 14 and 14A since revisions of the Listing Rules came into effect on 31 March 2004). West Route PRC

Partner currently has a 50% interest in each of West Route JV and Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited (which is a Sino-foreign co-operative joint venture between West Route PRC Partner and a subsidiary of HHI), and is accordingly deemed to be a connected person of HHI and HH for the purposes of Chapter 14A of the Listing Rules. The entering into of the Amending Agreements with West Route PRC Partner for the investment in and the planning, design, construction and operation of Phase II West through West Route JV therefore constitutes a connected transaction of both HH and HHI and, pursuant to the Listing Rules, is subject to the approval of the Independent HH Shareholders and Independent HHI Shareholders respectively. The transactions contemplated under the Amending Agreements also constitute discloseable transactions of both HH and HHI.

HHI is in the process of negotiating the terms of a possible co-operation with West Route PRC Partner for the investment in and the planning, design, construction and operation of Phase III West through West Route JV. The Phase III Transactions, if and when entered into, are also expected to constitute connected transactions of both HH and HHI and be subject to the approval of the Independent HH Shareholders and Independent HHI Shareholders respectively. The Phase III Transactions, if aggregated with the Amending Agreements, also constitute discloseable transactions for both HH and HHI.

The HH Independent Board Committee consisting of two independent non-executive HH Directors, namely, Mr. Guy Man Guy WU and Ms. Linda Lai Chuen LOKE, will consider the terms of the Transactions and make a recommendation to the HH Independent Shareholders.

The HHI Board confirms, after having made all reasonable equiries, that no shareholder of HHI is required to abstain from voting if HHI were to convene a general meeting for the approval of the Transactions. Anber Investments Limited, which owned 2,160,000,000 shares in HHI (representing approximately 74.98% of the issued share capital of HHI) as at Latest Practicable Date, has confirmed in writing that in the event that independent shareholders' approval of HHI in respect of the Transactions is required, it will vote in favour. Accordingly, HHI has applied for a waiver of the requirement to convene a physical general meeting to seek the HHI Independent Shareholders' approval of the Transactions. The HHI Independent Board Committee consisting of all the independent non-executive HHI Directors, namely, Mr. Philip Tsung Cheng FEI, Mr. Lee Yick NAM, Mr. Gordon YEN and Mr. Kojiro NAKAHARA, will review the terms of the Transactions.

In formulating our opinion on the Transactions, we have relied on the information and facts supplied, and the opinions expressed, by the directors and management of both HH and HHI. We have assumed that all statements and representations made to us by the directors and management of both HH and HHI or made or referred to in the Circular are true and accurate at the time they were made and as at the date of the Circular and will continue to be true at the date of the Extraordinary General Meeting.

We have sought and received confirmation from the HH Directors and HHI Directors that all material relevant information has been supplied to us and no material facts have been omitted from the information supplied and opinions expressed. We have relied on such

information and consider that we have been provided with and have reviewed sufficient information to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular. We have no reason to believe that any material information has been withheld, or doubt the truth and accuracy of the information provided. We have not, however, conducted an independent investigation into the affairs of HH, HHI or their subsidiaries or West Route PRC Partner.

APPROVALS BEING SOUGHT

The independent shareholders' approval sought by each of HH and HHI in connection with the Amending Agreements and the Phase III Transactions are summarised in the paragraph headed "Independent shareholders' approval" contained in the joint letter from the HH Board and the HHI Board in the Circular. Your attention is drawn to the independent shareholders' approval being sought by each of HH and HHI in connection with Phase III Transactions. These approvals cover the entering into by West Route JV, HHI or any subsidiary or jointly controlled entity of HHI of agreements with West Route PRC Partner in connection with the investment in and the planning, design, construction and operation of Phase III West (the detailed route and alignment to be determined by the HHI Directors in their absolute discretion) as may be approved by the HHI Directors in their absolute discretion, including but not limited to the further amendment of the joint venture contract and the articles of association in respect of West Route JV for the above purposes provided that:

(i) the total investment for Phase III West as stated in such agreements does not exceed RMB4,000 million (excluding loan interest incurred during the construction period and future adjustments of government charges and fees (if any)) and any additional registered capital in West Route JV required to be contributed by the HHI Group for Phase III West does not exceed RMB700 million, with the balance of the total amount of investment to be borrowed by West Route JV from banks;

(ii) the concession period for Phase III West shall be 30 years or such shorter period as may be approved by the relevant PRC authorities and acceptable to the HHI Directors;

(iii) upon expiry of the concession period for Phase III West, all fixed assets in relation to Phase III West will be transferred to the relevant PRC authority at nil consideration and West Route JV will be dissolved, with any assets remaining after satisfaction of outstanding liabilities to be distributed to West Route PRC Partner and HHI West HK Co in equal share;

(iv) any amendments to the JV Contract or JV Articles to reflect such terms will only become effective upon approval of the amending agreements by the relevant PRC authorities; and

(v) the contribution of equity and the sharing of distributable profits from the operation of West Route JV between the joint venture partners of West Route JV on a 50:50 basis shall remain unchanged.

If no agreement for Phase III West is entered into on or before the date which is one year after the date on which an ordinary resolution in relation to the Phase III Transactions is passed, such approvals will be automatically revoked. In the event that the terms of the Phase III Transactions are materially different from those to be approved by the independent shareholders, independent shareholders' approval of the new terms will be sought where required by the Listing Rules.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion, we have taken the following principal factors and reasons into consideration:

(i) Background to and reasons for the Amending Agreements and the Phase III Transactions

HHI was spun off from HH for a separate listing on the Stock Exchange in August 2003. The principal business of the HHI Group is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in Guangdong Province in the southern PRC, particularly in the PRD region. The HHI Group currently has interests in three principal toll-expressway projects, being the Guangzhou-Shenzhen Superhighway, the Guangzhou East-South-West Ring Road and Phase I West. HHI's interests in all of the above projects are held through Sino-foreign co-operative joint ventures established according to applicable PRC laws. The interest in Phase I West is held through West Route JV, the joint venture partner of which is West Route PRC Partner. West Route PRC Partner is also the joint venture partner of the HHI Group for the Guangzhou-Shenzhen Superhighway.

West Route JV was established in the PRC on 17 September 2003 pursuant to the JV Contract. At present and before the Amending Agreements taking effect, West Route JV's total investment and registered capital are RMB1,680 million and RMB588 million respectively. Pursuant to the JV Contract, West Route JV is principally engaged in the investment, planning, design, construction and operation of Phase I West and its ancillary facilities. Phase I West is a 14.7 km closed system expressway with dual 3 lanes, which was open to traffic on 30 April 2004 and is now in operation. The Amending Agreements and the Phase III Transactions are being entered into in contemplation of expanding the areas of co-operation under the JV Contract and the JV Articles to include Phase II West and Phase III West respectively in addition to Phase I West.

Set out below is the map illustrating the Western Delta Route comprising Phase I West, Phase II West and Phase III West:


N
Guangzhou
Guangzhou
E-S-W Ring Road
Huangpu
Port
Foshan
Phase I
West
GS Superhighway
Xinsha Port
NH 105
Panyu
Shunde
Humen Port
Humen bridge
Heshan
Phase II
West
Nansha Port
NH 105
Guangzhu East
Superhighway
Jiangmen
Xinhui
Zhongshan
Phase III
West
Zhuhai
S.E.Z
Legend:
Phase I West (Operational)
Phase II West
Phase III West
Guangzhu East Superhighway
National Highway 105

Western Delta Route
(Phase I West, Phase II and Phase III West)

As set out in the prospectus dated 28 July 2003 issued by HHI (the "Prospectus"), HHI has retained the concession rights for the development of the Shunde to Zhongshan section of the Western Delta Route, which is substantially referred to herein as the Phase II West, a 46 km closed system expressway running from the southern end of Phase I West in Shunde to Zhongshan. Although no firm plans had been formulated for further development of any part of Phase II West at the time of the listing of HHI, it is stated in the Prospectus that the development of Phase II West would be actively pursued by the HHI Group.

The proposed Phase III West is to further extend the Western Delta Route from the southern end of Phase II West to Zhuhai, completing a strategic arterial expressway system in the western side of PRD from Guangzhou to Zhuhai.

When Phases II and III are completed, the Western Delta Route will not only provide a direct link between Guangzhou and Zhuhai, it will also serve the traffic to cities such as Foshan, Nanhai, Shunde and Zhongshan on the western side of PRD. The nearest expressway running in the same direction is the Guangzhou-Zhuhai East Superhighway, which is about 30 km away to the east of the Western Delta Route and its primary coverage is different from that of the Western Delta Route. The HH Directors and the HHI Directors are not aware that there are currently any published proposals for any additional or alternative expressway connecting Guangzhou and Zhuhai via Shunde and Zhongshan which would provide speed and convenience for travel comparable to Phase I West together with the proposed Phase II West and Phase III West.

Based on the statistics released by the Statistics Bureaus of various cities in the Guangdong Province in 2004, cities in the PRD region continue to record high economic growth. Growth in gross domestic products of the above-mentioned cities in the PRD region through which the Western Delta Route runs ranged from approximately 14% to 18% in 2003. Industrial output for these PRD cities amounted to over RMB1,081 billion in 2003, representing a growth of approximately 28% from 2002. The economic and industrial growth in Guangdong Province, particularly the PRD, has been the prime catalyst for the development of the highway network. In the event that the proposed bridge connecting Zhuhai and Macau with Hong Kong materialises, we believe the economic development of the western PRD will be further accelerated.

Based on the above, the HH Board and the HHI Board are of the view, with which we concur, that the entering into of the Amending Agreements and the pursuit of the Phase III Transactions are in line with the stated business objectives and strategies of the HHI Group and the Western Delta Route will be a strategic route in the western bank of the PRD region.

(ii) Background of West Route PRC Partner

West Route PRC Partner is a state-owned enterprise primarily engages in the investment, construction and operation of major highway infrastructure projects in Guangdong Province. West Route PRC Partner is wholly owned by and under the

administration of Guangdong Provincial Communication Group Company Limited ("GP Communication Group"), which is in turn a state-owned enterprise established by the Guangdong Provincial Government. The GP Communication Group is currently the largest developer, construction group and operator of highways in the Guangdong Province.

West Route PRC Partner is also the PRC partner of the Guangzhou-Shenzhen Superhighway and Phase I West. The HH Group has established a long term relationship with West Route PRC Partner and has been co-operating with West Route PRC Partner in toll expressway project developments and investments since 1987. A strong track record of successful co-operation between the parties has been established through the successful development and operations of the Guangzhou-Shenzhen Superhighway and the recent up to specifications, within budget construction and early completion of Phase I West.

We concur with the HHI Directors' view that in light of West Route PRC Partner's strength and experience and its close relationship with governmental or administrative bodies having responsibilities for transport infrastructure within the relevant region and localities and the long term relationship between the parties, the joint venture with West Route PRC Partner will be of strategic importance to the success of Phase II West and the Phase III Transactions.

(iii) Principal terms of the Amending Agreements and the Phase III Transactions

The major terms of the Amending Agreements and the Phase III Transactions are respectively summarised in the paragraphs headed "The Amending Agreements" and "Phase III Transactions" in the joint letter from the HH Board and the HHI Board contained in the Circular.

Total investment and registered capital

The table below sets out the total investment and the proposed increase in registered capital of West Route JV for the purposes of Phase II West and Phase III West:

	Phase II West	**Phase III West**
	RMB million	*RMB million*
Total investment	4,900.0	3,600.0
Increase in registered capital	1,715.0	1,260.0
– 50% share to be contributed by each of HHI and West Route PRC Partner	857.5	630.0

The increase in registered capital of West Route JV for the purpose of facilitating Phase II West and Phase III West will be contributed in cash by HHI West HK Co (a wholly-owned subsidiary of HHI and presently the foreign partner

in West Route JV for Phase I West) and West Route PRC Partner in equal proportion. We consider that the injection of capital in proportion to the respective equity interests of HHI West HK Co and West Route PRC Partner in West Route JV is fair and equitable.

Profit sharing

Pursuant to the terms of the JV Contract (which presently only covers Phase I West until the Amending Agreements come into effect), the distributable profit from the operations of West Route JV will be shared by HHI West HK Co and West Route PRC Partner in the same proportion as their respective equity interests in West Route JV, that is, on a 50:50 basis. The same profit sharing mechanism will be adopted for Phase II West and the Phase III Transactions and no amendments are being proposed to change this mechanism. We consider that the aforesaid profit sharing mechanism, which is in proportion to the respective equity interests of HHI West HK Co and West Route PRC Partner in West Route JV, is fair and reasonable.

Concession period

Subject to the approval of the relevant PRC authorities (which are expected to be departments of the Guangdong Provincial Government), the concession period for Phase II West will be 30 years commencing on the date on which the new business licence of West Route JV is issued. The concession period for Phase III West will, subject to approval of the relevant PRC authorities, also be targeted at 30 years commencing on the date on which the new business licence of West Route JV to facilitate the inclusion of Phase III West in West Route JV is issued. Upon expiry of the respective concession periods for Phase II West and Phase III West, all fixed assets in relation to Phase II West and Phase III West respectively will be transferred to the government department which regulates transportation at nil consideration. Under the Amending Agreements, upon expiry of the concession period for Phase II West, the West Route JV will be dissolved, with any assets (other than the fixed assets) remaining after satisfaction of outstanding liabilities to be distributed to West Route PRC Partner and HHI West HK Co in equal share, that is, 50:50. If the Phase III Transactions materialise, the dissolution of West Route JV will be deferred to the expiry of the concession period for Phase III West. We consider the above arrangement in respect of the transfer of fixed assets and distribution of remaining net assets are normal for infrastructure projects of this type.

Management of West Route JV

Pursuant to the terms of the JV Contract, the board of directors of West Route JV comprises eight members, of which four have been appointed by HHI West HK Co and four by West Route PRC Partner. No amendments to the composition of and representation by HHI West HK Co and West Route PRC Partner on the board of directors of West Route JV have been proposed under the Amending Agreements and

the Phase III Transactions. As the board composition of West Route JV is pro rata to the shareholding percentage of each joint venture partner of West Route JV, we consider that such arrangement is fair and reasonable.

Right of first refusal

Pursuant to the terms of the JV Contract, each of HHI West HK Co and West Route PRC Partner may sell part or all of its interest in West Route JV with the consent of the other joint venture partner and after obtaining all the necessary approvals from relevant PRC government authorities. The JV Contract also provides each joint venture partner the right of first refusal to acquire the interest in West Route JV to be sold by the other joint venture partner within 30 days after initiation of the proposed disposal by way of written notice. There are no proposed amendments under the Amending Agreements and the Phase III Transactions in relation to the right of first refusal.

(iv) Funding for the Amending Agreements and the Phase III Transactions

Registered capital contribution

It is intended that HHI West HK Co's portion of registered capital contribution to West Route JV in relation to Phase II West and Phase III West will be about 35% of the total investment for the phase concerned and will be injected by way of cash and be funded from internal resources of the HHI Group. As set out above, the total increase in registered capital for the purpose of Phase II West will be RMB1,715.0 million, of which RMB857.5 million will be contributed by the HHI Group. For Phase III West, given that independent shareholders' approval for Phase III Transactions is being sought on the condition that the total investment for Phase III West shall not exceed RMB4,000 million (excluding loan interest incurred during the construction period and future adjustments of government charges and fees (if any)) and any additional registered capital in West Route JV required to be contributed by the HHI Group does not exceed RMB700 million, with the balance of the total amount of investment to be borrowed by West Route JV from banks, we have, for the purposes of our analysis below, adopted RMB1,400.0 million and RMB2,600.0 million as the required increase in registered capital and the remaining investment costs for Phase III West respectively.

The timing for the contribution of the increased registered capital will be determined by West Route JV in accordance with the progress of construction of Phase II West and similarly so targeted for Phase III West. The construction work of Phase II West will start only after approval of the Amending Agreements by the relevant PRC authorities has been obtained. According to the present planning, it is expected that the construction work for Phase II West and Phase III West (if proceeded with) will commence in 2005 and 2006 respectively, each taking approximately 36 months to complete. Based on the experience in the previous

projects, the capital contribution for Phase II West is expected to be made in three phases: about 30% in 2005, 40% in 2006 and the balance of 30% in 2007. The HHI Directors expect that the capital contribution for Phase III West will be in a similar pattern as that of Phase II West but commencing only from 2006. Assuming that both Phase II West and Phase III West are proceeded with in accordance with the current planning, the amount of capital to be contributed by the HHI Group will be as follows:

	2005	**2006**	**2007**	**2008**	**Total**
	RMB million	*RMB million*	*RMB million*	*RMB million*	*RMB million*
Phase II West	257.25	343.00	257.25	–	857.50
Phase III West	–	210.00	280.00	210.00	700.00
Total	257.25	553.00	537.25	210.00	1,557.50

Total investment funding (other than registered capital contribution)

The differences between the total investment and the registered capital, being RMB3,185 million for Phase II West and RMB2,600 million for Phase III West, will be financed by bank borrowings to be obtained by West Route JV.

We are advised by the HHI Directors that West Route JV has been in negotiation with and obtained agreement in principle from a PRC bank to grant the required loan to West Route JV to finance the construction of Phase II West. It is expected that the bank loan will be without recourse to both HHI and HH and will have a term of 15 years, the terms of which are substantially similar to the existing PRC bank loans which West Route JV had arranged and drawn down for Phase I West. The bank loan is planned to be drawn down at the same time as the joint ventures partners are required to contribute the increased registered capital to West Route JV. Repayments are expected to commence only after completion of the construction work of Phase II West

Based on the existing planning of West Route JV for Phase II West, it is not expected that the joint venture partners would be required to provide any further financing to West Route JV throughout the concession period in addition to the registered capital contribution. However, for Phase II West, it is provided under the Amending Agreements that if funding is required to meet project expenses before the contribution of the increased registered capital, West Route PRC Partner may make advances to meet such funding requirement if needed. In such event, West Route JV will have to pay interest, compounded quarterly, on such project expenses so advanced to West Route PRC Partner at the then prevailing lending rate announced by The People's Bank of China or the rate at which West Route PRC Partner actually obtains loans (whichever is the lower).

(v) Financial effects of the Amending Agreements and the Phase III Transactions

Net assets position

As each of the joint venture partners of West Route JV shall contribute the additional registered capital of West Route JV for the purpose of Phase II West and

Phase III West in proportion to their respective shareholding interest in West Route JV, the additional investment by HHI West HK Co in the registered capital of West Route JV will not have any effect on the net assets position of either the HHI Group or the HH Group.

Cashflow position

Based on the interim report of HHI for the six months ended 31 December 2003, the HHI Group has total bank balances and cash of approximately HK$774.8 million and investments in listed debt securities of approximately HK$1,717.9 million. The HHI Group generated net operating cashflow of approximately HK$596.7 million during the six months ended 31 December 2003 and approximately HK$1,011.6 million for the year ended 30 June 2003. As disclosed in the interim report of HHI, bank and other loans of the HHI Group repayable for the coming five years as from 31 December 2003 amounted to approximately HK$1,496.7 million. We are advised by the HHI Directors that such loans comprised approximately HK$1,273.0 million of bank and other loans borrowed by the joint venture companies for the Guangzhou-Shenzhen Superhighway on a project basis without recourse to the HHI Group or HH Group and approximately HK$223.7 million for the Guangzhou East-South-West Ring Road. All such repayments are planned to be funded by cashflow generated by each of the joint venture companies for which the borrowings are made.

The HHI Directors have advised us that the routine maintenance and repair of the three existing expressways operated by the joint venture companies of HHI will be fully funded from the operating cashflow of the respective joint venture companies and no other major capital expenditure has been committed presently.

On the basis of the above financial position of the HHI Group and having considered the fact that the additional capital contribution to be required from the HHI Group for Phase II West and Phase III West will be spread over a four-year period as described in the paragraph headed "Funding for the Amending Agreements and the Phase III Transactions" above, we consider that the Transactions can be accommodated within the financial resources of the HHI Group.

Gearing

As disclosed in the unaudited interim accounts of the HHI Group, the HHI Group had total bank and other borrowings of approximately HK$5,291.5 million and shareholders' equity of approximately HK$9,083.5 million as at 31 December 2003. The gearing ratio as at that date (calculated by dividing total borrowings net of bank balances and cash by shareholders' equity) was approximately 49.7%. Presently, the HHI Group has invested funds not immediately required to be used in listed debt securities of approximately HK$1,717.9 million, all of which, as at the Latest Practicable Date, are US dollar denominated investment grade bonds

maturing no later than 31 December 2005. If such listed debt security investments were deducted from the borrowings, the gearing ratio of the HHI Group as at 31 December 2003 would be approximately 30.8%.

As discussed in the paragraph headed "Funding for the Amending Agreements and the Phase III Transactions" above, the capital contribution required to fund the Phase II West and Phase III West projects will only be required to be contributed by installments over approximately four years according to the progress of construction. It is also expected that the bank loans to be borrowed by West Route JV to finance the excess of total investment cost over the registered capital will be drawn down in stages at the same time as the joint venture partners contribute their portion of registered capital. Consequently, the gearing ratio of the HHI Group would increase when capital is injected by the joint venture partners and when bank loans are simultaneously drawn by West Route JV. The overall effect of the Transactions on the gearing ratio of the HHI Group, however, would be spread over the construction period of Phase II West and Phase III West and the overall cashflow position of the HHI Group due to contribution from the existing tolled expressway projects, namely, the Guangzhou-Shenzhen Superhighway, the Guangzhou East-South-West Ring Road and Phase I West during such period should be taken into account.

In view of the long term nature of infrastructure projects, we consider that it is reasonable for West Route JV to finance its investments in Phase II West and Phase III West partly by way of bank loans and that the possible increase in HHI Group's gearing ratio resulting therefrom is acceptable.

According to the accounting policies of the HH Group, investments in jointly controlled entities are stated at cost less amortisation and any identified impairment losses plus the HH Group's attributable share of the undistributed post-acquisition reserves of the jointly controlled entities. The increase in bank loans and borrowings of West Route JV would not be consolidated into the accounts of the HH Group. Accordingly, the Transactions will not have any effect on the gearing position of the HH Group.

Earnings

According to the accounting policies of the HHI Group, HHI Group reports its interests in jointly controlled entities using proportionate consolidation based on the profit-sharing ratios specified in the relevant joint venture agreements. The HHI Group's share of results of West Route JV has been and will continue to be consolidated into the accounts of the HHI Group. According to the accounting policies of the HH Group, the consolidated income statement of the HH Group includes the HH Group's share of post-acquisition results of its jointly controlled entities for the year.

Based on the business plan of West Route JV, it is expected that Phase II West and Phase III West will commence operations in 2007 and 2008 respectively. Accordingly, Phase II West and Phase III West will not make any positive contributions to the HHI Group and the HH Group before that. The contribution from Phase II West and Phase III West will be affected by factors including, among others, traffic flow, toll rate and interest rate fluctuations.

Based on the above, we are of the view that save for the possible increase in the gearing ratio of the HHI Group as mentioned in the sub-section headed "Gearing" above, the Transactions are not expected to have any other material adverse effects on the financial positions of the HH Group or HHI Group. Given the long term nature of the infrastructure projects and in light of the strategic value of the Western Delta Route to the HHI Group and the HH Group as discussed above, we consider that the possible increase in gearing ratio in the near term is acceptable and that the HHI Shareholders and HH Shareholders should focus on the contributions that may be derived from the Transactions in a longer term perspective.

OPINION AND ADVICE

Having considered the above principal factors and reasons, we consider that the terms of the Amending Agreements and the Phase III Transactions are fair and reasonable so far as the HH Independent Shareholders and the HHI Independent Shareholders are concerned and that the Transactions are in the interests of both HH and HHI and their respective shareholders as a whole. Accordingly, we advise the HH Independent Board Committee to recommend the Independent HH Shareholders to vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting to approve the Amending Agreements and the Phase III Transactions.

Yours faithfully,
For and on behalf of
SOMERLEY LIMITED
M. N. Sabine
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the HH Group. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interest of the HH Directors in the shares, underlying shares and debentures of HH or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to HH and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by HH referred to therein, or which were required to be notified to HH and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(i) Beneficial interests and short positions in HH Shares and underlying shares of equity derivatives of HH(i)

	HH Shares						
HH Directors	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests(ii) (interests of controlled corporation)	Other interests(iii)	Equity derivatives(iv)	Total interests	Total interests as approximate percentage of shares in issue as at the Latest Practicable Date
Gordon Ying Sheung WU	63,494,032	21,910,000(v)	111,250,000(vi)	30,680,000	8,000,000	235,334,032	26.62
Eddie Ping Chang HO	25,360,000	246,000	2,050,000	–	–	27,656,000	3.13
Thomas Jefferson WU	24,450,000	–	820,000	–	2,400,000	27,670,000	3.13
Josiah Chin Lai KWOK	2,000,000	–	–	–	1,000,000	3,000,000	0.34
Henry Hin Moh LEE	7,695,322	–	–	–	–	7,695,322	0.87
Robert Van Jin NIEN	100,000	–	–	–	1,000,000	1,100,000	0.12
Guy Man Guy WU	2,645,650	–	–	–	–	2,645,650	0.30
Ivy Sau Ping KWOK WU	21,910,000	113,554,032(vii)	61,190,000	30,680,000	8,000,000(viii)	235,334,032	26.62
Linda Lai Chuen LOKE	–	1,308,981	–	–	–	1,308,981	0.15
David Yau-gay LUI	8,537	–	–	–	–	8,537	0.00

Notes:

(i) All interests in the HH Shares and underlying shares of equity derivatives of HH were long positions. None of the HH Directors or chief executives of HH held any short position in the HH Shares and underlying shares of equity derivatives of HH.

(ii) These HH Shares were beneficially owned by a company in which the relevant HH Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests of 30,680,000 HH Shares represented the interests held by Sir Gordon Ying Sheung WU jointly with Lady Ivy Sau Ping KWOK WU.

(iv) These represented interests of options granted to HH Directors under the share option scheme of HH adopted on 11 October 1994 (which had been terminated, but all outstanding options granted prior to the termination remained in full force and effect) to subscribe for HH Shares, further details of which are set out below:

HH Directors	**Date of grant**	**Exercise price** *HK$*	**Balance of outstanding options**	**Exercise period**
Gordon Ying Sheung WU	09/09/2003	9.55	8,000,000	09/03/2004-09/09/2008
Thomas Jefferson WU	03/04/2002	6.15	2,400,000	03/10/2002-02/10/2005
Josiah Chin Lai KWOK	28/03/2002	6.15	1,000,000	28/09/2002-27/09/2005
Robert Van Jin NIEN	01/04/2002	6.15	1,000,000	01/10/2002-30/09/2005

(v) The family interests of 21,910,000 HH Shares represented the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.

(vi) The corporate interests of 111,250,000 HH Shares represented the interests of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU held through corporations. This figure included 61,190,000 HH Shares held by Lady Ivy Sau Ping KWOK WU through corporations.

(vii) The family interests of 113,554,032 HH Shares represented the interests of Sir Gordon Ying Sheung WU, the husband of Lady Ivy Sau Ping KWOK WU. This figure included 50,060,000 HH Shares held by Sir Gordon Ying Sheung WU through corporations.

(viii) These represented interests of options granted to Sir Gordon Ying Sheung WU, the husband of Lady Ivy Sau Ping KWOK WU.

(ii) Beneficial interests and short positions in the shares of associated corporations

(A) The following were the interests of HH Directors in shares of the associated corporation HHI:

HH Directors	Shares Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests (interests of controlled corporation)	Other interests	Total interests	Total interest as approximate percentage of shares in issue as at the Latest Practicable Date
Gordon Ying Sheung WU	–	300,000[(i)]	–	–	300,000	0.01
Thomas Jefferson WU	100,000	–	–	–	100,000	0.00
Ivy Sau Ping KWOK WU	300,000	–	–	–	300,000	0.01

Note:

(i) The family interests of 300,000 HHI Shares represented the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.

(B) Mr. Eddie Ping Chang HO together with his associate beneficially owned 100% of the issued share capital of Hong Kong Insurance Agency Limited which in turn owned 600,000 ordinary shares of HCNH Insurance Brokers Limited, an associated corporation of HH, representing one-half of its issued share capital.

(C) Certain HH Directors held shares in certain subsidiaries as nominees for their holding companies.

(D) None of the HH Directors or chief executives of HH held any short position in shares of associated corporations.

(iii) Beneficial interests and short positions in the underlying shares of equity derivatives of associated corporations[(i)]

All of the following interests in underlying shares of equity derivatives of associated corporations were interests in warrants of HHI, which conferred rights to subscribe for HHI Shares at HK$4.18 per HHI Share (subject to adjustments) exercisable during a period of 3 years from 6 August 2003 to 5 August 2006:

HH Directors	Equity derivatives Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests[(ii)] (interests of controlled corporation)	Other interests	Total interests	Total interest as approximate percentage of shares in issue as at the Latest Practicable Date
Gordon Ying Sheung WU	6,249,403	2,191,000[(iv)]	11,124,999[(v)]	3,068,000[(iii)]	22,633,402	0.79
Eddie Ping Chang HO	1,936,000	24,600	205,000	–	2,165,600	0.08
Thomas Jefferson WU	2,435,000	–	82,000	–	2,517,000	0.09
Henry Hin Moh LEE	279,530	–	–	–	279,530	0.01
Robert Van Jin NIEN	10,000	–	–	–	10,000	0.00
Guy Man Guy WU	264,565	–	–	–	264,565	0.01
Ivy Sau Ping KWOK WU	2,191,000	11,255,403[(vi)]	6,118,999	3,068,000[(iii)]	22,633,402	0.79
Linda Lai Chuen LOKE	–	130,898	–	–	130,898	0.00
David Yau-gay LUI	853	–	–	–	853	0.00

Notes:

(i) All of the above interests in the underlying shares of equity derivatives of associated corporations were long positions.

(ii) These equity derivatives were beneficially owned by a company in which the relevant director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests of 3,068,000 warrants represented the interests held by Sir Gordon Ying Sheung WU jointly with Lady Ivy Sau Ping KWOK WU.

(iv) The family interests of 2,191,000 warrants represented the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.

(v) The corporate interests of 11,124,999 warrants represented the interests of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU held through corporations. This figure included 6,118,999 warrants held by Lady Ivy Sau Ping KWOK WU through corporations.

(vi) The family interests of 11,255,403 warrants represented the interests of Sir Gordon Ying Sheung WU, the husband of Lady Ivy Sau Ping KWOK WU. This figure included 5,006,000 warrants held by Sir Gordon Ying Sheung WU through corporations.

(iv) Beneficial interests in debentures of associated corporations

The 9⅞% Notes due 2004 (which matured on 15 August 2004) for a face amount of US$4,850,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. was beneficially owned by companies in which Mr. Thomas Jefferson WU was entitled to exercise one-third or more of the voting power at their general meetings.

(b) As at the Latest Practicable Date, so far as was known to the HH Directors, the interest of the HH Shareholders, other than HH Directors and chief executives of HH, in the HH Shares and underlying shares of HH which were notified to HH and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

Name	Capacity	No. of HH Shares (corporate interests)	Interest as approximate percentage of HH Shares in issue as at the Latest Practicable Date
The Capital Group Companies, Inc.	Investment Manager	52,661,000	5.96

(c) So far as was known to the HH Directors, as at the Latest Practicable Date, the following persons (other than members of the HH Group) were directly or indirectly interested (other than through HH) in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the following members of the HH Group (other than HH) and the amount of each of such person's interest in such securities was as follows:

Name of member of the HH Group	Name of substantial shareholder	Interest in share capital/equity interest	Percentage of shareholding
廣州市冠暉物業管理有限公司 (Guangzhou City Kwun Fai Property Management Limited*)	廣州市祥業管理有限公司 (Guangzhou City Cheung Yip Management Limited*)	registered capital in the amount of RMB100,000	20%
Hope Hua Hotel Management Company Limited	Lindo Limited	141,000 shares of US$1 each	30%
Bayern Gourmet Food Company Limited	Mr. Karl Konrad PSCHORR	300,000 shares of HK$1 each	10%
PT. Hi Power Tubanan 1	P.T. Impa Energi	35,825 shares of US$100 each	20%

* *for identification only*

(d) Save as disclosed above, as at the Latest Practicable Date:

(i) so far as was known to the HH Directors, none of the HH Directors or chief executives of HH had any interest or short positions in any shares or underlying shares or interest in debentures of HH or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to HH and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to HH and the Stock Exchange.

(ii) there was no person known to the HH Directors who had an interest or short position in the HH Shares and underlying shares of HH which would fall to be disclosed to HH and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was, directly or indirectly, interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the HH Group, or any options in respect of such capital.

3. DIRECTORS' INTERESTS IN CONTRACTS

(a) As at the Latest Practicable Date, none of the HH Directors had entered, or proposed to enter into a service contract with any member of the HH Group which is not determinable by the HH Group within one year without payment of compensation, other than statutory compensation.

(b) On 7 May 2004, each of Sir Gordon Ying Sheung WU and Mr. Eddie Ping Chang HO sold 1 share in H-Power Investor Ltd. at a consideration of US$1 each, and Mr. Eddie Ping Chang HO assigned a loan of HK$20,890 due from H-Power Investor Ltd., to a wholly-owned subsidiary of HH. Save as disclosed herein, as at the Latest Practicable Date, none of the HH Directors had any direct or indirect interest in any assets which had been, since 30 June 2003 (being the date to which the latest published audited consolidated accounts of HH were made up), acquired or disposed of by, or leased to HH or any member of the HH Group, or were proposed to be acquired or disposed of by, or leased to, any member of the HH Group.

(c) Save as disclosed herein, as at the Latest Practicable Date, none of the HH Directors was materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the HH Group.

(d) Mr. Carmelo Ka Sze LEE, an independent non-executive HH Director, is a partner of Woo, Kwan, Lee & Lo, the legal advisers on Hong Kong law to HH and HHI in relation to the Transactions, which firm will receive normal professional fees in connection with the Transactions.

4. MATERIAL ADVERSE CHANGE

The HH Directors are not aware of any material adverse changes in the financial or trading position of the HH Group since 30 June 2003 (being the date to which the latest published audited consolidated accounts of HH were made up).

5. EXPERT

(a) The following are the qualifications of the expert who has given opinion or advice contained in this circular:

Name	Qualifications
Somerley	A deemed corporation licensed to carry out type 1 (dealings in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO

(b) (i) Somerley does not have any shareholding in any member of the HH Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the HH Group.

(ii) Somerley does not have any direct or indirect interest in any assets which have been since 30 June 2003 (being the date to which the latest published audited consolidated accounts of HH were made up) acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the HH Group.

(iii) Somerley has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter dated 21 August 2004 and the references to its name, in the form and context in which they respectively appear.

6. LITIGATION

Save as disclosed in the annual report of HH for the year ended 30 June 2003 (except for the legal action in relation to a proposed infrastructure project in the Philippines which had since been settled), so far as the HH Directors are aware, neither HH nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against HH or any of its subsidiaries as at the Latest Practicable Date.

7. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Woo, Kwan, Lee & Lo, 27th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours on any business day up to and including 6 September 2004:

(a) the memorandum and articles of association of HH;

(b) the Amending Agreements;

(c) the letter from Somerley, the text of which is set out in this circular; and

(d) the written consent referred to in the paragraph headed "Expert" of this appendix.

8. MISCELLANEOUS

(a) The registered office of HH is at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(b) The share registrars and transfer office of HH is Computershare Hong Kong Investor Services Limited of Rooms 1712-1716, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The Company Secretary of HH is Mr. Peter Yip Wah LEE, a solicitor of the High Court of Hong Kong.

(d) The qualified accountant of HH is Mr. Tai Tei YU, a Fellow of the Hong Kong Society of Accountants.

(e) The translation into Chinese language of this circular is for reference only. In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the HHI Group. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interest of the HHI Directors in the shares, underlying shares and debentures of HHI or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to HHI and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by HHI referred to therein, or which were required to be notified to HHI and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(i) Beneficial interests and short positions in HHI Shares[(i)]

	HHI Shares					
HHI Directors	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests (interests of controlled corporation)	Other interests	Total interests	Total interests as approximate percentage of shares in issue as at the Latest Practicable Date
Gordon Ying Sheung WU	–	300,000[(ii)]	–	–	300,000	0.01
Thomas Jefferson WU	100,000	–	–	–	100,000	0.00

Notes:

(i) All interests in the HHI Shares were long positions.

(ii) The family interests of 300,000 HHI Shares represented the interests held by Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.

(ii) Beneficial interests and short positions in the underlying shares of equity derivatives of HHI[(i)]

	Equity derivatives					
HHI Directors	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests[(ii)] (interests of controlled corporation)	Other interests	Total interests	Total interests as approximate percentage of shares in issue as at the Latest Practicable Date
Gordon Ying Sheung WU	6,249,403	2,191,000[(iii)]	11,124,999[(iv)]	3,068,000[(v)]	22,633,402	0.79
Eddie Ping Chang HO	1,936,000	24,600	205,000	–	2,165,600	0.08
Thomas Jefferson WU	2,435,000	–	82,000	–	2,517,000	0.09
Leo Kwok Kee LEUNG	1,000	–	–	–	1,000	0.00
Kojiro NAKAHARA	1,067	–	–	–	1,067	0.00

Notes:

(i) All interests in the underlying shares of equity derivatives of HHI were long positions. All interests in underlying shares of equity derivatives of HHI were interests in warrants of HHI which conferred rights to subscribe for HHI Shares at an initial subscription price per HHI Share equivalent to the initial public offer price of the HHI Shares of HK$4.18 (subject to adjustment) exercisable during a period of 3 years commencing on 6 August 2003. None of the HHI Directors or chief executives of HHI held any short position in the underlying shares of equity derivatives of HHI.

(ii) These equity derivatives were beneficially owned by a company in which the relevant director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The family interests of 2,191,000 warrants represented the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.

(iv) The corporate interests of 11,124,999 warrants represented the interests of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU held through corporations. This figure included 6,118,999 warrants held by Lady Ivy Sau Ping KWOK WU through corporations.

(v) The other interests of 3,068,000 warrants represented the interests held by Sir Gordon Ying Sheung WU jointly with Lady Ivy Sau Ping KWOK WU.

(iii) Beneficial interests and short positions in the shares and underlying shares of associated corporations[(i)]

HHI Directors	Name of Company	Shares: Personal interests (held as beneficial owner)	Shares: Family interests (interests of spouse or child under 18)	Shares: Corporate interests[(ii)] (interests of controlled corporation)	Other interests	Equity derivatives[(iii)]	Total interests	Total interests as approximate percentage of shares in issue as at the Latest Practicable Date
Gordon Ying Sheung WU	HH	63,494,032	21;910,000[(iv)]	111,250,000[(v)]	30,680,000	8,000,000	235,334,032	26.62
Eddie Ping Chang HO	HH	25,360,000	246,000	2,050,000	–	–	27,656,000	3.13
Thomas Jefferson WU	HH	24,450,000	–	820,000	–	2,400,000	27,670,000	3.13
Alan Chi Hung CHAN	HH	–	–	–	–	1,000,000	1,000,000	0.11
Cheng Hui JIA	HH	–	–	–	–	800,000	800,000	0.09
Leo Kwok Kee LEUNG	HH	10,000	–	–	–	–	10,000	0.00
Lee Yick NAM	HH	90,000	–	–	–	–	90,000	0.01
Kojiro NAKAHARA	HH	10,671	–	–	–	–	10,671	0.00

Notes:

(i) All interests in the shares and underlying shares of equity derivatives in associated corporations were long positions. None of the HHI Directors or chief executives of HHI held any short position in shares and underlying shares of equity derivatives of associated corporations.

(ii) These shares were beneficially owned by a company in which the relevant director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The interests in underlying shares of equity derivatives represented interests of options granted to HHI Directors under the share option scheme of HH adopted on 11 October 1994 (which had been terminated, but all outstanding options granted prior to the termination remain in full force and effect) to subscribe for shares of HH, further details of which are set out below:

HHI Directors	Date of grant	Number of share options outstanding	Exercise price per share *HK$*	Period during which share options are exercisable
Gordon Ying Sheung WU	09/09/2003	8,000,000	9.55	09/03/2004-09/09/2008
Thomas Jefferson WU	03/04/2002	2,400,000	6.15	03/10/2002-02/10/2005
Alan Chi Hung CHAN	02/04/2002	1,000,000	6.15	02/10/2002-01/10/2005
Cheng Hui JIA	02/04/2002	800,000	6.15	02/10/2002-01/10/2005

(iv) The family interests of 21,910,000 shares represented the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.

(v) The corporate interests of 111,250,000 shares represented the interests of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU held through corporations. This figure included 61,190,000 shares held by Lady Ivy Sau Ping KWOK WU through corporations.

(vi) Certain HHI Directors held shares in certain subsidiaries of HH as nominees for their holding companies.

(iv) Beneficial interests in debentures of associated corporations

(A) The 9⅞% Notes due 2004 (which matured on 15 August 2004) for a face amount of US$4,850,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. was beneficially owned by companies in which Mr. Thomas Jefferson WU was entitled to exercise one-third or more of the voting power at their general meetings.

(B) The 9⅞% Notes due 2004 (which matured on 15 August 2004) for a face amount of US$400,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. was beneficially owned by Mr. Lee Yick NAM.

(b) As at the Latest Practicable Date, so far as was known to the HHI Directors, the interest of the HHI Shareholders in the HHI Shares and underlying shares of HHI which were notified to HHI and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

Name(v)	**Capacity**	**No. of HHI Shares (corporate interests)**	**Approximate percentage of shares to total issued share capital as at the Latest Practicable Date**
Anber Investments Limited	Beneficial owner	2,160,000,000	74.985
Delta Roads Limited(i)	Interests of Controlled Corporation	2,160,000,000	74.985
Dover Hills Investments Limited(ii)	Interests of Controlled Corporation	2,160,000,000	74.985
Supreme Choice Investments Limited(iii)	Interests of Controlled Corporation	2,160,000,000	74.985
HH(iv)	Interests of Controlled Corporation	2,160,000,000	74.985

Notes:

(i) This represented the same block of HHI Shares shown against the name of Anber Investments Limited above. Since Anber Investments Limited was wholly-owned by Delta Roads Limited, Delta Roads Limited was deemed to be interested in the same number of HHI Shares held by Anber Investments Limited under Part XV of the SFO.

(ii) As Delta Roads Limited was wholly-owned by Dover Hills Investments Limited, Dover Hills Investments Limited was deemed to be interested in the same number of HHI Shares which Delta Roads Limited was deemed to be interested under Part XV of the SFO.

(iii) As Dover Hills Investments Limited was wholly-owned by Supreme Choice Investments Limited, Supreme Choice Investments Limited was deemed to be interested in the same number of HHI Shares which Dover Hills Investments Limited was deemed to be interested under Part XV of the SFO.

(iv) As Supreme Choice Investments Limited was wholly-owned by HH, HH was deemed to be interested in the same number of HHI Shares which Supreme Choice Investments Limited was deemed to be interested under Part XV of the SFO.

(v) Sir Gordon Ying Sheung WU, Mr. Eddie Ping Chang HO and Mr. Thomas Jefferson WU were directors of Anber Investments Limited, Delta Roads Limited, Dover Hills Investments Limited, Supreme Choice Investments Limited and HH.

(c) Save as disclosed above, as at the Latest Practicable Date:

(i) so far as was known to the HHI Directors, none of the HHI Directors or chief executives of HHI had any interest or short positions in any shares or underlying shares or interest in debentures of HHI or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to HHI and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO,

to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to HHI and the Stock Exchange.

(ii) there was no person known to the HHI Directors who had an interest or short position in the HHI Shares and underlying shares of HHI which would fall to be disclosed to HHI and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was, directly or indirectly, interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the HHI Group, or any options in respect of such capital.

3. DIRECTORS' INTERESTS IN CONTRACTS

(a) As at the Latest Practicable Date, none of the HHI Directors had entered, or proposed to enter into a service contract with any member of the HHI Group which is not determinable by the HHI Group within one year without payment of compensation, other than statutory compensation.

(b) Save as disclosed herein, as at the Latest Practicable Date, none of the HHI Directors had any direct or indirect interest in any assets which had been, since 30 June 2003 (being the date to which the latest published audited consolidated accounts of HHI were made up), acquired or disposed of by, or leased to HHI or any member of the HHI Group, or were proposed to be acquired or disposed of by, or leased to, any member of the HHI Group.

(c) Save as disclosed herein, as at the Latest Practicable Date, none of the HHI Directors was materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the HHI Group.

4. MATERIAL ADVERSE CHANGE

The HHI Directors are not aware of any material adverse changes in the financial or trading position of the HHI Group since 30 June 2003 (being the date to which the latest published audited consolidated accounts of HHI were made up).

5. EXPERT

(a) The following are the qualifications of the expert who has given opinion or advice contained in this circular:

Name	Qualifications
Somerley	A deemed corporation licensed to carry out type 1 (dealings in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO

(b) (i) Somerley does not have any shareholding in any member of the HHI Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for shares in any member of the HHI Group.

(ii) Somerley does not have any direct or indirect interest in any assets which have been since 30 June 2003 (being the date to which the latest published audited consolidated accounts of HHI were made up) acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by or leased to, any member of the HHI Group.

(iii) Somerley has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter dated 21 August 2004 and the references to its name, in the form and context in which they respectively appear.

6. LITIGATION

So far as the HHI Directors are aware, neither HHI nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against HHI or any of its subsidiaries as at the Latest Practicable Date.

7. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Woo, Kwan, Lee & Lo, 27th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours on any business day up to and including 6 September 2004:

(a) the memorandum and articles of association of HHI;

(b) the Amending Agreements;

(c) the letter from Somerley, the text of which is set out in this circular; and

(d) the written consent referred to in the paragraph headed "Expert" of this appendix.

8. MISCELLANEOUS

(a) The registered office of HHI is at P.O. Box 309GT, Ugland House, South Church Street, Grand Cayman, Cayman Islands, British West Indies. The head office and principal place of business of HHI is at Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(b) The Hong Kong share and warrant registrars and transfer office of HHI is Computershare Hong Kong Investor Services Limited of Rooms 1712-1716, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The Company Secretary of HHI is Mr. Peter Yip Wah LEE, a solicitor of the High Court of Hong Kong.

(d) The qualified accountant of HHI is Ms. Rebecca Kai Ching LEE, an Associate of the Hong Kong Society of Accountants and a Fellow of the Association of Chartered Certified Accountants.

(e) The translation into Chinese language of this circular is for reference only. In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

HOPEWELL HOLDINGS LIMITED
合和實業有限公司

(incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of HOPEWELL HOLDINGS LIMITED (the "Company") will be held at King Palace Chinese Restaurant, 8th Floor, Hopewell Centre, 183 Queen's Road East on Monday, 6 September 2004 at 10:30 a.m. for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. **"THAT**

(a) the conditional agreement dated 14 July 2004 entered into between Hopewell Guangzhou-Zhuhai Superhighway Development Limited ("HHI West HK Co") and Guangdong Provincial Highway Construction Company Limited ("West Route PRC Partner") in relation to amendments of the Sino-foreign co-operative joint venture contract dated 5 January 2004 between them (the "JV Contract") and the conditional agreement dated 14 July 2004 entered into between HHI West HK Co and West Route PRC Partner in relation to amendments of the articles of association (the "JV Articles") of Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") (copies of the two conditional agreements (the "Amending Agreements") have been produced at this meeting and marked as "Exhibit-A" and signed by a director of the Company for the purpose of identification) and all transactions contemplated thereby be and are hereby approved, confirmed and ratified; and

(b) The entering into of all such transactions, agreements and arrangements (including without limitation, with West Route PRC Partner and Guangdong Provincial Communication Group Company Limited and their respective subsidiaries and associated companies and with other connected persons of the Company), and signing, sealing, execution, perfection, performance and delivery of all such documents by West Route JV, Hopewell Highway Infrastructure Limited ("HHI") or any subsidiary or jointly controlled entity of HHI as the directors of HHI may in their absolute discretion consider necessary or desirable or expedient to give effect to the Amending Agreements or for the implementation of all transactions contemplated thereunder, including but not limited to:

(1) amending the terms of the Amending Agreements, the JV Contract and the JV Articles as required by relevant authorities in the People's Republic of China ("PRC Authorities") or for the purposes of obtaining the approval of PRC Authorities or to comply with all applicable laws, rules and regulations;

(2) entering into any transactions pursuant to, for the purposes of implementing or in connection with the Amending Agreements or the phase of the JV Contract (as may be amended from time to time) in relation to the Amending Agreements ("Phase II West"); and

(3) entering into any transactions or arrangements or dealing with any matters related, ancillary or incidental to (i) the investment in or the planning, design, construction, management or operation of Phase II West or (ii) any properties, facilities, developments or investments under or in connection with Phase II West or which may be carried out, implemented or invested in by West Route JV in connection with Phase II West,

be and are hereby approved."

2. "**THAT**

(a) The entering into by West Route JV, Hopewell Highway Infrastructure Limited ("HHI") or any subsidiary or jointly controlled entity of HHI of any agreements (the "Phase III Agreements") with Guangdong Provincial Highway Construction Company Limited ("West Route PRC Partner") in connection with the investment in and the planning, design, construction and operation of a proposed Zhongshan to Zhuhai section ("Phase III West", the detailed route and alignment of which to be determined by the directors of HHI in their absolute discretion) of a proposed network of dual three lane toll-expressways linking Guangzhou, Zhongshan and Zhuhai through Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV"), as may be approved by the directors of HHI in their absolute discretion, including but not limited to the further amendment of the joint venture contract and the articles of association in respect of West Route JV for the above purposes, provided that:

(1) the total amount of investment for Phase III West as stated in the Phase III Agreements does not exceed RMB4,000,000,000 (excluding loan interest incurred during the construction period and future adjustments of government charges and fees (if any)) and any additional registered capital in West Route JV required to be contributed by HHI and its subsidiaries under the Phase III Agreements does not exceed RMB700,000,000, with the balance of the total amount of investment to be borrowed by West Route JV from banks;

(2) the concession period for Phase III West shall be 30 years or such shorter period as may be approved by the relevant authorities of the People's Republic of China and acceptable to the directors of HHI;

(3) upon expiry of the concession period for Phase III West, all fixed assets in relation to Phase III West will be transferred to the relevant authority in the People's Republic of China at nil consideration and West Route JV will be

dissolved, with any assets remaining after satisfaction of outstanding liabilities to be distributed to West Route PRC Partner and Hopewell Guangzhou-Zhuhai Superhighway Development Limited ("HHI West HK Co") in equal share;

(4) any amendments to the Sino-foreign co-operative joint venture contract dated 5 January 2004 between HHI West HK Co and West Route PRC Partner (as amended from time to time) or the articles of association of West Route JV to reflect such terms will only become effective upon approval of the amending agreements in relation thereto by the relevant authorities in the People's Republic of China; and

(5) the contribution of equity and the sharing of distributable profits from the operation of West Route JV between the joint venture partners of West Route JV is on a 50:50 basis,

be and is hereby approved;

(b) The doing of all such things, entering into all such transactions, agreements and arrangements (including without limitation, with West Route PRC Partner and Guangdong Provincial Communication Group Company Limited and their respective subsidiaries and associated companies and with other connected persons of the Company), and signing, sealing, execution, perfection, performance and delivery of all such documents by West Route JV, HHI or any subsidiary or jointly controlled entity of HHI as the directors of HHI may in their absolute discretion consider necessary or desirable or expedient to give effect to the Phase III Agreements or for the implementation of all transactions contemplated thereunder, including but not limited to:

(1) entering into any transactions pursuant to, for the purposes of implementing or in connection with any Sino-foreign co-operative joint venture contract in relation to Phase III West (as may be amended from time to time); and

(2) entering into any transactions or arrangements or dealing with any matters related, ancillary or incidental to (i) the investment in or the planning, design, construction, management or operation of Phase III West or (ii) any properties, facilities, developments or investments under or in connection with Phase III West or which may be carried out, implemented or invested in by West Route JV in connection with Phase III West,

be and are hereby approved; and

(c) if no Phase III Agreement is entered into on or before the date which is one year after the date on which this resolution is passed, this resolution shall be automatically revoked."

By order of the Board
Hopewell Holdings Limited
Peter Yip Wah LEE
Company Secretary

Hong Kong, 21 August 2004

Registered office:
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Notes:

1. The ordinary resolutions to be considered at the meeting will be decided by poll. On voting by poll, each shareholder of the Company shall have one vote for each share held in the Company.

2. A member entitled to attend and vote at the meeting is entitled to appoint up to two proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

3. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share, shall alone be entitled to vote in respect thereof.

4. A form of proxy for use at the meeting is enclosed with the circular to shareholders of the Company.

5. To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company, at 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting or adjourned meeting and in such event, the instrument appointing a proxy shall be deemed revoked.

6. The translation into Chinese language of this notice is for reference only. In case of any inconsistency, the English version shall prevail.

7. As at the date hereof, the directors of the Company are Sir Gordon Ying Sheung WU, Mr. Eddie Ping Chang HO, Mr. Josiah Chin Lai KWOK, Mr. Thomas Jefferson WU, Mr. Henry Hin Moh LEE, Mr. Robert Van Jin NIEN, Mr. Guy Man Guy WU, Lady Ivy Sau Ping KWOK WU, Ms. Linda Lai Chuen LOKE, Mr. Albert Kam Yin YEUNG, Mr. Colin Henry WEIR, Mr. David Yau-gay LUI, Mr. Carmelo Ka Sze LEE, Mr. Andy Lee Ming CHEUNG and Mr. Eddie Wing Chuen HO Junior.

(c) 若西綫III期協議於通過該協議之決議案獲得批准之日起計一年內未能簽訂，有關之本決議案將自動作廢。」

承董事會命
合和實業有限公司
秘書
李業華

香港，2004年8月21日

註冊辦事處：
香港皇后大道東183號
合和中心64樓

附註：

1. 於會議上提呈之普通決議案將以投票方式表決。當以投票方式表決時，每位股東持每一股本公司股份均可享有一投票權。

2. 凡有權出席大會及於會上投票之股東，均有權委任最多兩名代表出席，及於投票表決時代其投票。受委代表毋須為本公司股東。

3. 倘為股份之聯名登記持有人，任何一名人士可親自或委派代表就該股份於會上投票，猶如其為唯一有權之人士，惟倘超過一名聯名持有人親自或委派代表出席大會，則就該股份名列本公司股東名冊上首位之上述人士方有權就該股份作出投票。

4. 致本公司股東之通函內隨附大會適用之代表委任表格。

5. 代表委任表格，連同經簽署或經公證人核實之授權書或其他授權文件(如有)，必須於大會或其續會指定舉行時間48小時前送達本公司位於香港皇后大道東183號合和中心64樓之註冊辦事處，方為有效。股東填妥及交回代表委任表格後，仍可親自出席股東特別大會，並於會上投票。

6. 本通告之中文翻譯本只作參考，如有歧異，概以英文為準。

7. 於本通告日，本公司董事為胡應湘爵士、何炳章先生、郭展禮先生、胡文新先生、李憲武先生、嚴文俊先生、胡文佳先生、胡應湘爵士夫人、陸勵荃女士、楊鑑賢先生、韋高廉先生、雷有基先生、李嘉士先生、張利民先生及何榮春先生。

由西綫中方夥伴及合和廣珠高速公路發展有限公司(「合和廣珠」)在支付所有負債後按相同份額分配；

(4) 任何因反映該等條款而作出之由合和廣珠與西綫中方夥伴於2004年1月5日所訂立之中外合作經營合同(經不時修訂)或西綫合作公司之公司章程之修改，須取得中國政府有關部門批准，方才生效；及

(5) 就西綫合作公司所投入的資本及其經營利潤之分配將以聯營夥伴50:50為基礎。

(b) 批准合和公路基建董事以絕對酌情權認為必須、適宜或權宜以落實西綫III期協議的條款或履行所有預期交易之由西綫合作公司、合和公路基建或其任何附屬公司或共同控制個體(包括但不限於與西綫中方夥伴及廣東省交通集團有限公司及其各自之附屬公司、聯營公司及其他本公司之關連人士)進行所有相關之交易、協議及安排；及簽署、蓋章、執行、完成、履行和交付所有相關之文件；包括(但不限於)以下：

(1) 根據為履行或有關西綫III期的中外合作經營合同(經不時修訂)進行任何交易；及

(2) 就以下所述之任何相關、附帶或額外進行任何交易、安排或事項：(i)投資、規劃、設計、建設、管理或經營西綫III期；或(ii)有關西綫III期或其下或西綫合作公司就有關西綫III期所執行、實施或投資之任何物業、設施、發展或投資；及

(2) 根據為履行或有關補充修改協議或合作合同(經不時修訂)中關於補充修改協議之階段簽訂任何交易(「西綫II期」);及

(3) 就以下所述相關、附帶或額外進行任何交易、安排或事項:(i)投資、規劃、設計、建設、管理或經營西綫II期;或(ii)有關西綫II期或其下或西綫合作公司就有關西綫II期所執行、實施或投資之任何物業、設施、發展或投資。」

2. **「動議**

(a) 批准合和公路基建董事以絕對酌情權批准由西綫合作公司、合和公路基建有限公司(「合和公路基建」)或其任何附屬公司或共同控制個體就有關透過廣東廣珠西綫高速公路有限公司(「西綫合作公司」)投資、規劃、設計、建設及經營一條由中山至珠海段(「西綫III期」,合和公路基建董事有絕對酌情權決定西綫III期之詳細路線及走向)之一建議中之雙向三車道高速公路網絡,貫通廣州、中山及珠海三地,與廣東省公路建設有限公司(「西綫中方夥伴」)簽訂任何協議(「西綫III期協議」);包括但不限於為此進一步修改西綫合作公司之合作合同及合作公司章程,但需符合下列事項:

(1) 於西綫III期協議中提及西綫III期的投資總額不超過人民幣40億元(並不包括在建設期內所產生之貸款利息及日後政府收費及費用上之調整(如有)),而由合和公路基建及其附屬公司投入西綫合作公司新增之註冊資本的金額不超過人民幣7億元,投資總額與註冊資本增加之差額將由西綫合作公司向銀行借貸;

(2) 西綫III期之合作期限為三十年或中國政府有關部門批准及合和公路基建董事接受之較短時限;

(3) 當西綫III期合作期限屆滿時,有關西綫III期之所有固定資產將無償移交給中國政府有關部門,西綫合作公司將解散,其剩餘之資產將

HOPEWELL HOLDINGS LIMITED

合和實業有限公司

（於香港註冊成立之有限公司）

茲通告合和實業有限公司（「本公司」）謹訂於2004年9月6日（星期一）上午10時30分假座香港皇后大道東183號合和中心8樓皇廷大酒樓舉行股東特別大會，藉以考慮及酌情通過（不論有否修訂）下列決議案為本公司之普通決議案：

普通決議案

1. 「**動議**

(a) 批准、確認及追認由合和廣珠高速公路發展有限公司（「合和廣珠」）與廣東省公路建設有限公司（「西綫中方夥伴」）於2004年7月14日就雙方同意修改於2004年1月5日所訂立之中外合作經營合同（「合作合同」）簽訂之有條件協議；及由合和廣珠與西綫中方夥伴於2004年7月14日就雙方同意修改廣東廣珠西綫高速公路有限公司（「西綫合作公司」）章程（「合作章程」）簽訂之有條件協議及所有預期交易（註有「附件-A」字樣之兩份有條件協議（「補充修改協議」）之副本已提呈於本會議上並由本公司一位董事簽署以資識別）；及

(b) 批准合和公路基建董事以絕對酌情權認為必須、適宜或權宜以落實補充修改協議或履行所有預期交易之由西綫合作公司、合和公路基建有限公司（「合和公路基建」）或其任何附屬公司或共同控制個體（包括但不限於與西綫中方夥伴及廣東省交通集團有限公司及其各自之附屬公司、聯營公司及其他本公司之關連人士）進行所有相關之交易、協議及安排；及簽署、蓋章、執行、完成、履行和交付所有相關之文件；包括（但不限於）以下：

(1) 應相關中國政府機關（「中國政府機關」）之要求，或為取得中國政府機關之批准，或為遵守所有適用之法律、條例及規則，對補充修改協議、合作合同及合作章程之條款作出修訂；

8. 其他事項

(a) 合和公路基建註冊辦事處為P.O. Box 309GT, Ugland House, South Church Street, Grand Cayman, Cayman Islands, British West Indies；合和公路基建辦公室及主要營業地址為香港灣仔皇后大道東183號合和中心64樓64-02室。

(b) 合和公路基建之香港股份及認股權證登記及過戶處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心1712至1716室。

(c) 合和公路基建之公司秘書為李業華先生，彼為香港高等法院律師。

(d) 合和公路基建之合資格會計師為李啟清小姐，彼為香港會計師公會會員及英國特許公認會計師公會資深會員。

(e) 本通函之中文翻譯本只供參考，如有歧異，概以英文本為準。

5. 專業人士

(a) 以下為本通函載有其意見或建議之專業人士之專業資格：

名稱	專業資格
新百利	根據證券及期貨條例被視作可進行第1類（證券交易）、第4類（就證券提供意見）、第6類（就企業融資提供意見）及第9類（資產管理）受證券及期貨條例規管的活動

(b) (i) 新百利概無持有合和公路基建集團任何成員公司之股權，亦無擁有可以認購或提名其他人士認購合和公路基建集團任何成員公司證券之權利（不論在法律上是否可予行使）。

(ii) 新百利並無在合和公路基建集團任何成員公司自2003年6月30日（即合和公路基建最近期公布經審核綜合財務報表之結算日期）以來，買賣或租用或建議買賣或租用之資產中，擁有任何直接或間接權益。

(iii) 新百利已就本通函之發出給予書面同意，表示同意按目前之形式及文意轉載其日期為2004年8月21日之函件及引述其名稱，且迄今並無撤回。

6. 訴訟

於最後可行日期，據合和公路基建董事所知，合和公路基建或其附屬公司概無牽涉任何重大訴訟或仲裁，而且合和公路基建或其附屬公司概無涉及任何尚未了結或對其構成威脅之重大訴訟或仲裁。

7. 備查文件

下列文件之副本由本通函刊發日期至2004年9月6日止之任何營業日之一般辦公時間內可在胡關李羅律師行位於香港中環康樂廣場一號怡和大廈27樓之辦事處，可供查閱：

(a) 合和公路基建之公司組織章程大綱及細則；

(b) 補充修改協議；

(c) 新百利之函件，全文載於本通函；及

(d) 新百利之書面同意，請參閱本附錄標題為「專業人士」一段。

條例的規定，合和公路基建董事或最高行政人員被當作或視作擁有之權益及淡倉），或根據證券及期貨條例第352條須記錄於合和公路基建存置之登記冊之任何權益或淡倉，或根據上市公司董事進行證券交易之標準守則而須知會合和公路基建及聯交所之任何權益或淡倉。

(ii) 據合和公路基建董事所知，概無任何人士持有任何合和公路基建股份及相關股份之權益或淡倉，而該權益或淡倉須按證券及期貨條例第XV部第2及第3分部規定向合和公路基建及聯交所披露者，或彼等直接或間接擁有合和公路基建集團其他成員公司已發行股本面值10%或以上之權益，使彼等有權在股東大會上於任何情況下具有投票權，或彼等有認股權認購該等股本面值10%或以上。

3. 董事之合約權益

(a) 於最後可行日期，各合和公路基建董事並沒有與合和公路基建集團成員公司訂立服務合約或建議訂立之服務合約，該等合約屬合和公路基建集團在一年內不可在不予賠償（法定賠償除外）的情況下終止這服務合約。

(b) 除本通函所披露者外，於最後可行日期，各合和公路基建董事於合和公路基建或合和公路基建集團任何成員公司自2003年6月30日（即合和公路基建最近期公布經審核綜合財務報表之結算日期）以來，買賣或租用或建議買賣或租用之資產中，並無擁有任何直接或間接權益。

(c) 除本通函所披露者外，於最後可行日期，各合和公路基建董事並沒有在對合和公路基建集團業務而言屬重大，且持續至本通函刊發日期之任何合同或安排中擁有重大權益。

4. 重大逆轉

各合和公路基建董事認為，自2003年6月30日（即合和公路基建最近期公布經審核綜合財務報表之結算日期）以來，合和公路基建集團之財政或經營狀況並無重大逆轉。

(b) 於最後可行日期，就各合和公路基建董事所知，佔有合和公路基建股份及相關股份權益之股東，均按證券及期貨條例第XV部第2及第3分部之規定通知合和公路基建及聯交所者，其詳情如下：

名稱 (v)	身份	合和公路基建股份數目(公司權益)	於最後可行日期之權益約佔發行股份之百分比
Anber Investments Limited	實益擁有持有人	2,160,000,000	74.985
Delta Roads Limited (i)	受控制公司擁有之權益	2,160,000,000	74.985
Dover Hills Investments Limited (ii)	受控制公司擁有之權益	2,160,000,000	74.985
Supreme Choice Investments Limited (iii)	受控制公司擁有之權益	2,160,000,000	74.985
合和實業 (iv)	受控制公司擁有之權益	2,160,000,000	74.985

附註：

(i) 此處指上文Anber Investments Limited名稱右欄呈列之同一批合和公路基建股份。由於Anber Investments Limited由Delta Roads Limited全資擁有，根據證券及期貨條例第XV部，Delta Roads Limited被視為擁有Anber Investments Limited持有之同等數目之合和公路基建股份權益。

(ii) 由於Dover Hills Investments Limited全資擁有Delta Roads Limited，根據證券及期貨條例第XV部， Dover Hills Investments Limited被視為擁有Delta Roads Limited持有之同等數目之合和公路基建股份權益。

(iii) 由於Supreme Choice Investments Limited全資擁有Dover Hills Investments Limited，根據證券及期貨條例第XV部，Supreme Choice Investments Limited被視為擁有Dover Hills Investments Limited持有之同等數目之合和公路基建股份權益。

(iv) 由於合和實業全資擁有Supreme Choice Investments Limited，根據證券及期貨條例第XV部，合和實業被視為擁有Supreme Choice Investments Limited持有之同等數目之合和公路基建股份權益。

(v) 胡應湘爵士、何炳章先生及胡文新先生均為Anber Investments Limited、Delta Roads Limited、Dover Hills Investments Limited、Supreme Choice Investments Limited及合和實業之董事。

(c) 除上述所披露外，於最後可行日期：

(i) 據合和公路基建董事所知，各名合和公路基建董事或最高行政人員概無持有合和公路基建或其任何相聯法團(定義見證券及期貨條例第XV部)之任何股份、相關股份或債券權益或淡倉，並根據證券及期貨條例第XV部第7及第8分部須知會合和公路基建及聯交所者(包括根據證券及期貨

(iii) 於股本衍生工具相關股份之權益代表合和實業於1994年10月11日採納的認股證計劃下授予合和公路基建董事認購合和實業股份之權利，該認股權計劃已終止，但於計劃終止前授出而未行使的所有認股權繼續有效，進一步資料載列如下：

合和公路基建董事姓名	授出日期	尚未行使認股權數目	行使價每股 港幣	可行使期
胡應湘	09/09/2003	8,000,000	9.55	09/03/2004-09/09/2008
胡文新	03/04/2002	2,400,000	6.15	03/10/2002-02/10/2005
陳志鴻	02/04/2002	1,000,000	6.15	02/10/2002-01/10/2005
賈呈會	02/04/2002	800,000	6.15	02/10/2002-01/10/2005

(iv) 家屬權益21,910,000股股份代表胡應湘爵士之妻子胡應湘爵士夫人之權益。

(v) 公司權益111,250,000股股份代表胡應湘爵士及胡應湘爵士夫人通過公司持有之權益。此數目包括胡應湘爵士夫人通過公司持有之61,190,000股股份。

(vi) 若干合和公路基建董事以代理人身份代表控股公司持有合和實業若干附屬公司之股份。

(iv) 於相聯法團債券之實益權益

(A) 胡文新先生透過持有多間公司三分之一或以上股東大會投票權而實益擁有廣深高速公路(控股)有限公司發行之2004年到期(年息為9⅞%)之票據(已於2004年8月15日到期)，該票面金額為美金4,850,000元。

(B) 藍利益先生實益擁有廣深高速公路(控股)有限公司發行之2004年到期(年息為9⅞%)之票據(已於2004年8月15日到期)，該票面金額為美金400,000元。

(iii) 於相聯法團股本衍生工具相關股份之實益權益及淡倉[i]

合和公路基建董事姓名	公司名稱	個人權益（實益擁有）	家屬權益（配偶及18歲以下子女之權益）	股份公司權[ii]（受控制公司擁有之權益）	其他權益	股本衍生工具[iii]	總權益	於最後可行日期之總權益約佔發行股份之百分比
胡應湘	合和實業	63,494,032	21,910,000[iv]	111,250,000[v]	30,680,000	8,000,000	235,334,032	26.62
何炳章	合和實業	25,360,000	246,000	2,050,000	–	–	27,656,000	3.13
胡文新	合和實業	24,450,000	–	820,000	–	2,400,000	27,670,000	3.13
陳志鴻	合和實業	–	–	–	–	1,000,000	1,000,000	0.11
賈呈會	合和實業	–	–	–	–	800,000	800,000	0.09
梁國基	合和實業	10,000	–	–	–	–	10,000	0.00
藍利益	合和實業	90,000	–	–	–	–	90,000	0.01
中原紘二郎	合和實業	10,671	–	–	–	–	10,671	0.00

附註：

(i) 於相聯法團股本衍生工具相關股份之權益均為長倉。各名合和公路基建董事或最高行政人員概無持有任何相聯法團股本衍生工具相關股份的淡倉。

(ii) 此等股份由一家公司實益擁有，而根據證券及期貨條例，有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(ii) 於合和公路基建股本衍生工具相關股份之實益權益及淡倉[i]

合和公路基建董事姓名	股本衍生工具 個人權益（實益擁有）	家屬權益（配偶及18歲以下子女之權益）	公司權益[ii]（受控制公司擁有之權益）	其他權益	總權益	於最後可行日期之總權益約佔發行股份之百分比
胡應湘	6,249,403	2,191,000[iii]	11,124,999[iv]	3,068,000[v]	22,633,402	0.79
何炳章	1,936,000	24,600	205,000	–	2,165,600	0.08
胡文新	2,435,000	–	82,000	–	2,517,000	0.09
梁國基	1,000	–	–	–	1,000	0.00
中原紘二郎	1,067	–	–	–	1,067	0.00

附註：

(i) 於合和公路基建股本衍生工具相關股份之權益均為長倉。於合和公路基建股本衍生工具相關股份之權益為合和公路基建認股權證賦予之權利，可以港幣4.18元（相等於發售價（可予調整）之初步認購價）認購合和公路基建股份，該權利可於2003年8月6日起三年內行使。各名合和公路基建董事或最高行政人員概無持有任何合和公路基建股本衍生工具相關股份的淡倉。

(ii) 此等股本衍生工具由一間公司實益擁有，而根據證券及期貨條例，有關董事被視作有權於該公司之股東大會上行使不少於三分之一的投票權或控制該數量之投票權之行使。

(iii) 家屬權益2,191,000認股權證代表胡應湘爵士之妻子胡應湘爵士夫人之權益。

(iv) 公司權益11,124,999認股權證代表胡應湘爵士及胡應湘爵士夫人透過公司持有之權益。此數目包括由胡應湘爵士夫人透過公司持有的6,118,999認股權證。

(v) 其他權益3,068,000認股權證代表由胡應湘爵士及胡應湘爵士夫人共同持有。

1. 責任聲明

本通函的資料乃遵照上市規則而刊載，旨在提供有關合和公路基建集團之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，本通函並無遺漏任何事實，足以令致本通函的內容產生誤導。

2. 權益之披露

(a) 於最後可行日期，各名合和公路基建董事對合和公路基建或其任何相聯法團(定義見證券及期貨條例第XV部)任何股份、相關股份或債券擁有之權益及淡倉中，已經根據證券及期貨條例第XV部第7及第8分部之規定通知合和公路基建及聯交所者(包括任何有關董事根據證券及期貨條例之上述規定被視作或當作為擁有之權益及淡倉)，或根據證券及期貨條例第352條規定須記錄於合和公路基建存置之登記冊內者，或根據上市公司董事進行證券交易之標準守則而須予公布者，其詳情如下：

(i) 合和公路基建股份之實益權益及淡倉[i]

合和公路基建董事姓名	合和公路基建股份：個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益(受控制公司擁有之權益)	其他權益	總權益	於最後可行日期之總權益約佔發行股份之百分比
胡應湘	–	300,000[ii]	–	–	300,000	0.01
胡文新	100,000	–	–	–	100,000	0.00

附註：

(i) 於合和公路基建股份之所有權益均為長倉。

(ii) 家屬權益300,000股合和公路基建股份代表胡應湘爵士之妻子胡應湘爵士夫人之權益。

8. 其他事項

(a) 合和實業註冊辦事處為香港皇后大道東183號合和中心64樓。

(b) 合和實業之股份登記及過戶處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心1712至1716室。

(c) 合和實業之公司秘書為李業華先生，彼為香港高等法院律師。

(d) 合和實業之合資格會計師為余大弟先生，彼為香港會計師公會資深會員。

(e) 本通函之中文翻譯本只供參考，如有歧異，概以英文本為準。

5. 專業人士

(a) 以下為本通函載有其意見或建議之專業人士之專業資格：

名稱	專業資格
新百利	根據證券及期貨條例被視作可進行第1類(證券交易)、第4類(就證券提供意見)、第6類(就企業融資提供意見)及第9類(資產管理)受證券及期貨條例規管的活動

(b) (i) 新百利概無持有合和實業集團任何成員公司之股權，亦無擁有可以認購或提名其他人士認購合和實業集團任何成員公司證券之權利(不論在法律上是否可予行使)。

(ii) 新百利並無在合和實業集團任何成員公司自2003年6月30日(即合和實業最近期公布經審核綜合財務報表之結算日期)以來，買賣或租用或建議買賣或租用之資產中，擁有任何直接或間接權益。

(iii) 新百利已就本通函之發出給予書面同意，表示同意按目前之形式及文意轉載其日期為2004年8月21日之函件及引述其名稱，且迄今並無撤回。

6. 訴訟

除已披露於截至2003年6月30日止年度之合和實業年報外(並不包括在菲律賓已和解之基建項目草案中之法律行動)，於最後可行日期，據合和實業董事所知，合和實業或其附屬公司概無牽涉任何重大訴訟或仲裁，而且合和實業或其附屬公司概無涉及任何尚未了結或對其構成威脅之重大訴訟或仲裁。

7. 備查文件

下列文件之副本由本通函刊發日期至2004年9月6日止之任何營業日之一般辦公時間內可在胡關李羅律師行位於香港中環康樂廣場一號怡和大廈27樓之辦事處，可供查閱：

(a) 合和實業之公司組織章程大綱及細則；

(b) 補充修改協議；

(c) 新百利之函件，全文載於本通函；及

(d) 新百利之書面同意，請參閱本附錄標題為「專業人士」一段。

(d) 除上述所披露外，於最後可行日期：

(i) 據合和實業董事所知，各名合和實業董事或最高行政人員概無持有合和實業或其任何相聯法團（定義見證券及期貨條例第XV部）之任何股份、相關股份或債券權益或淡倉，並根據證券及期貨條例第XV部第7及第8分部須知會合和實業及聯交所者（包括根據證券及期貨條例的規定，合和實業董事或最高行政人員被當作或視作擁有之權益及淡倉），或根據證券及期貨條例第352條須記錄於合和實業存置之登記冊之任何權益或淡倉，或根據上市公司董事進行證券交易之標準守則而須知會合和實業及聯交所之任何權益或淡倉。

(ii) 據合和實業董事所知，概無任何人士擁有任何合和實業股份及相關股份之權益或淡倉，而該權益或淡倉須按證券及期貨條例第XV部第2及第3分部規定向合和實業及聯交所披露者，或彼等直接或間接擁有合和實業集團其他成員公司已發行股本面值10%或以上之權益，使彼等有權在股東大會上於任何情況下具有投票權，或彼等有認股權認購該等股本面值10%或以上。

3. 董事之合約權益

(a) 於最後可行日期，各合和實業董事並沒有與合和實業集團成員公司訂立服務合約或建議訂立之服務合約，該等合約屬合和實業集團在一年內不可在不予賠償（法定賠償除外）的情況下終止者。

(b) 於2004年5月7日，胡應湘爵士及何炳章先生各以代價美金1元，出售其各自持有於合電投資有限公司之一股股份予合和實業之一全資附屬公司；同時，何炳章先生亦轉讓合電投資有限公司所欠下港幣20,890元貸款予合和實業之一全資附屬公司。除本通函所披露者外，於最後可行日期，各合和實業董事於合和實業或合和實業集團任何成員公司自2003年6月30日（即合和實業最近期公布經審核綜合財務報表之結算日期）以來，買賣或租用或建議買賣或租用之資產中，並無擁有任何直接或間接權益。

(c) 除本通函所披露者外，於最後可行日期，各合和實業董事並沒有在對合和實業集團業務而言屬重大，且持續至本通函刊發日期之任何合同或安排中擁有重大權益。

(d) 合和實業一獨立非執行董事李嘉士先生為胡關李羅律師行之合夥人，該行為該等交易擔任合和實業及合和公路基建之香港法律顧問，並就該等交易收取正常專業費。

4. 重大逆轉

各合和實業董事認為，自2003年6月30日（即合和實業最近期公布經審核綜合財務報表之結算日期）以來，合和實業集團之財政或經營狀況並無重大逆轉。

(iv) **於相聯法團債券之實益權益**

胡文新先生透過持有多間公司三分之一或以上股東大會投票權而實益擁有廣深高速公路(控股)有限公司發行之2004年到期(年息為9⅞%)之票據(已於2004年8月15日到期)，該票面金額為美金4,850,000元。

(b) 於最後可行日期，就各合和實業董事所知，佔有合和實業股份及相關股份權益之股東(合和實業董事或主要行政人員除外)，均按證券及期貨條例第XV部第2及第3分部之規定通知合和實業及聯交所者，其詳情如下：

名稱	身份	合和實業股份數目(公司權益)	於最後可行日期之權益約佔合和實業發行股份之百分比
The Capital Group Companies, Inc.	投資經理	52,661,000	5.96

(c) 於最後可行日期，據合和實業董事所知，除合和實業集團之成員外，以下人士均直接或間接(透過合和實業除外)持有任何股本類別面值10%或以上之權益，使彼等有權於合和實業集團成員公司(合和實業除外)召開之股東大會上於任何情況下具有投票權，而彼等擁有該等證券之權益如下：

合和集團成員名稱	主要股東名稱	資本／股本權益	權益佔發行股份之百分比
廣州市冠暉物業管理有限公司 (Guangzhou City Kwun Fai Property Management Limited*)	廣州市祥業管理有限公司 (Guangzhou City Cheung Yip Management Limited*)	註冊資本為人民幣100,000元	20%
合華酒店管理有限公司*	Lindo Limited	141,000股每股美金1元之股份	30%
德國食品有限公司	Karl Konrad PSCHORR先生	300,000股每股港幣1元之股份	10%
PT. Hi Power Tubanan 1	P.T. Impa Energi	35,825股每股美金100元之股份	20%

* *僅供識別*

(iii) **於相聯法團股本衍生工具相關股份之實益權益及淡倉**[i]

以下所有於相聯法團之股本衍生工具相關股份之權益為一相聯法團一合和公路基建之認股權證所賦予之權利，並按每股港幣4.18元(可予調整)，以認購合和公路基建之股份，該權利可於2003年8月6日起至2006年8月5日止三年內行使：

合和實業董事姓名	股本衍生工具 (實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益[ii] (受控制公司擁有之權益)	其他權益	總權益	於最後可行日期之總權益約佔發行股份之百分比
胡應湘	6,249,403	2,191,000 [iv]	11,124,999 [v]	3,068,000 [iii]	22,633,402	0.79
何炳章	1,936,000	24,600	205,000	–	2,165,600	0.08
胡文新	2,435,000	–	82,000	–	2,517,000	0.09
李憲武	279,530	–	–	–	279,530	0.01
嚴文俊	10,000	–	–	–	10,000	0.00
胡文佳	264,565	–	–	–	264,565	0.01
胡郭秀萍	2,191,000	11,255,403 [vi]	6,118,999	3,068,000 [iii]	22,633,402	0.79
陸勵荃	–	130,898	–	–	130,898	0.00
雷有基	853	–	–	–	853	0.00

附註：

(i) 於相聯法團之所有上述股本衍生工具相關股份之權益均為長倉。

(ii) 此等股本衍生工具由一間公司實益擁有，而根據證券及期貨條例，有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) 其他權益3,068,000認股權證代表由胡應湘爵士及胡應湘爵士夫人共同持有之權益。

(iv) 家屬權益2,191,000認股權證代表胡應湘爵士之妻子胡應湘爵士夫人之權益。

(v) 公司權益11,124,999認股權證代表胡應湘爵士及胡應湘爵士夫人透過公司持有之權益。此數目包括由胡應湘爵士夫人透過公司持有之6,118,999認股權證。

(vi) 家屬權益11,255,403認股權證代表胡應湘爵士夫人之丈夫胡應湘爵士之權益。此數目包括由胡應湘爵士透過公司持有之5,006,000認股權證。

(ii) **於相聯法團股份之實益權益及淡倉**

(A) 以下為合和實業董事於相聯法團－合和公路基建持有之股份權益：

合和實業董事姓名	股份 個人權益（實益擁有）	家屬權益（配偶及18歲以下子女之權益）	公司權益（受控制公司擁有之權益）	其他權益	總權益	於最後可行日期之總權益約佔發行股份之百分比
胡應湘	–	300,000[(i)]	–	–	300,000	0.01
胡文新	100,000	–	–	–	100,000	0.00
胡郭秀萍	300,000	–	–	–	300,000	0.01

附註：

(i) 家屬權益300,000股合和公路基建股份代表胡應湘爵士之妻子胡應湘爵士夫人之權益。

(B) 何炳章先生及其聯繫人實益擁有香港保險代理有限公司已發行股本之100%，此公司擁有合信保險及再保險有限公司（合和實業之相聯法團）之600,000股普通股，為其已發行股本之二分之一。

(C) 若干合和實業董事以代理人身份代表其各自控股公司持有若干附屬公司之股份。

(D) 各名合和實業董事或最高行政人員概無持有任何相聯法團股份之淡倉。

附註：

(i) 於合和實業之所有股份及股本衍生工具相關股份之權益均為長倉。各名合和實業董事或最高行政人員概無持有任何合和實業之股份及股本衍生工具相關股份之淡倉。

(ii) 此等合和實業股份由一間公司實益擁有，而根據證券及期貨條例，有關合和實業董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) 其他權益30,680,000股合和實業股份代表由胡應湘爵士及胡應湘爵士夫人共同持有之權益。

(iv) 此等認股權權益為根據合和實業於1994年10月11日採納之認股權計劃（此認股權計劃現已終止，於終止計劃前授出之所有未行使之認股權仍繼續有效）授予合和實業董事之認股權，賦予彼等權利認購合和實業股份，其詳情載列如下：

合和實業董事姓名	授出日期	行使價每股 *港幣*	尚未行使認股權數目	可行使期
胡應湘	09/09/2003	9.55	8,000,000	09/03/2004-09/09/2008
胡文新	03/04/2002	6.15	2,400,000	03/10/2002-02/10/2005
郭展禮	28/03/2002	6.15	1,000,000	28/09/2002-27/09/2005
嚴文俊	01/04/2002	6.15	1,000,000	01/10/2002-30/09/2005

(v) 家屬權益21,910,000股合和實業股份代表胡應湘爵士之妻子胡應湘爵士夫人之權益。

(vi) 公司權益111,250,000股合和實業股份代表胡應湘爵士及胡應湘爵士夫人透過公司持有之權益。此數目包括由胡應湘爵士夫人透過公司持有之61,190,000股合和實業股份。

(vii) 家屬權益113,554,032股合和實業股份代表胡應湘爵士夫人之丈夫胡應湘爵士之權益。此數目包括由胡應湘爵士通過公司持有之50,060,000股合和實業股份。

(viii) 此等認股權權益代表胡應湘爵士夫人之丈夫胡應湘爵士之權益。

1. 責任聲明

本通函的資料乃遵照上市規則而刊載，旨在提供有關合和實業集團之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，本通函並無遺漏任何事實，足以令致本通函的內容產生誤導。

2. 權益之披露

(a) 於最後可行日期，各名合和實業董事對合和實業或其任何相聯法團(定義見證券及期貨條例第XV部)任何股份、相關股份或債券擁有之權益及淡倉中，已經根據證券及期貨條例第XV部第7及第8分部之規定通知合和實業及聯交所者(包括任何有關董事根據證券及期貨條例之上述規定被視作或當作為擁有之權益及淡倉)，或根據證券及期貨條例第352條規定須記錄於合和實業存置之登記冊內者，或根據上市公司董事進行證券交易之標準守則而須予公布者，其詳情如下：

(i) 於合和實業股份及股本衍生工具相關股份之實益權益及淡倉[i]

合和實業董事姓名	合和實業股份 個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益[ii](受控制公司擁有之權益)	其他權益[iii]	股本衍生工具[iv]	總權益	於最後可行日期之總權益約佔發行股份之百分比
胡應湘	63,494,032	21,910,000[v]	111,250,000[vi]	30,680,000	8,000,000	235,334,032	26.62
何炳章	25,360,000	246,000	2,050,000	–	–	27,656,000	3.13
胡文新	24,450,000	–	820,000	–	2,400,000	27,670,000	3.13
郭展禮	2,000,000	–	–	–	1,000,000	3,000,000	0.34
李憲武	7,695,322	–	–	–	–	7,695,322	0.87
嚴文俊	100,000	–	–	–	1,000,000	1,100,000	0.12
胡文佳	2,645,650	–	–	–	–	2,645,650	0.30
胡郭秀萍	21,910,000	113,554,032[vii]	61,190,000	30,680,000	8,000,000[viii]	235,334,032	26.62
陸勵荃	–	1,308,981	–	–	–	1,308,981	0.15
雷有基	8,537	–	–	–	–	8,537	0.00

根據西綫合作公司之業務計劃，預期西綫II期及西綫III期將分別於2007年及2008年開始營運。因此，在此之前，西綫II期及西綫III期不會對合和公路基建集團及合和實業集團有任何正額貢獻。西綫II期及西綫III期之貢獻將受多項因素（其中包括交通流量、路費及利率波動）所影響。

基於上文所述，吾等認為除上文「資產負債比率」分節所述可能使合和公路基建集團之資產負債比率增加外，預期該等交易不會對合和實業集團及合和公路基建集團之財政狀況造成任何其他重大不利影響。鑒於基建項目之長期性質及鑒於上文所述珠江三角洲西岸幹道對合和公路基建集團及合和實業集團之策略價值，吾等認為資本負債比率在短期內可能增加乃屬可以接受，並認為合和公路基建股東及合和實業股東應着眼於該等交易可能帶來之長期貢獻。

意見及建議

經考慮上述主要因素及理由後，吾等認為補充修改協議及西綫III期交易之條款，對合和實業獨立股東及合和公路基建獨立股東而言，屬公平合理，而交易乃符合合和實業及合和公路基建以及其各自股東之整體利益。因此，吾等建議合和實業獨立董事委員會推薦合和實業獨立股東，投票贊成擬於股東特別大會上提呈之普通決議案，以批准補充修改協議及西綫III期交易。

此致

合和實業獨立董事委員會及合和實業獨立股東　台照
合和公路基建獨立董事委員會及合和公路基建獨立股東　台照

代表
新百利有限公司
邵斌
主席
謹啟

2004年8月21日

到期。倘該等上市債務證券投資從借款中扣除，合和公路基建集團於2003年12月31日之資產負債比率約為30.8%。

如上文「補充修改協議及西綫III期交易之資金」一節所討論，所須為西綫II期及西綫III期項目提供資金之注資，將僅須按工程進度在約四年內分期注入。預期西綫合作公司將借入銀行貸款以為總投資成本超逾註冊資本之數提供資金，該貸款將於合作夥伴注入其所佔比例註冊資本之時分階段動用。因此，合和公路基建集團之資產負債比率，於合作夥伴注資及當西綫中方夥伴同時動用銀行貸款時增加。然而，交易對合和公路基建集團資產負債比率之整體影響，將在西綫II期及西綫III期建築期分散，而現有收費高速公路(即廣深高速公路、廣州東南西環高速公路及西綫I期)在該段期間對合和公路基建集團之整體現金流量之貢獻亦應予以考慮。

鑑於基建項目之長期性質，吾等認為西綫合作公司以銀行貸款方式為西綫II期及西綫III期之投資提供部份資金，乃屬合理，而合和公路基建集團資產負債比率因此可能上升，亦屬可以接受。

根據合和實業集團之會計政策，於合作公司之投資乃以成本減累計攤銷以及任何已識別之減值虧損，另加合和實集團所佔共同控制個體之未分配收購後儲備列賬。西綫合作公司之銀行貸款及借貸，不會在合和實業集團之賬目中綜合入賬。因此，交易將不會對合和實業集團之資產負債比率有任何影響。

盈利

根據合和公路基建集團之會計政策，合和公路基建集團根據於有關合作協議所列之攤分溢利比例，利用比例綜合入賬法，呈報其於共同控制個體之權益。合和公路基建集團所佔西綫合作公司之業績，已經並將繼續在合和公路基建集團之賬目中綜合入賬。根據合和實業集團之會計政策，合和實業集團之綜合收益賬，包括合和實業集團所佔該年度共同控制個體之收購後業績。

司之額外投資將不會對合和公路基建集團及合和實業集團之資產淨值有任何影響。

現金流量狀況

根據合和公路基建截至2003年12月31日止年度之中期報告，合和公路基建集團之銀行結餘及現金總額約港幣7.748億元，而上市債務證券之投資約為港幣17.179億元。截至2003年12月31日止六個月及截至2003年6月30日止年度，合和公路基建賺取之經營現金流量淨額分別為約港幣5.967億元及約港幣10.116億元。根據合和公路基建2003年中期報告所披露資料，由2003年12月31日起計未來五年，合和公路基建須償還之銀行及其他貸款約為港幣14.967億元。吾等自合和公路基建之董事獲悉，該銀行及其他貸款其中約港幣12.73億元為有關廣深高速公路之合作公司以項目形式借入且對合和公路基建集團或合和實業集團不附追索權之銀行及其他貸款；其餘約港幣2.237億元則由廣州東南西環高速公路之合作公司以項目形式借入。所有償還款項預期將由借入款項之合作公司以其本身賺取之現金流量提供資金償付。

合和公路基建董事告知吾等，合和公路基建之合作公司所營運之三條現有公路之定期維修及保養，將由各合作公司各自之經營現金流量悉數支付，且現時並無承擔其他重大資本開支。

基於合和公路基建集團之上述財務狀況，以及經考慮上文「補充修改協議及西綫III期交易之資金」一節所述，合和公路基建集團就西綫II期及西綫III期所需之額外注資後將分攤在四年支付，吾等認為合和公路基建集團之財務資源可應付交易。

資產負債比率

如合和公路基建集團未經審核中期賬目所示，合和公路基建集團於2003年12月31日之總銀行及其他借貸約為港幣52.915億元，股東權益則約為港幣90.835億元。該日之資產負債比率(按借款總額(扣除銀行結餘及現金)除以股東權益計算)約為49.7%。合和公路基建集團將未即時須動用之資金投資於上市債務證券，金額約港幣17.179億元，於最後可行日期，全部均為美元計值之投資評級債券，並最遲於2005年12月31日

綫III期(倘進行)將分別於2005年及2006年動工,並各自需時約36個月完成。根據過往項目之經驗,西綫II期之注資預期分三期作出:約30%於2005年作出;約40%於2006年作出;餘下30%於2007年作出。合和公路基建董事預期西綫III期之注資將與西綫II期之形式相同,但僅由2006年開始。假設西綫II期及西綫III期均按現時計劃進行,合和公路基建集團注資之金額將如下:

	2005年	2006年	2007年	2008年	總計
	人民幣百萬元	*人民幣百萬元*	*人民幣百萬元*	*人民幣百萬元*	*人民幣百萬元*
西綫II期	257.25	343.00	257.25	–	857.50
西綫III期	–	210.00	280.00	210.00	700.00
合計	257.25	553.00	537.25	210.00	1,557.50

總投資資金(註冊資本注資除外)

總投資額及註冊資本之差額,西綫II期為人民幣31.85億元,而西綫III期為人民幣26億元,將以西綫合作公司獲授之銀行貸款撥付。

吾等獲合和公路基建董事告知,西綫合作公司已經與一間中國銀行磋商,該銀行已原則上同意向西綫合作公司授出貸款,以為興建西綫II期提供資金。預期銀行貸款將不對合和公路基建及合和實業具追索權,年期為15年,有關之條款大致與西綫合作公司就西綫I期所安排及動用之現有中國銀行貸款之條款類似。現計劃銀行貸款將於合作夥伴須向西綫合作公司注入所增加之註冊資本時動用。預期貸款將僅於西綫II期之建築工程完成後,始需要償還。

根據西綫合作公司就西綫II期製訂之現有計劃,預期合作夥伴除註冊資本注資外,於整段合作期限內,無須向西綫合作公司提供額外資金。然而,就西綫II期而言,補充修改協議規定,倘在注入註冊資本前需要資金應付項目開支,西綫合作公司可作出墊支以應付有關之資金需求(如需要)。在此情況下,西綫合作公司須就所墊支予西綫中方夥伴之項目開支,按中國人民銀行所公布之當時借貸利率,或西綫中方夥伴實際獲取貸款之利率(以較低者為準)支付利息,並每季以複息計算。

(v) 補充修改協議及西綫III期交易對於財務上之影響

資產淨值狀況

由於西綫合作公司之各合作夥伴將按其於西綫合作公司之股權比例,就西綫II期及西綫III期注入額外註冊資本,合和廣珠於西綫合作公

議及西綫III期交易，並未建議對西綫合作公司董事會之組成及合和廣珠及西綫中方夥伴之代表比例作出修改。由於西綫合作公司之董事會乃按各合作夥伴於西綫中方夥伴之持股比例而定，故吾等認為有關安排屬公平合理。

優先購買權

根據合作合同之條款，合和廣珠及西綫合作公司各自可在另一合作夥伴之同意，並獲得中國政府有關部門之所需批准下，出售其於西綫合作公司之部份或全部權益。合作合同亦載有條款，列明各合作夥伴可在另一合作夥伴發出書面通知，知會其有意進行出售後30日內，擁有優先購買權購買西綫合作公司之權益。根據補充修改協議及西綫III期交易，並未建議對優先購買權作出修改。

(iv) 補充修改協議及西綫III期交易之資金

註冊資本注資

現擬合和廣珠就西綫II期及西綫III期而向西綫合作公司之註冊資本注資部分，將為有關階段總投資額之35%，並將以現金注資，且由合和公路基建集團內部資源撥付。如上文所載，西綫II期之註冊資本升幅總額將為人民幣17.15億元，其中人民幣8.575億元將由合和公路基建注資。就西綫III期而言，鑑於正尋求獨立股東批准西綫III期交易，而條件為西綫III期之總投資額不超逾人民幣40億元(不包括於建造期產生之貸款利息以及日後政府調整收費及費用(如有))及任何須合和公路基建集團向西綫III期注入之西綫合作公司額外註冊資本不超逾人民幣7億元，總投資額之餘數將由西綫合作公司向銀行借貸，吾等就吾等下文之分析而言，分別採納人民幣14億元及人民幣26億元，作為西綫III期所須增加註冊資本之金額以及餘下投資額。

增加註冊資本注資之時間，由西綫合作公司按西綫II期之建築進度及西綫III期之相同目標而釐訂。西綫II期之建築工程僅於獲得中國政府有關部門批准補充修改協議後動工。根據現時規劃，預期西綫II期及西

之外資方）及西綫中方夥伴按相等比例以現金注資。吾等認為合和廣珠及西綫中方夥伴按其於西綫合作公司之股權比例注資，屬公平合理。

攤分溢利

根據合作合同（在補充修改協議生效前，現僅涵蓋西綫I期），西綫合作公司業務之可分派溢利將由合和廣珠及西綫中方夥伴按其各自於西綫合作公司股權（即50:50基準）攤分。西綫II期及西綫III期交易將採用相同之溢利攤分機制，現亦未建議作出修訂，以更改此機制。吾等認為上述溢利攤分機制（即按合和廣珠及西綫中方夥伴各自於西綫合作公司股權之比例）屬公平合理。

合作期限

西綫II期之合作期限將自西綫合作公司之新營業執照發出之日起計30年，以中國政府有關部門（預期為廣東省政府屬下之部門）批准為準。西綫III期之合作期亦預期將自西綫合作公司之新營業執照（以便西綫合作公司加入西綫III期）發出之日起計30年，以中國政府有關部門（預期為廣東省政府屬下之部門）批准為準。當西綫II期及西綫III期各自之合作期限屆滿時，分別有關西綫II期及西綫III期之所有固定資產將無償移交給政府交通主管部門。根據補充修改協議，於西綫II期之合作期限屆滿後，西綫合作公司將解散，其餘資產（固定資產除外）於償付未清償之債項後，將以相同比例（即50:50）分派予西綫中方夥伴及合和廣珠。倘落實西綫III期交易，將延遲解散西綫合作公司，直至西綫III期之合作期限屆滿為止。吾等認為上述轉讓固定資產及分派其餘淨資產之安排就該類基建項目而言屬於正常。

西綫合作公司之管理

根據合作合同之條款，西綫合作公司之董事會由8名成員組成，其中4名由合和廣珠委任，另外4名由西綫中方夥伴委任。根據補充修改協

交通集團」)全資擁有及管理。廣東交通集團乃一由廣東省政府成立之國營企業，目前為廣東省規模最大之高速公路發展商、建築集團及營辦商。

西綫中方夥伴亦為廣深高速公路及西綫I期之中方夥伴。合和公路基建集團已經與西綫中方夥伴建立長遠合作關係，自1987年起，已開始與西綫中方夥伴共同經營收費高速公路發展及投資項目。雙方於成功發展及經營廣深高速公路，及近期按指標在建築預算經費內提早完成西綫I期，建立良好合作記錄。

吾等同意合和公路基建董事之觀點，認為鑑於西綫中方夥伴之實力及經驗，其與有關區域及地點內負責運輸基建之政府或行政機關之緊密關係，以及其與各方之長期關係，與西綫中方夥伴組成之合作公司，對西綫II期及西綫III期交易之成功，在策略上非常重要。

(iii) 補充修改協議及西綫III期交易之主要條款

補充修改協議及西綫III期交易之主要條款分別載於通函中合和實業董事會及合和公路基建董事會聯合函件內「補充修改協議」一節及「西綫III期交易」一節。

總投資額及註冊資本

下表載列西綫合作公司之總投資額以及西綫合作公司就西綫II期及西綫III期之建議註冊資本升幅：

	西綫II期	**西綫III期**
	人民幣百萬元	*人民幣百萬元*
總投資額	4,900.0	3,600.0
增加註冊資本	1,715.0	1,260.0
－合和公路基建及西綫合作公司各自分佔50%	857.5	630.0

就用於西綫II期及西綫III期之西綫合作公司之註冊資本之升幅，將由合和廣珠(合和公路基建之全資附屬公司，並為西綫I期西綫合作公司

誠如合和公路基建在2003年7月28日刊發之招股章程(「招股章程」)所述，合和公路基建保留有關開發珠江三角洲西岸幹道順德至中山段(即本文件一般所述之西綫II期，全長46公里，由西綫I期位於順德之南方末段起，至中山段之封閉式高速公路)之經營權。雖然於合和公路基建上市時，並無任何有關進一步開發西綫II期任何部分之具體計劃，不過，有關事宜已載入招股章程內，合和公路基建集團將鋭意落實開發西綫II期。

擬興建之西綫III期乃是將珠江三角洲西岸由西綫II期之南方末段連接至珠海，完成由廣州連接珠海之珠江三角洲西岸幹道之策略主要高速公路系統。

當西綫II期及III期完工後，珠江三角洲西岸幹道不但可以直接貫通廣州至珠海，亦可以連繫珠江三角洲西岸城市如佛山、南海、順德及中山。與其最接近而行走相同方向之高速公路廣珠東綫位於珠江三角洲西岸幹道以東約30公里，其主要涵蓋範圍與珠江三角洲西岸幹道有別。據合和實業董事及合和公路基建董事所知，現時並無任何已公布之建議，涉及興建貫通廣州與珠海而經過順德與中山之任何額外及其他高速公路，而行車速度及方便而言可以媲美西綫I期，以及擬興建之西綫II期與西綫III期。

根據廣東省各城市統計局於2004年公布之統計數據，珠江三角洲區城市之經濟不斷迅速增長，在上文所述連貫珠江三角洲西岸幹道之珠江三角洲區城市，2003年國內生產總值升幅約為14%至18%。上述珠江三角洲區城市之工業生產值於2003年超過人民幣10,810億元，較2002年上升約28%。廣東省尤其在珠江三角洲內之城市，經濟及工業增長，已成為發展高速公路網絡之主要動力。如擬興建連接珠海、澳門和香港之大橋計劃落實執行，吾等相信珠江三角洲西岸發展步伐可望進一步加快。

基於以上所述，合和實業董事會及合和公路基建董事會均認為，訂立補充修改協議及進行西綫III期交易乃符合合和公路基建訂明之業務目標及策略，而珠江三角洲西岸幹道將成為珠江三角洲西岸地區之重要策略公路，上述觀點與吾等之意見一致。

(ii) 有關西綫中方夥伴之資料

西綫中方夥伴乃一國營企業，主要從事投資、建設、監督及經營廣東省內之主要運輸及基建項目。西綫中方夥伴由廣東省交通集團有限公司(「廣東

以下為珠江三角洲西岸幹道（西綫I期、西綫II期及西綫III期）之顯示圖：


北
廣州
廣州東南西環路
黃埔港
佛山
廣深高速公路
西綫I期
105國道
番禺
新沙港
順德
虎門港
鶴山
虎門大橋
西綫II期
南沙港
105國道
廣珠東綫高速公路
江門
新會
中山
西綫III期
珠海經濟特區
圖例：
西綫I期（營運中）
西綫II期
西綫III期
廣珠東綫高速公路
105國道

珠江三角洲西岸幹道
（西綫I期、西綫II期及西綫III期）

倘西綫III期交易普通決議案獲通過後一年之日當日或之前仍未就西綫III期訂立協議，有關批准將自動廢除。倘西綫III期交易之條款與獨立股東所批准者有重大差異，將按上市規則規定尋求獨立股東批准新條款。

主要考慮因素及理由

於達致吾等之意見時，吾等曾考慮下列主要因素及理由：

(i) 補充修改協議及西綫III期交易之背景及理由

合和公路基建於2003年8月從合和實業分拆，並在聯交所獨立上市。合和公路基建集團之主要業務乃是在南中國廣東省(尤其是珠江三角洲地區)倡議、推動、發展及經營策略性重點高速公路、隧道、橋樑及相關之基建項目。合和公路基建集團目前於三項主要收費高速公路項目(分別為廣深高速公路、廣州東南西環高速公路及西綫I期)中持有權益。合和公路基建於上述所有項目所佔之權益乃透過根據中國適用法例註冊成立之中外合營企業持有。西綫I期之權益乃透過西綫中方夥伴之合營企業夥伴西綫合作公司持有，而西綫中方夥伴亦是合和公路基建集團有關廣深高速公路之合營企業夥伴。

西綫合作公司於2003年9月17日根據合作合同在中國註冊成立。目前及在補充修改協議生效前，西綫合作公司之總投資額及註冊資本分別為人民幣16.8億元及人民幣5.88億元。根據合作合同，西綫合作公司主要從事投資、規劃、設計、建設及經營西綫I期及其輔助設施。西綫I期全長約14.7公里，為封閉式雙向三車道之高速公路，由2004年4月30日起通車，目前仍繼續經營。訂立補充修改協議及西綫III期交易，旨在擴大根據合作合同與合作章程之合作範疇，除了包括西綫I期外，亦涵蓋西綫II期及西綫III期。

所載資料之真確性乃屬合理。吾等無理由相信任何重大資料被隱瞞，或懷疑獲提供資料之真確性。然而，吾等並無對合和實業、合和公路基建或彼等之附屬公司或西綫中方夥伴之事務進行獨立調查。

擬尋求之批准

合和實業及合和公路基建各自就補充修改協議及西綫III期交易尋求獨立股東作出批准，其概要載於通函內合和實業董事會及合和公路基建董事會聯合函件「獨立股東之批准」一段。閣下應注意合和實業及合和公路基建各自就西綫III期交易尋求獨立股東作出之批准。該等批准涉及西綫合作公司、合和公路基建或合和公路基建任何附屬公司或共同控制個體，對西綫III期(其詳細路線將由合和公路基建董事按其絕對酌情權決定)進行投資及作出規劃、設計、建造及營運，與西綫合作公司訂立之協議，而合和公路基建董事可按其絕對酌情權作出批准，包括但不限於為上述目的進一步修訂有關西綫合作公司之合營合同及章程細則，惟須：

(i) 有關協議所述西綫III期總投資額不超逾人民幣40億元(不包括建造期間產生之貸款利息及日後政府調整收費及費用(如有))及任何須合和公路基建集團向西綫III期注入之西綫合作公司額外註冊資本不超逾人民幣7億元，總投資額之餘數將由西綫合作公司向銀行借貸；

(ii) 西綫III期之特許經營期須為30年或中國有關當局認可並獲合和公路基建董事接納之較短期限；

(iii) 西綫III期之特許經營期屆滿時，所有西綫III期之固定資產將以無代價轉讓予中國有關當局，而西綫合作公司將予解散，償還結欠債務後之任何剩餘資產將平均分派予西綫中方夥伴及合和廣珠；

(iv) 合營合同或合作章程就反映該等條款而作出之任何修訂，僅會在修訂協議獲中國有關當局批准後始生效；及

(v) 西綫合作公司各合作夥伴對西綫合作公司按50:50基準計算之股本出資率及營運溢利分享率維持不變。

綫中方夥伴與合和公路基建一家附屬公司組成之中外合營企業）50%權益，故就上市規則第14A章而言被視為合和公路基建及合和實業之關連人士。因此，與西綫中方夥伴訂立補充修改協議，透過西綫合作公司對西綫II期進行投資及作出規劃、設計、建造及營運，即構成合和實業及合和公路基建之關連交易，並且根據上市規則，須分別獲合和實業獨立股東及合和公路基建獨立股東批准。補充修改協議下擬進行之交易亦構成合和實業及合和公路基建之須予披露交易。

合和公路基建現正就透過西綫合作公司對西綫III期進行投資及作出規劃、設計、建造及營運，與西綫中方夥伴磋商可能合作之條款。如訂立，西綫III期交易預料亦構成合和實業及合和公路基建之關連交易，須分別獲合和實業獨立股東及合和公路基建獨立股東批准。倘併入補充修改協議，西綫III期交易亦構成合和實業及合和公路基建之須予披露交易。

由兩名合和實業獨立非執行董事胡文佳先生及陸勵荃女士組成之合和實業獨立董事委員會，將考慮該等交易之條款及向合和實業獨立股東提出推薦意見。

合和公路基建董事在作出一切合理查詢後，確認倘合和公路基建舉行股東大會批准該等交易，概無合和公路基建股東須放棄投票權。於最後可行日期持有2,160,000,000股合和公路基建股份（佔合和公路基建已發行股本約74.98%）之Anber Investments Limited已書面確認，倘合和公路基建須就該等交易尋求獨立股東批准，彼將投票贊成。因此，合和公路基建已申請毋須召開實際股東大會尋求獨立股東批准該等交易。由合和公路基建全體獨立非執行董事費宗澄先生、藍利益先生、嚴震銘先生及中原紘二郎先生組成之合和公路基建獨立董事委員會，將審閱該等交易之條款。

就該等交易達致吾等之意見時，吾等曾依賴合和實業及合和公路基建各自之董事及管理層所提供之資料及事實及其所表達之意見。吾等假設合和實業及合和公路基建各自之董事及管理層向吾等作出、或於本通函內作出或提述之陳述及聲明，於提供時為真實及準確及於本通函刊發時為真實及準確，並直至股東特別大會舉行日期時仍為真實及準確。

吾等曾查詢並獲合和實業董事及合和公路基建董事確認，所有重大相關資料已向吾等提供，而所提供之資料及所表達之意見並無遺漏任何重大事實。吾等信賴該等資料，認為吾等已獲提供並已審閱足夠資料以作出知情觀點，並證明依賴通函

以下為新百利就該等交易之條款是否公平合理而向合和實業及合和公路基建之獨立董事委員會及獨立股東發出之意見函件全文，乃為載入本通函而編製。

新百利有限公司
香港
中環
金融街8號
國際金融中心二期
22樓2201室

敬啟者：

須予披露及關連交易
有關珠江三角洲西岸幹道II期之協議

可能須予披露及關連交易
有關珠江三角洲西岸幹道III期之可能協議

吾等提述吾等獲委任就該等交易之條款向(i)合和實業獨立董事委員會及合和實業獨立股東(「合和實業獨立股東」)；及(ii)合和公路基建獨立董事委員會及合和公路基建獨立股東(「合和公路基建獨立股東」)提供意見。該等交易之詳情載於2004年8月21日致合和實業股東及合和公路基建股東通函(「通函」)中之合和實業董事會及合和公路基建董事會聯合函件，本函件為通函一部份。除本函件內另有界定者外，本函件所用詞彙應與通函所界定者具有相同涵義。

根據合和公路基建與聯交所訂立之上市協議第46條及合和實業於2003年8月7日致聯交所之函件，西綫合作公司(即由合和公路基建集團與西綫中方夥伴共同控制之一家中外合營企業)被視為合和公路基建及合和實業按當時上市規則第14章(上市規則之修訂本於2004年3月31日生效後已被分割為第14及第14A章)所界定之附屬公司。西綫中方夥伴現擁有西綫合作公司及廣深珠高速公路有限公司(該公司為西

HHI

Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(於開曼群島註冊成立之有限公司)

敬啟者：

須予披露及關連交易
有關珠江三角洲西岸幹道II期之協議

可能須予披露及關連交易
有關珠江三角洲西岸幹道III期之可能協議

茲提述由合和實業及合和公路基建於2004年8月21日發出之聯合通函(「通函」)內，本函件亦為其中一部分。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

吾等獲合和公路基建董事會委任為合和公路基建獨立董事委員會，就吾等所知悉，在現時獨立股東所關注的前提下，茲建議 閣下該等交易的條款是合理而公平的。

新百利已獲合和公路基建委任為獨立財務顧問，提供予吾等有關該等交易條款之建議。意見之詳情及其達致該等意見之主要考慮因素詳情已載於通函第16至28頁之獨立財務顧問函件中。

務請 閣下注意通函內第1至13頁之合和實業及合和公路基建董事會之聯合函件及載於附錄中之附加資料。

經考慮該等交易條款及新百利給予之意見後，在合和公路基建獨立股東所關注之前提下，吾等認為該等交易之條款是符合合和公路基建及其股東之整體利益，且合理而公平。

此致

列位獨立股東 台照

合和公路基建獨立董事委員會
合和公路基建獨立非執行董事
費宗澄
藍利益
嚴震銘
中原紘二郎
謹啟

2004年8月21日

* *僅供識別*

HOPEWELL HOLDINGS LIMITED

合和實業有限公司

(於香港註冊成立之有限公司)

敬啟者：

須予披露及關連交易
有關珠江三角洲西岸幹道II期之協議

可能須予披露及關連交易
有關珠江三角洲西岸幹道III期之可能協議

茲提述由合和實業及合和公路基建於2004年8月21日發出之聯合通函(「通函」)內，本函件亦為其中一部分。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

吾等獲合和實業董事會委任為合和實業獨立董事委員會，就吾等所知悉，在現時獨立股東所關注的前提下，茲建議　閣下該等交易的條款是合理而公平的。

新百利已獲合和實業委任為獨立財務顧問，提供予吾等有關該等交易條款之建議。意見之詳情及其達致該等意見之主要考慮因素詳情已載於通函第16至28頁之獨立財務顧問函件中。

務請　閣下注意通函內第1至13頁之合和實業及合和公路基建董事會之聯合函件及載於附錄中之附加資料。

經考慮該等交易條款及新百利給予之意見後，在合和實業獨立股東所關注之前提下，吾等認為該等交易之條款是符合合和實業及其股東之整體利益，且合理而公平。因此，吾等在此推薦合和實業獨立股東於股東特別大會上就擬提呈批准該等交易之普通決議案投以贊成票。

此致

列位獨立股東　台照

合和實業獨立董事委員會
合和實業獨立非執行董事
胡文佳
陸勵荃
謹啟

2004年8月21日

合和公路基建已向聯交所申請豁免召開股東大會以取得獨立股東通過該等交易。

獨立董事委員會之推薦

務請　閣下注意本通函(i)第14頁所載合和實業獨立董事委員會函件，當中載有合和實業獨立董事委員會致獨立股東有關該等交易之建議；(ii)第15頁所載合和公路基建獨立董事委員會函件，當中載有合和公路基建獨立董事委員會致獨立股東有關該等交易之建議；及(iii)第16至28頁所載新百利函件，當中載有新百利致合和實業及合和公路基建之獨立董事委員會及獨立股東有關該等交易之建議及達致該等建議之主要考慮因素。

經考慮新百利所給予之建議及其於函件中所載述之主要因素後，合和實業獨立董事委員會認為該等交易之條款是合理及公平的，並為合和實業及其股東在整體上帶來利益。因此，合和實業獨立董事委員會推薦合和實業之獨立股東於股東特別大會上就擬提呈通過該等交易之普通決議案投以贊成票。

經考慮新百利所給予之建議及其於函件中所載述之主要因素後，合和公路基建獨立董事委員會認為該等交易之條款是合理及公平的，並為合和公路基建及其股東在整體上帶來利益。

附加資料

務請　閣下注意載於本通函內之獨立董事委員會之函件、獨立財務顧問新百利致合和實業及合和公路基建之獨立董事委員會及獨立股東意見之函件及附錄中提供之附加資料。

此致

列位合和實業及合和公路基建股東　台照

承董事會命	承董事會命
合和實業有限公司	**合和公路基建有限公司**
主席	*主席*
胡應湘爵士 GBS, KCMG, FICE	**胡應湘爵士** GBS, KCMG, FICE

香港，2004年8月21日

以投票方式進行表決議案之程序

於合和實業股東會議

根據合和實業章程細則第74條規定，提呈股東大會表決之所有決議案均以舉手方式表決，除在宣佈以舉手投票方式表決之結果時或之前或在撤銷任何其他以投票方式表決之要求時，下列人士可提出要求以投票方式表決議案：

(a) 大會主席；或

(b) 最少三名親自出席或由代表出席並有投票權之股東；或

(c) 任何一名或多名親自出席或由代表出席之股東，彼等須持有合共不少於十分之一投票權而有權出席大會投票之股東；或

(d) 任何一名或多名親自出席或由代表出席之股東，彼等須持有合共股份數目不少於十分之一，而該股份獲賦予於會議上投票權及可出席大會之股東。

於合和公路基建股東會議

根據合和公路基建章程細則第76條規定，提呈股東大會表決之所有決議案均以舉手方式表決，除在宣佈以舉手投票方式表決之結果時或之前或在撤銷任何其他以投票方式表決之要求時，下列人士可提出要求以投票方式表決議案：

(a) 大會主席；或

(b) 最少五名親自出席或由代表出席（若股東為一間公司，則為公司授權代表）並有投票權之股東；或

(c) 任何一名或多名親自出席或由代表出席（若股東為一間公司，則為公司授權代表）之股東，彼等須持有合共不少於十分之一投票權而有權出席大會投票之股東；或

(d) 任何一名或多名親自出席或由代表出席（若股東為一間公司，則為公司授權代表）之股東，彼等須持有合共股份數目不少於十分之一，而該股份獲賦予於會議上投票權及可出席大會之股東。

該等交易對於財務上之影響

請參閱本通函第16至28頁新百利發出之函件中，標題為「補充修改協議及西綫III期交易對於財務上之影響」一段，載有該等交易分別對於合和實業及合和公路基建之盈利、資產、現金流量及負債之影響。

合和實業集團及合和公路基建集團之業務

合和實業集團主要在香港及中國從事發展、投資及經營物業及酒店，並透過其附屬公司合和公路基建，在區內從事發展、投資及經營收費公路、橋樑與隧道及相關之基建項目。

合和公路基建主要業務為在中國(尤其鄰近香港之珠江三角洲地區)倡議、推動、發展及經營策略性重點高速公路、隧道、橋梁及相關之基建項目。

股東特別大會

合和實業將於2004年9月6日(星期一)上午10時30分假座香港皇后大道東183號合和中心8樓皇廷大酒樓舉行股東特別大會，藉以考慮並酌情通過普通決議案，批准該等交易，其通告載於本通函第45至48頁。該等普通決議案將以投票方式進行表決。

適用於股東特別大會之代表委任表格已隨函附上。無論　閣下能否親自出席該會議，務請按照隨附之代表委任表格上印備之指示，將有關表格填妥，並於股東特別大會會議或其任何續會指定舉行時間48小時前交回合和實業位於香港皇后大道東183號合和中心64樓之註冊地址。填妥及交回隨附之代表委任表格後，　閣下仍可親自出席股東特別大會會議或其任何續會，並於會上投票。

合和實業董事會在作出一切合理查詢後，確認未有任何合和實業股東需於股東特別大會上提呈通過該等交易為普通決議案中，放棄其投票權。

合和公路基建申請豁免舉行股東大會之要求

按照上市規則第14A章43條，如上市發行人並無任何股東須放棄表決權利，及有股東持有的證券面值逾50%或以上，並有權出席為通過有關關連交易而召開之股東大會，則召開股東大會的規定或可以獨立股東書面批准方式來代替。Anber Investments Limited 持有合和公路基建股份2,160,000,000股（截至最後可行日期，相等於合和公路基建已發行股份約74.98%），已書面確認倘該等交易需合和公路基建獨立股東批准，將會投贊成票。Anber Investments Limited於該等交易中並無別於合和公路基建其他股東之主要權益。西綫中方夥伴向合和公路基建確認彼等及其聯繫人並無持有任何合和實業或合和公路基建之股份。至於聯繫人，則局限於因廣東省交通集團有限公司持有該公司之權益而令該公司成為西綫中方夥伴之聯營人的公司。因此，合和公路基建董事會在作出一切合理查詢後，確認倘合和公路基建對通過該關連交易需要召開股東大會，未有任何合和公路基建之股東需要放棄投票權。故此，合和公路基建已向聯交所申請豁免召開股東大會以取得獨立股東通過該等交易。

進行該等交易之原因

合和公路基建已在2003年7月28日之招股章程中披露合和公路基建已積極進行發展西綫II期及就投資、規劃、設計、建設及經營西綫II期與西綫中方夥伴洽談合作條款，商議達致以50:50為合作基礎，與西綫I期的合作基礎相類同。據此，合和廣珠和西綫中方夥伴同意簽訂補充修改協議。合和公路基建現正與西綫中方夥伴磋商有關投資、規劃、設計、建設及經營西綫III期以完成珠江三角洲西岸幹道之可能合作的條款。

西綫II期須於補充修改協議獲得相關中國政府機關批准後方能興建，該建設期預計約需三年才能竣工。西綫II期建成後將為一條直接連繫廣州、順德及中山之高速公路系統。若建設西綫III期，該高速公路系統將延伸至珠海。合和實業及合和公路基建各自的董事會相信珠江三角洲西岸幹道兩期（或若西綫III期交易將進行，則為三期）之發展將成為在該地區之一策略性的路線。

合和實業及合和公路基建之董事會認為該等交易之條款乃公平和合理，並分別為合和實業及合和公路基建的整體股東帶來利益。

(b) 批准由西綫合作公司、合和公路基建或其任何附屬公司或共同控制企業與(並不限於西綫中方夥伴及廣東省交通集團有限公司及其各自之附屬公司、聯營公司及其他關連人士)進行所有相關之行動、所有相關之交易、協議及安排；同時，合和公路基建董事有絕對酌情權採取其認為必須、適宜或權宜之行動以落實有關協議的條款或履行所有預期交易之事宜，包括但不限於以下：

(1) 為履行或有關西綫III期的中外合作經營合同(經不時修訂)之條款進行任何交易；及

(2) 就以下所述之任何相關、附帶或額外進行任何交易、安排或事項：(i)投資、規劃、設計、建設、管理或經營西綫III期；或(ii)在西綫合作公司項下或相關或西綫合作公司可能執行、實施或投資之任何物業、設施、發展或投資。

然而，若西綫III期之協議於通過該協議之普通決議案獲得批准之日起計一年內未能簽訂，有關之批准將自動作廢。當西綫III期交易之條款與將向獨立股東提出批准之條款有重大差別時，如上市規則有所規定，將尋求獨立股東批准該等新訂立之條款。

縱使現時西綫III期的投資總額預計為人民幣36億元，為使合和公路基建董事在與西綫中方夥伴的磋商過程中提供靈活性，獨立股東將被要求批准投資總額上限達至人民幣40億元。

合和實業之獨立董事委員會由胡文佳先生及陸勵荃女士組成，以考慮該等交易及上述事項之條款。因合和實業一獨立非執行董事李嘉士先生為胡關李羅律師行之合夥人，該公司為該等交易擔任合和實業及合和公路基建之香港法律顧問，並就該等交易收取正常專業費。故此，彼未被委任為合和實業獨立董事委員會成員。合和公路基建之獨立董事委員會由費宗澄先生、藍利益先生、嚴震銘先生及中原紘二郎先生組成，以考慮該等交易及上述事項之條款。新百利已獲委任為獨立財務顧問，向獨立董事委員會及合和實業及合和公路基建獨立股東就有關該等交易之條款是否公平及合理及就有關該等交易是否對合和實業及合和公路基建及其各自之股東在整體上之利益提出意見。合和實業將在股東特別大會中以投票方式尋求取得獨立股東之批准。

西綫合作公司項下或相關或西綫合作公司可能執行、實施或投資之任何物業、設施、發展或投資。

合和實業及合和公路基建就有關西綫III期交易尋求獨立股東之批准，其中包括：

(a) 批准由西綫合作公司、合和公路基建或其任何附屬公司或共同控制企業就有關透過西綫合作公司投資、規劃、設計、建設及經營西綫III期（合和公路基建董事有絕對酌情權決定西綫III期之詳細路線及走向）；同時，合和公路基建董事有絕對酌情權就上述事項以批准（但不限於）進一步修改合作合同及合作公司之章程細則，且需符合下列事項：

(1) 於西綫III期相關協議中提及西綫III期的投資總額不超過人民幣40億元（並不包括在建設期內所產生之貸款利息及日後政府收費及費用上之調整（如有）），而由合和公路基建集團投入西綫合作公司新增之註冊資本的金額不超過人民幣7億元，投資總額與註冊資本增加之差額將由西綫合作公司向銀行借貸；

(2) 西綫III期之合作期限為三十年或中國政府有關部門批准及合和公路基建董事接受之較短時限；

(3) 當西綫III期合作期限屆滿時，有關西綫III期之所有固定資產將無償移交給中國政府有關部門，西綫合作公司將解散，其剩餘之資產將由西綫中方夥伴及合和廣珠在支付所有負債後按相同份額分配；

(4) 任何因反映該等條款而作出之合作合同或合作章程之修改協議，須取得中國政府有關部門批准，方才生效；及

(5) 經營西綫合作公司所投入的資本及利潤之分配將以聯營夥伴50:50為基礎；及

當時上市規則第14章(於2004年3月31日起生效之上市規則，將第14章分割為第14及第14A章)之下，被視作為合和公路基建和合和實業的附屬公司。西綫合作公司已承諾提供所需相關資料，以助合和公路基建履行其需作出披露之責任。西綫中方夥伴乃一國營企業，由廣東省交通集團有限公司全資擁有及管理。廣東省交通集團有限公司乃一由廣東省政府成立之國營企業，主要從事投資、建設、監督及經營廣東省內之主要運輸及基建項目。西綫中方夥伴現佔西綫合作公司及廣深珠高速公路有限公司(由西綫中方夥伴及合和公路基建一附屬公司成立之中外合作經營企業)之50%權益；據此，在上市規則第14A章下，西綫中方夥伴被視作為合和公路基建及合和實業的關連人士。因此，補充修改協議構成合和實業及合和公路基建一項須予披露及關連交易，根據上市規則規定，須獲獨立股東批准。倘若西綫III期交易得以簽訂，預期會構成合和實業及合和公路基建一項關連交易，並須取得獨立股東之批准；倘若將西綫III期交易與補充修改協議合計起來，亦將會構成一項須予披露之交易。

獨立股東之批准

合和實業及合和公路基建就有關補充修改協議尋求獨立股東之批准，其中包括：

(a) 批准補充修改協議及預期之交易；及

(b) 批准由西綫合作公司、合和公路基建或其任何附屬公司或共同控制企業與(並不限於西綫中方夥伴及廣東省交通集團有限公司及其各自之附屬公司、聯營公司及其他關連人士)進行所有相關之行動、所有相關之交易、協議及安排；同時，合和公路基建董事有絕對酌情權採取其認為必須、適宜或權宜之行動以落實補充修改協議的條款或履行所有預期交易之事宜，包括但不限於以下：

(1) 按中國政府有關部門之要求，以取得其批准，或以遵守所有法例、守則或規則對於補充修改協議、合作合同及合作章程條款之修訂；

(2) 為履行或與西綫II期有關而進行之任何交易；及

(3) 根據合作合同就以下所述之所有相關、附帶或額外之交易、安排或事項：(i)投資、規劃、設計、建設、管理或經營西綫II期；或(ii)在

除上文所述外，預計合作合同及合作章程之條款，與補充修改條款前所訂之條款，除相應之行文上的變更外，將大致上維持不變。西綫III期交易之條款將由合和公路基建與西綫中方夥伴經過公平原則磋商後，並參考西綫I期及西綫II期之合作條款所訂定。請注意視乎磋商之成果，西綫III期交易可能會或可能不會簽訂，或可能簽訂有別於上述之條款或形式之交易。倘若上述條款在股東特別大會舉行之日前需作出重大的修訂，合和實業及合和公路基建將另行發表公布(及倘若通函已刊發，修訂或補充通函將刊發(如適用))，並於股東特別大會舉行前，發出足夠通知予獨立股東，以便彼等考慮該等重大的修改。

西綫合作公司之資料

西綫合作公司乃根據合作合同所成立之一中外合作經營企業。截至最後可行日期，有關西綫合作公司之若干資料載列如下：

成立日期	：	2003年9月17日	
投資總額	：	人民幣1,680,000,000元	
註冊資本	：	人民幣588,000,000元，由合和廣珠及西綫中方夥伴等額注資	
西綫I期合作期限	：	由2003年9月17日起計三十年	
業務範圍	：	投資、規劃、設計、建設和經營西綫I期	
可分配利潤之分派形式	：	西綫中方夥伴	50%
		合和廣珠	50%

關連交易

與西綫中方夥伴之關係

合和實業間接持有合和公路基建股份2,160,000,000股(截至最後可行日期，佔相等於合和公路基建已發行股本74.98%)。根據合和公路基建與聯交所簽訂之上市協議第46條條款及合和實業於2003年8月7日致聯交所之函件，由合和公路基建集團與內地企業共同控制之中外合作經營企業以經營收費公路項目的西綫合作公司，在

西綫III期交易

合和公路基建現正與西綫中方夥伴洽商有關透過西綫合作公司投資、規劃、設計、建設及經營西綫III期之可能合作條款。西綫III期交易將可能透過對合作合同及合作章程作出進一步之修改而實行。合和公路基建現正考慮之主要條款摘要如下：

1. 合作合同及合作章程之合作範圍現擴大至包括西綫I期及西綫II期以外之西綫III期及其相關設施的投資、規劃、設計、建設及經營。

2. 西綫III期的投資總額估計為人民幣36億元(並不包括在建設期內所產生之貸款利息及日後政府收費及費用上之調整(如有))。

3. 以西綫III期預計的投資總額人民幣36億元為基礎，西綫合作公司計劃增加註冊資本人民幣12.6億元，將由西綫中方夥伴及合和廣珠各自投入相同份額(即各方出資人民幣6.3億元)。投資總額與註冊資本增加之差額將計劃由西綫合作公司向銀行借貸。

4. 西綫III期之合作期限將自就以西綫合作公司包括西綫III期工程而發出之西綫合作公司新的營業執照發出當日起計三十年，以中國政府有關部門批准為準。

5. 當西綫III期合作期限屆滿時，有關西綫III期之所有固定資產將無償移交給主管交通之政府部門，西綫合作公司將解散，其剩餘之資產將由西綫中方夥伴及合和廣珠在支付所有負債後按相同份額分配。

6. 任何因反映該等條款而作出之合作合同或合作章程之修改協議，須取得(a)西綫中方夥伴的監管機構批准；及(b)廣東省對外貿易經濟合作廳及相關機構批准，方才生效。

7. 根據合作合同及合作章程的條款，合和廣珠及西綫中方夥伴將繼續分別享有從經營西綫I期、西綫II期及西綫III期所得之可分配利潤的50%。

4. 西綫II期之合作期限將自西綫合作公司新的營業執照發出當日起計三十年，以中國政府有關部門（預計為廣東省政府屬下之部門）批准為準。在合作期限屆滿前六個月內，經西綫合作公司董事會一致決議及取得合作合同原審批部門的批准，合作期限可作延長。

5. 當西綫I期合作期限屆滿時，有關西綫I期之所有固定資產將無償移交給政府交通主管部門（此安排在補充修改協議下維持不變）。當西綫II期合作期限屆滿時，有關西綫II期之所有固定資產將無償移交給政府交通主管部門，西綫合作公司將解散，其剩餘之資產將由西綫中方夥伴及合和廣珠在支付所有負債後按相同份額分配。

於合作合同中列明合營夥伴之責任限於其出資額及提供的合作條件，同時亦列明投資總額及註冊資本之差額將由西綫合作公司向中國之銀行借貸。

根據合作合同及合作章程的條款，合和廣珠及西綫中方夥伴將繼續分別享有從經營西綫I期及西綫II期所得之可分配利潤的50%。除上述以外，合作合同及合作章程的條款跟簽訂補充修改協議前大致相同。

補充修改協議內之條款是由合和公路基建與西綫中方夥伴通過公平原則磋商後並參考西綫I期合作合同內之條文所訂定的。

補充修改協議須當下列事項完成後，方才生效

當下列事項完成後，補充修改協議方才生效：

1. 應聯交所之要求（如有），分別在股東大會上獲得合和實業及合和公路基建各自的股東批准；

2. 取得西綫中方夥伴的監管機構批准；及

3. 取得廣東省對外貿易經濟合作廳及相關機構（預期是廣東省政府部門）批准。

角洲西岸幹道順德至中山段之經營權。於2004年7月14日，合和廣珠與西綫中方夥伴簽訂補充修改協議以透過西綫合作公司投資、規劃、設計、建設及經營西綫II期。合和公路基建亦考慮與西綫中方夥伴簽訂協議以透過西綫合作公司投資、規劃、設計、建設及經營西綫III期。

補充修改協議

補充修改協議簽訂日期：

2004年7月14日

協議雙方：

合和廣珠
西綫中方夥伴

主要條款：

兩份補充修改協議的條款大致相同，其主要條款摘要如下：

1. 合作合同及合作章程之合作範圍過去只覆蓋西綫I期，現擴大至包括西綫I期以外西綫II期及其相關設施的投資、規劃、設計、建設及經營。

2. 西綫II期的投資總額估計為人民幣49億元（按照向中國政府機關要求批准之申請，並不包括在建設期內所發生之貸款利息及日後政府收費及費用上之調整（如有））。

3. 西綫合作公司之註冊資本由人民幣5.88億元（已全數繳足）增加至人民幣23.03億元，新增註冊資本合計之人民幣17.15億元將由西綫中方夥伴及合和廣珠各自投入相同份額（即各方出資人民幣8.575億元），投入之時間表將由西綫合作公司根據西綫II期之工程進度作出決定（預計將按階段分期投入）。在新增註冊資本投入之前，西綫中方夥伴同意墊付有關項目之支出，西綫合作公司將按中國人民銀行所公布之貸款利率或其實際貸款之利率（以較低者為準）支付由西綫中方夥伴所墊付之項目支出按季複息計算的利息，直至墊付之款項清還日止。

敬啟者：

須予披露及關連交易
有關珠江三角洲西岸幹道II期之協議

可能須予披露及關連交易
有關珠江三角洲西岸幹道III期之可能協議

緒言

合和實業及合和公路基建聯合發出日期為2004年7月14日之公布中提及，合和廣珠與西綫中方夥伴簽訂補充修改協議，透過西綫合作公司投資、規劃、設計、建設及經營西綫II期。補充修改協議分別構成合和實業及合和公路基建一項須予披露及關連交易，並須獲得獨立股東之批准。

正如合和實業及合和公路基建聯合發出日期為2004年8月4日之公布提及，合和公路基建現正與西綫中方夥伴洽商有關透過西綫合作公司投資、規劃、設計、建設及經營西綫III期之可能合作條款。倘若西綫III期交易得以簽訂，預期會構成合和實業及合和公路基建一項關連交易，並須取得獨立股東之批准；倘若與補充修改協議合計起來，亦將會構成一項須予披露之交易。

合和實業之獨立董事委員會由胡文佳先生及陸勵荃女士組成，以考慮該等交易之條款。合和公路基建之獨立董事委員會由費宗澄先生、藍利益先生、嚴震銘先生及中原紘二郎先生組成，以考慮該等交易之條款。新百利已獲委任為獨立財務顧問，向獨立董事委員會及合和實業及合和公路基建之獨立股東就有關該等交易之條款是否公平及合理及就有關該等交易是否對合和實業及合和公路基建及其各自之股東在整體上之利益提出意見。

本通函旨在(i)提供該等交易之附加資料；(ii)載述新百利致獨立董事委員會及合和實業及合和公路基建之獨立股東之意見書；及(iii)發出合和實業致股東之股東特別大會通告。

背景

西綫I期是由西綫合作公司建設和營運，並已於2004年4月30日通車。按2003年7月28日合和公路基建之招股章程披露及描述，合和公路基建已保留其發展珠江三

HOPEWELL HOLDINGS LIMITED	Hopewell Highway Infrastructure Limited
合和實業有限公司	合和公路基建有限公司*
(於香港註冊成立之有限公司)	*(於開曼群島註冊成立之有限公司)*
(股份編號：54)	(股份編號：737)

董事：	*董事：*
胡應湘爵士GBS, KCMG, FICE *(主席)*	胡應湘爵士GBS, KCMG, FICE *(主席)*
何炳章先生 *(副主席及董事總經理)***	何炳章先生 *(副主席)*
郭展禮先生 *(副董事總經理)*	胡文新先生 *(董事總經理)*
胡文新先生 *(副董事總經理)*	陳志鴻先生 *(副董事總經理)*
李憲武先生#	梁國基先生
嚴文俊先生	黃禮佳先生
胡文佳先生##	賈呈會先生
胡應湘爵士夫人JP#	葉思明先生
陸勵荃女士##	費宗澄先生##
韋高廉先生	藍利益先生##
雷有基先生	嚴震銘先生##
楊鑑賢先生	中原紘二郎先生##
李嘉士先生##	
張利民先生	
何榮春先生	

** *亦為胡應湘爵士及胡應湘爵士夫人之替任董事*

\# *非執行董事*

\## *獨立非執行董事*

註冊地址：	*註冊地址：*
香港皇后大道東183號 合和中心64樓	P.O. Box 309GT Ugland House South Church Street Grand Cayman Cayman Islands British West Indies
	辦公室及主要營業地址： 香港灣仔皇后大道東183號 合和中心64樓64-02室

* *僅供識別*

「西綫III期交易」	指	建議中與西綫中方夥伴有關投資、規劃、設計、建設及經營西綫III期及所有預期之交易；
「西綫III期」	指	建議中珠江三角洲西岸幹道中山至珠海段；
「中國」	指	中華人民共和國，就本通函而言，不包括香港、澳門特別行政區及台灣；
「珠江三角洲」	指	通常以該名稱引述之地區，位於中國廣東省南部珠江河口，面積約41,698平方公里，並不包括香港及澳門；
「人民幣」	指	中國法定貨幣人民幣；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「新百利」	指	新百利有限公司，就該等交易之條款擔任(i)合和實業獨立董事委員會及獨立股東；及(ii)合和公路基建獨立董事委員會及獨立股東之獨立財務顧問；
「聯交所」	指	香港聯合交易所有限公司；
「該等交易」	指	簽訂補充修改協議、西綫III期交易及所有其他預期交易；
「珠江三角洲西岸幹道」	指	建議中網絡之幹道，位於珠江三角洲西岸之雙向三車道高速公路，貫通廣州、中山及珠海；
「西綫合作公司」	指	廣東廣珠西綫高速公路有限公司；及
「西綫中方夥伴」	指	廣東省公路建設有限公司。

「合和公路基建獨立董事委員會」	指	合和公路基建董事會成立之獨立委員會，由所有合和公路基建獨立非執行董事費宗澄先生、藍利益先生、嚴震銘先生及中原紘二郎先生組成；其成立之目的旨在考慮並建議合和公路基建獨立股東有關該等交易；
「合和公路基建股東」	指	合和公路基建股東；
「合和公路基建股份」	指	合和公路基建股本中之股份；
「合和廣珠」	指	合和廣珠高速公路發展有限公司，為合和公路基建於香港註冊成立之一全資附屬有限公司；
「港幣」	指	香港貨幣；
「香港」	指	中國香港特別行政區；
「獨立董事委員會」	指	合和實業及合和公路基建之獨立董事委員會；
「合作章程」	指	日期為2004年1月5日之西綫合作公司章程（經不時修訂）；
「合作合同」	指	西綫中方夥伴與合和廣珠於2004年1月5日所訂立之中外合作經營合同（經不時修訂）；
「最後可行日期」	指	2004年8月12日，即本通函付印前以確定所載若干資料之最後可行日期；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「西綫I期」	指	珠江三角洲西岸幹道廣州至順德段，全長約14.7公里；
「西綫II期」	指	建議中珠江三角洲西岸幹道順德至中山段，全長約46公里，即2003年7月28日合和公路基建招股章程中所指珠江三角洲西岸幹道二期及三期；

在本通函內，除另有指明外，其定義含以下意思：

「補充修改協議」	指	合同補充修改協議及章程補充修改協議；
「章程補充修改協議」	指	由合和廣珠及西綫中方夥伴於2004年7月14日就雙方同意修改合作章程簽訂之有條件協議；
「聯繫人」	指	上市規則定義者；
「合同補充修改協議」	指	由合和廣珠及西綫中方夥伴於2004年7月14日就雙方同意修改合作合同簽訂之有條件協議；
「股東特別大會」	指	合和實業將召開之股東特別大會，藉以考慮及批准(其中包括)補充修改協議；
「合和實業」	指	合和實業有限公司；
「合和實業集團」	指	合和實業及其附屬公司；
「合和實業董事會」	指	合和實業董事會；
「合和實業董事」	指	合和實業董事；
「合和實業獨立董事委員會」	指	合和實業董事會成立之獨立委員會，由兩名合和實業獨立非執行董事胡文佳先生及陸勵荃女士組成；其成立之目的旨在考慮並建議合和實業獨立股東有關該等交易；
「合和實業股東」	指	合和實業股東；
「合和實業股份」	指	合和實業股本中之股份；
「合和公路基建」	指	合和公路基建有限公司；
「合和公路基建董事會」	指	合和公路基建董事會；
「合和公路基建董事」	指	合和公路基建董事；
「合和公路基建集團」	指	合和公路基建及其附屬公司；

目　錄

此乃要件　請即處理

閣下對本通函任何方面之內容或對將採取之行動如有任何疑問，應諮詢　閣下之證券商、其他註冊交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有合和實業或合和公路基建股份，應立即將本通函連同所附之代表委任表格送交給買主或承讓人、或送交經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便其轉交買主或承讓人。

本通函只供參考，並不構成向公開買入、購買或認購合和實業或合和公路基建之證券。

HOPEWELL HOLDINGS LIMITED
合和實業有限公司
（於香港註冊成立之有限公司）
（股份編號：54）

Hopewell Highway Infrastructure Limited
合和公路基建有限公司*
（於開曼群島註冊成立之有限公司）
（股份編號：737）

須予披露及關連交易
有關珠江三角洲西岸幹道II期之協議

可能須予披露及關連交易
有關珠江三角洲西岸幹道III期之可能協議

擔任獨立董事委員會及合和實業及合和公路基建之獨立股東之
獨立財務顧問

新百利有限公司

合和實業及合和公路基建董事會之聯合函件載於本通函第1至13頁。合和實業及合和公路基建之獨立董事委員會之函件分別載於本通函第14頁及第15頁。新百利致獨立董事委員會及合和實業及合和公路基建之獨立股東之意見函件載於本通函第16至28頁。

合和實業將於2004年9月6日（星期一）上午10時30分假座香港皇后大道東183號合和中心8樓皇廷大酒樓舉行股東特別大會，有關通告載於本通函第45至48頁。無論　閣下能否親自出席該會議，務請按照隨附之代表委任表格上印備之指示，將有關表格填妥，並於會議指定舉行時間48小時前交回。填妥及交回隨附之代表委任表格後，　閣下仍可親自出席該會議或其任何續會，並於會上投票。

* *僅供識別*

2004年8月21日

Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(incorporated in the Cayman Islands with limited liability)

(Stock code: 737)

FINAL RESULTS FOR THE YEAR ENDED 30TH JUNE, 2004

CHAIRMAN'S STATEMENT

I am glad to report to our shareholders that the first financial year of Hopewell Highway Infrastructure Limited ("HHI") as a publicly listed company was a successful one. Driven by the economic growth in the region on which HHI's business is focused, the Pearl River Delta Region ("PRD"), the combined tolled traffic for our Guangzhou-Shenzhen Superhighway ("GS Superhighway"), Guangzhou East-South-West Ring Road ("ESW Ring Road") and Phase I of the Western Delta Route ("Phase I West") grew by 23% and toll revenues increased by 21% compared to the last financial year. This double-digit growth has propelled our Company's net profit 38% from HK$533 million last financial year to HK$735 million this year.

We have achieved these results in large part due to our commitment to the PRD. HHI's mission has been, and will continue to be providing a safe and reliable integrated expressway, bridge and tunnel network in the PRD to meet the necessary demands of vehicular traffic.

Over a decade ago, we opened the first, and what is now still, the only expressway connecting Shenzhen to Guangzhou. At the time of opening, GS Superhighway's average daily traffic was a mere 30,000, but today, with the rapid growth in the PRD, this figure has increased over 6-fold to over 200,000 vehicles per day.

Attesting to our continued commitment to a complete expressway network in the PRD, 2004 also saw HHI open a new expressway, Phase I West. This is a 14.7 km stretch of expressway that links our ESW Ring Road in Guangzhou to Shunde, reducing what would normally have been a 40-minute trip to a quick 10-minute drive. I am particularly proud of this project as it was completed 2 months ahead of schedule.

Financial Status

As a result of the solid growth in our expressways, our net profit for financial year 2004 increased 38% to HK$735 million from last year, exceeding the forecast profit of HK$700 million as stated in the Company's initial public offering prospectus dated 28th July, 2003, translating to an increase in basic earnings per share from HK24.7 cents to HK26.2 cents. The Board of Directors has proposed a final dividend of HK12.5 cents per share which, together with the interim dividend of HK10 cents per share, will result in total dividends for the year of HK22.5 cents per share, same as the intended amount to be recommended by the Board of Directors as stated in the prospectus.

The Register of members and warrantholders of the Company will be closed from Monday, 11th October, 2004 to Monday, 18th October, 2004, both days inclusive, during which no transfer of shares and no transfer or exercise of warrants of the Company will be effected. Subject to approval of the shareholders at the annual general meeting to be held on 18th October, 2004, the final dividend will be paid on or about 18th October, 2004 to shareholders as registered at the close of business on 18th October, 2004.

The Group's core earnings, defined as net profit excluding interest income from shareholder's loan and income from debt securities investments, increased 37% from HK$507 million to HK$693 million. This was driven by the continued strong growth in GS Superhighway and ESW Ring Road operations.

	Financial year		
	2003	2004	% change
GS Superhighway			
Average Daily Traffic (No. of vehicles)	155,394	**188,768**	22%
Average Daily Revenue (RMB)	5,778,931	**6,901,461**	20%
ESW Ring Road			
Average Daily Traffic (No. of vehicles)	38,930	**47,516**	22%
Average Daily Revenue (RMB)	590,053	**747,909**	27%
Phase I West			
Average Daily Traffic (No. of vehicles)	N/A	**11,459**	N/A
Average Daily Revenue (RMB)	N/A	**166,025**	N/A

The Group's balance sheet remains very strong. Net gearing (total debt less bank balances and cash, pledged bank deposits and debt securities investments to total equity) for financial year 2004 stood at 35%, compared to 104% in financial year 2003. Operating cashflow of the Group totaled HK$1,257 million in financial year 2004, a 24% increase over last year. Combined, our current favourable gearing levels and operating cashflow positions will allow for a strong platform for growth for future projects.

Business Review and Outlook

HHI's business strategy continues to be focused on the PRD. As far back as the early 1980's, HHI had already shown its commitment to the PRD, envisaging the need to provide a transportation backbone to support the future economic growth in the region. Since then, the growth of the PRD has been fuelled by competitive labour and production costs and the rapid development of factories for industries such as electronics, textiles, toys and more recently, automobiles. Through the creation of Closer Economic Partnership Arrangements ("CEPA"), the Pan-PRD programs, China's World Trade Organisation ("WTO") membership and the opening of the new Guangzhou Baiyun International Airport, the PRD's growth will be further enhanced. The 79-fold growth in GDP in the PRD from 1980 to 2002, and the expected continued growth in the coming years will undoubtedly benefit HHI's operations.

With the Group's interest in GS Superhighway, ESW Ring Road and Phase I West, HHI is already well into realizing its original plan of creating a Pan-PRD network.

In seeking to complete this network, the Group recently announced in July and August of 2004, the possible co-operation with our Phase I West's PRC partner for the investment in and the planning, design, construction and operation of Phases II and III of the Western Delta Route. With the completion of these phases, vehicles will be able to travel seamlessly on an expressway from the city centers of Shenzhen to Guangzhou, Shunde, Zhongshan and Zhuhai.

I continue to view the proposed Hong Kong-Zhuhai-Macau Bridge project as a vital step in the economic integration of the major cities of the PRD, and I believe that HHI is well-positioned to participate in this project.

Code of Best Practice

The Company has complied with The Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") throughout the year ended 30th June, 2004 since its listing on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 6th August, 2003.

Audit Committee

The Company has established an audit committee on 16th July, 2003 with written terms of reference which deal clearly with its authority and duties in compliance with The Code of Best Practice as set out in Appendix 14 of the Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control system of the Group. The audit committee comprises three Independent Non-executive Directors, namely Mr. NAM Lee Yick, the chairman of the committee, Mr. Philip Tsung Cheng FEI and Mr. Kojiro NAKAHARA. It has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing and financial reporting matters including the review of unaudited interim financial statements and the audited annual financial statements.

Relations with Shareholders and Investors

On the investor relations front, the Company is committed to better transparency of its business by providing the Group's monthly traffic and revenue information for its expressways on the Company's website, www.hopewellhighway.com. Our commitment to keeping investors and analysts abreast of the Company's business and strategy is further evidenced by the numerous conferences, meetings and conference calls we have participated in this year. Further, to expand the Company's investor base, a Level 1 American Depository Receipt program sponsored by the Company in respect of its Hong Kong listed shares was established in the United States and became effective on 26th April, 2004.

Employees and Remuneration Policies

As at 30th June, 2004, the Group had a total of 42 full-time staff, with 36 in Hong Kong and 6 in the PRC. We provide competitive remuneration packages to our employees based on the market situation and individual performance. Besides, we also provide various fringe benefits including medical and personal accident insurance coverage. To maintain the efficiency of our staff, training programs are conducted on an ongoing basis throughout the Group aiming at improving employee productivity.

Purchase, Sale or Redemption of Shares

There was no purchase, sale or redemption by the Company or any of its subsidiaries of shares in the Company during the year except pursuant to the corporate reorganisation prior to the listing of the shares of the Company.

Acknowledgment

I would like to take this opportunity to thank my fellow directors, senior management team, and all staff for their hard work during this past financial year and their commitment to our platform for growth. My gratitude also goes to our shareholders, financiers and business partners for their invaluable support.

By order of the Board
Sir Gordon Ying Sheung WU *GBS, KCMG, FICE*
Chairman

Hong Kong, 6th September, 2004

FINANCIAL REVIEW

Group Results

Highlights:

- Toll revenue increased by 21% to HK$1,245 million;
- Net profit increased by 38% to HK$735 million;
- Net profit excluding interest income from shareholder's loan and income from debt securities investments increased 37% to HK$693 million;
- Finance costs decreased by 25% to HK$151 million;
- Total debt decreased by 10% to HK$5,719 million.

For the financial year ended 30th June, 2004, toll revenue increased by 21% to HK$1,245 million from HK$1,030 million of the previous financial year, mainly due to the rise in traffic flow of the Group's expressways in the PRC. Of the total toll revenue, GS Superhighway contributed 90.8% or HK$1,130 million, ESW Ring Road contributed 8.8% or HK$110 million and Phase I West contributed 0.4% or HK$5 million since its opening on 30th April, 2004. Of the HK$215 million increase in toll revenue from the previous year, GS Superhighway contributed HK$186 million or 87%, ESW Ring Road contributed HK$24 million or 11% and Phase I West contributed HK$5 million or 2%. Other operating income was up by 31% from HK$68 million last financial year to HK$89 million this financial year, largely due to interest and investment incomes from listing proceeds. Total revenue (including toll revenue and other operating income) increased 21% from HK$1,098 million last financial year to HK$1,334 million this financial year.

Net profit increased 38% from HK$533 million last financial year to HK$735 million this financial year, mainly due to the robust growth in toll revenue, increase in other operating income and lower finance costs.

Total expenses, including toll operation expenses, depreciation and amortisation charges and general and administrative expenses increased from HK$329 million in financial year 2003 to HK$411 million in financial year 2004, mainly due to higher repair and maintenance expenses and administrative expenses, and an increase in depreciation and amortisation charges. Since, under the Group's accounting policies, depreciation and amortisation charges of toll roads and additional investment costs are calculated based on the ratio of actual traffic volume compared to the total expected traffic volume over the remaining period of respective jointly controlled entities, depreciation and amortisation charges were higher by HK$43 million this financial year due to the stronger than expected growth of traffic flow. Given the lower interest rate environment and repayment of bank loans by the Group from listing proceeds, finance costs decreased 25% from HK$201 million to HK$151 million. The Group's effective income tax rate decreased from 4.3% to 2.9%. Income tax expenses decreased by 11% from HK$25 million to HK$22 million.

Liquidity and Financial Resources

During the year, the Group repaid HK$561 million of bank and other loans and HK$543 million of amounts due to the holding companies. As a result of the stable cash flow generated from its assets and the increased shareholders' funds after listing, the Group improved its total debt to total assets ratio, from 51% in financial year 2003 to 37% in financial year 2004. The Group also improved its net debt to total equity ratio from 104% in financial year 2003 to 35% in financial year 2004.

The Group applies prudent treasury policies in financial and funding management. Liquidity and financial resources are reviewed on a regular basis to minimize the cost of funding and enhance the return on financial assets.

The Group's gearing structure is set out as follows:

	At 30th June,	
	2003	**2004**
	HK$ million	***HK$ million***
Equity	5,846[1]	**9,180**
Total Debt	6,380[1]	**5,719**
Total Net Debt [2]	6,079	**3,255**
Total Assets	12,487	**15,338**
Total Debt/Total Assets	51%	**37%**
Net Debt/Total Equity	104%	**35%**

Notes:

(1) Assumed HK$4,500 million of the amount due to holding company was capitalised as equity at 30th June, 2003;

(2) Net debt is defined as total debt less bank balances and cash, pledged bank deposits and debt securities investments.

The maturity profile of the Group's bank borrowings at 30th June, 2004 as compared with that at 30th June, 2003 is shown as follows:

	Less than 1 year	Over 1 year
The Group (Unconsolidated)		
At 30th June, 2004	–	–
At 30th June, 2003	43%	57%

	Within 1 year	2-5 years	Over 5 years
The Joint Venture Companies (Proportionately shared)			
At 30th June, 2004	**4%**	**31%**	**65%**
At 30th June, 2003	6%	44%	50%

	Unconsolidated	Proportionately shared
Bank Loans *(HK$ million)*		
At 30th June, 2004	–	**4,786**
At 30th June, 2003	372	4,621

The Group has no unconsolidated bank borrowings at 30th June, 2004 (30th June, 2003: HK$372 million). The Joint Venture companies' borrowings are denominated in US dollars and Renminbi and carry floating interest rates.

The Group's average interest rate for proportionately shared bank loans for the financial year 2004 was 2.5% (2003: 2.7%) per annum.

CONSOLIDATED INCOME STATEMENT

The audited consolidated income statement of the Group for the year ended 30th June, 2004 is as follows:

	Notes	2003 *HK$'000*	**2004** ***HK$'000***
Turnover	*2*	1,030,350	**1,244,950**
Other operating income	*3*	68,055	**89,188**
Toll operation expenses		(87,803)	**(109,158)**
Depreciation and amortisation charges		(186,310)	**(229,317)**
General and administrative expenses		(54,864)	**(72,658)**
Profit from operations	*4*	769,428	**923,005**
Finance costs	*5*	(200,628)	**(150,797)**
Profit before tax		568,800	**772,208**
Income tax expense	*6*	(24,740)	**(22,071)**
Profit after tax		544,060	**750,137**
Minority interests		(10,981)	**(15,362)**
Profit for the year		533,079	**734,775**
Dividends	*7*	–	**648,131**
		HK cents	***HK cents***
Earnings per share	*8*		
– Basic		24.68	**26.15**
– Diluted		N/A	**26.11**

Notes:

1. CORPORATE REORGANISATION AND BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The Company was incorporated on 14th January, 2003 as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company's ultimate holding company is Hopewell Holdings Limited, a public limited liability company incorporated in Hong Kong with its shares listed on the Stock Exchange.

Pursuant to a group reorganisation (the "Corporate Reorganisation") to rationalise the structure of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") in preparation for the listing of the Company's shares (the "Listing") on the Stock Exchange, the Company became the holding company of the Group on 30th June, 2003.

On 23rd July, 2003, 2,156,879,750 shares of HK$0.1 each were allotted and issued, credited as fully paid at par, on capitalisation of the sum of HK$4,500 million due to the immediate holding company of the Company (the "Capitalisation Issue").

On 5th August, 2003, 720,000,000 new shares of the Company of HK$0.1 each were issued at HK$4.18 per share for cash through an initial public offering by way of placing and public offer.

The shares of the Company have been listed on the Stock Exchange with effect from 6th August, 2003.

The Group resulting from the Corporate Reorganisation is regarded as a continuing entity. The consolidated income statement for the year ended 30th June, 2003 has been prepared on a combined basis as if the current structure had been in existence throughout that year.

The financial statements have been prepared in accordance with International Financial Reporting Standards. The accounting policies adopted are consistently applied with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2003.

2. TURNOVER AND SEGMENT INFORMATION

Turnover represents the Group's proportionate share of the jointly controlled entities' toll fee income received and receivable from the operations of toll roads, net of business tax.

The Group has only one business segment, namely the development, operation and management of toll roads in the People's Republic of China (the "PRC") through its jointly controlled entities established in the PRC.

No geographical segment analysis is presented as management considers that the Group has only one single geographical segment.

3. OTHER OPERATING INCOME

	2003 *HK$'000*	**2004** ***HK$'000***
Interest income from:		
A jointly controlled entity	25,766	**18,688**
A joint venture partner	17,758	**17,166**
Bank deposits	6,369	**8,837**
Held-to-maturity debt securities (after netting off of amortisation of premium on acquisition of held-to-maturity debt securities of approximately HK$48,087,000 (2003: nil))	–	**23,172**
Rental income	5,891	**1,875**
Reimbursement of operating expenses from jointly controlled entities	3,238	**4,400**
Other income	9,033	**15,050**
	68,055	**89,188**

4. PROFIT FROM OPERATIONS

	2003 *HK$'000*	**2004** ***HK$'000***
Profit from operations has been arrived at after charging:		
Auditors' remuneration		
Current year	744	**1,009**
Underprovision in prior year	–	**9**
	744	**1,018**
Directors' emoluments	2,682	**14,047**
Exchange losses, net	1,236	**3,183**
Other staff costs (excluding directors)	46,001	**56,359**
Amortisation of additional investment cost in jointly controlled entities	32,102	**39,306**
Depreciation of:		
Toll roads	150,031	**185,336**
Other property and equipment	4,177	**4,675**
Property and equipment written-off	–	**7**

5. FINANCE COSTS

	2003 *HK$'000*	**2004** ***HK$'000***
Interest on:		
Bank loans	173,005	**125,104**
Loan from a jointly controlled entity	21,653	**20,681**
Loan from a joint venture partner	297	**298**
Other loan wholly repayable within five years	4,774	**4,677**
	199,729	**150,760**
Other financial expenses	899	**37**
Total borrowing costs	200,628	**150,797**

6. INCOME TAX EXPENSE

	2003 *HK$'000*	**2004** ***HK$'000***
PRC income tax	235	**237**
Overprovision of income tax in prior year	–	**(50)**
Deferred taxation	24,505	**21,884**
	24,740	**22,071**

No provision for Hong Kong Profits Tax has been made as there was no assessable profit derived from or arising in Hong Kong.

Pursuant to relevant laws and regulations in the PRC, the Group's jointly controlled entities are entitled to certain exemption and relief from PRC income tax.

The income tax expense for the year can be reconciled to the profit before tax per the income statement as follows:

	2003 *HK$'000*	**2004** ***HK$'000***
Profit before tax	568,800	**772,208**
Tax at normal PRC income tax rate of 33%	187,704	**254,829**
Tax effect of income not taxable for tax purpose	(3,668)	**(17,135)**
Tax effect of expenses not deductible for tax purpose	41,764	**43,343**
Income tax on concessionary rate	(171,654)	**(232,655)**
Differential tax rate on temporary difference of jointly controlled entities	(29,406)	**(26,261)**
Overprovision of income tax in prior year	–	**(50)**
Income tax expense	24,740	**22,071**

7. DIVIDENDS

	2003 *HK$'000*	**2004** ***HK$'000***
Interim dividend paid of HK$0.1 (2003: nil) per share	–	**288,044**
Final dividend proposed of HK$0.125 (2003: nil) per share	–	**360,087**
	–	**648,131**

A final dividend in respect of 2004 of HK12.5 cents per share amounting to a total of approximately HK$360,087,000 is proposed by the Board. The dividend is subject to approval by shareholders at the forthcoming annual general meeting and has not been included as a liability in these financial statements. The amount has been accounted for as an appropriation of reserve in the year ended 30th June, 2004. The proposed final dividend is calculated based on the number of shares in issue at the date of this report.

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2003 *HK$'000*	**2004** ***HK$'000***
Earnings for the purpose of basic and diluted earnings per share	533,079	**734,775**

	2003 Number of shares	**2004** **Number** **of shares**
Weighted average number of ordinary shares for the purpose of basic earnings per share	2,160,000,000	**2,809,376,020**
Effect of dilutive potential ordinary shares: warrants	N/A	**4,552,670**
Weighted average number of ordinary shares for the purposes of diluted earnings per shares	2,160,000,000	**2,813,928,690**

The weighted average number of ordinary shares for the purpose of basic earnings per share for the year ended 30th June, 2003 was determined on the basis that shares of the Company issued upon the Corporate Reorganisation and the Capitalisation Issue in total of 2,160,000,000 shares were deemed to be outstanding throughout that year.

No diluted earnings per share was presented for the prior year as there was no warrant of the Company outstanding throughout that year.

9. CAPITAL COMMITMENTS

At 30th June, 2004, Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") and Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV") had outstanding commitments in respect of systems for unification of toll collection and major repairs and maintenance contracted but not provided for amounting to approximately HK$12 million (2003: nil) and HK$11 million (2003: nil), respectively.

In addition, at 30th June, 2003, GS Superhighway JV had outstanding commitments in respect of repavement of asphalt for GS Superhighway contracted but not provided for amounting to approximately HK$70 million.

10. PLEDGE OF ASSETS

At 30th June, 2004, certain assets of the jointly controlled entities of the Group have been pledged to banks with a total net book value of approximately HK$7,646,701,000 (2003: HK$7,032,066,000) to secure general banking facilities granted to the jointly controlled entities. The net book value of these assets are analysed as follows:

	2003 *HK$'000*	**2004** ***HK$'000***
Toll roads	6,840,403	**7,265,626**
Bank deposits	117,983	**319,211**
Other assets	73,680	**61,864**
	7,032,066	**7,646,701**

In addition, the toll fee collection rights of GS Supehighway JV and Ring Road JV attributable to the Group have been pledged to banks to secure general banking facilities granted to the respective jointly controlled entities and 65% of the toll fee collection right of Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") attributable to the Group has been pledged to banks to secure general banking facilities granted to the jointly controlled entity.

11. **INTEREST RATE EXPOSURE AND EXCHANGE RATE EXPOSURE**

There have been no significant changes in the Group's policy in terms of interest rate and exchange rate exposures. Neither the Group nor the jointly controlled entities have any financial derivative instruments to hedge the interest rate or foreign currency exchange rate exposures as the Hong Kong Dollar is pegged to US Dollar, and the exchange rates between Renminbi and Hong Kong Dollar, and Renminbi and US Dollar are relatively stable. Business operations of the Group and its jointly controlled entities are mainly denominated in these three currencies.

12. **CONTINGENT LIABILITIES**

During the year, there was no material change in contingent liabilities of the Group.

13. **SUBSEQUENT EVENTS**

The following significant events took place subsequent to the balance sheet date:

On 14th July, 2004, the Group entered into the Amending Agreements with the PRC partner of West Route JV for the investment in and the planning, design, construction and operation of Phase II of Western Delta Route through West Route JV. The details of the Amending Agreements have been set out in the announcement of the Company dated 14th July, 2004.

The Group is currently in the process of negotiating the terms of a possible co-operation with the PRC partner of West Route JV for the investment in and the planning, design, construction and operation of Phase III of Western Delta Route through West Route JV. The details of the terms of the possible co-operation in relation to Phase III of the Western Delta Route have been set out in the announcement of the Company dated 4th August, 2004.

Publication of further information on the Stock Exchange's website

All the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules in force prior to 31st March, 2004 will be published on the Stock Exchange's website in due course.

As at the date of this announcement, the directors of the Company are Sir Gordon Ying Sheung WU, Mr. Eddie Ping Chang HO, Mr. Thomas Jefferson WU, Mr. Alan Chi Hung CHAN, Ir. Leo Kwok Kee LEUNG, Mr. Li Jia HUANG, Mr. Cheng Hui JIA, Mr. Christopher Shih Ming IP, Mr. Kojiro NAKAHARA, Mr. Philip Tsung Cheng FEI, Mr. Lee Yick NAM and Mr. Gordon YEN.

* *for identification only*

"Please also refer to the published version of this announcement in South China Morning Post"

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares and/or warrants in Hopewell Highway Infrastructure Limited (the "Company"), you should at once hand this circular together with the form of proxy enclosed with this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 737)

PROPOSALS FOR RE-ELECTION OF DIRECTORS,

GENERAL MANDATES TO REPURCHASE SECURITIES AND TO ISSUE SHARES

AND

AMENDMENTS TO THE EXISTING ARTICLES OF ASSOCIATION

A notice convening an Annual General Meeting of the Company to be held at King Palace Chinese Restaurant, 7th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Monday, the 18th day of October, 2004 at 10:00 a.m. is set out on pages 14 to 24 of this circular to be despatched to shareholders together with this circular. If you do not propose to attend the meeting, you are requested to complete and return the form of proxy enclosed with this circular in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or adjourned meeting should you so desire.

* *For identification only*

24th September, 2004

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held at King Palace Chinese Restaurant, 7th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Monday, the 18th day of October, 2004 at 10:00 a.m.
"Articles of Association"	the articles of association of the Company as amended, supplemented or modified from time to time
"Company"	Hopewell Highway Infrastructure Limited, a company incorporated in the Cayman Islands with limited liability, with its Shares listed on the Stock Exchange
"Directors"	the directors of the Company for the time being
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"Latest Practicable Date"	15th September, 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Ordinary Resolution(s)"	the proposed ordinary resolution(s) as referred to in the notice of the AGM
"Repurchase Mandate"	a general mandate proposed to be granted to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution, Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing of the Repurchase Resolution and Warrants up to the maximum of 10% of the amount of the subscription rights attaching to the Warrants outstanding as at the date of passing of the Repurchase Resolution
"Repurchase Resolution"	the Ordinary Resolution no. 5(1)
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company

"Share Issue Mandate"	a general mandate proposed to be granted to the Directors to exercise the power of the Company to allot, issue and deal with Shares during the period as set out in the Ordinary Resolution no. 5(2) up to a maximum of 20% of the issued share capital of the Company as at the date of passing of the resolution approving the Share Issue Mandate
"Share Repurchase Code"	The Hong Kong Code on Share Repurchases
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing on Stock Exchange of their own securities on Stock Exchange
"Shareholder(s)"	registered holder(s) of Shares
"Special Resolution(s)"	the proposed special resolution(s) as referred to in the notice of the Annual General Meeting
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"Warrants"	warrants of the Company in units of HK$4.18 of subscription rights each entitling the holder to subscribe for new Shares at an initial subscription price of HK$4.18 per Share (subject to adjustment) from 6th August, 2003 to 5th August, 2006
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 737)

Directors:
Sir Gordon Ying Sheung WU GBS, KCMG, FICE
(Chairman)
Mr. Eddie Ping Chang HO
(Vice Chairman)
Mr. Thomas Jefferson WU
(Managing Director)
Mr. Alan Chi Hung CHAN
(Deputy Managing Director)
Mr. Leo Kwok Kee LEUNG
Mr. Li Jia HUANG
Mr. Cheng Hui JIA
Mr. Christopher Shih Ming IP
Mr. Philip Tsung Cheng FEI#
Mr. Lee Yick NAM#
Mr. Gordon YEN#
Mr. Kojiro NAKAHARA#

Registered office:
P.O. Box 309GT
Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands
British West Indies

Head office and principal place of business:
Room 64-02
64th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Independent Non-Executive Directors

24th September, 2004

To the Shareholders and, for information only, the warrantholders of the Company

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO REPURCHASE SECURITIES AND TO ISSUE SHARES AND AMENDMENTS TO THE EXISTING ARTICLES OF ASSOCIATION

INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposed re-election of Directors, the Repurchase Mandate, the Share Issue Mandate, the proposed extension of the Share Issue Mandate and the proposed amendments to the existing Articles of Association of the Company, and to seek your approval of the resolutions relating to these matters at the AGM.

* *For identification only*

RE-ELECTION OF DIRECTORS

The Board of Directors currently consists of twelve Directors, namely Sir Gordon Ying Sheung WU, Mr. Eddie Ping Chang HO, Mr. Thomas Jefferson WU, Mr. Alan Chi Hung CHAN, Mr. Leo Kwok Kee LEUNG, Mr. Li Jia HUANG, Mr. Cheng Hui JIA, Mr. Christopher Shih Ming IP, Mr. Philip Tsung Cheng FEI, Mr. Lee Yick NAM, Mr. Gordon YEN and Mr. Kojiro NAKAHARA.

Pursuant to existing Article 112 of the Articles of Association, Sir Gordon Ying Sheung WU, Mr. Eddie Ping Chang HO, Mr. Thomas Jefferson WU and Mr. Alan Chi Hung CHAN shall retire from office at the AGM and being eligible, offer themselves for re-election.

Brief biographical details of the retiring Directors who are proposed to be re-elected at the AGM are set out in Appendix I to this circular.

GENERAL MANDATE TO REPURCHASE SECURITIES

At the annual general meeting of the Company held on 21st October, 2003, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase securities. Such general mandate will lapse at the conclusion of the AGM.

An ordinary resolution will be proposed at the AGM to grant to the Directors the Repurchase Mandate, details of which are set out in the Repurchase Resolution.

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,880,704,024 Shares. At the same time, there were outstanding Warrants carrying the subscription rights up to HK$362,947,778.16. Assuming that there is no change in the issued share capital and no Warrants are exercised or repurchased between the period from the Latest Practicable Date and the date of passing the Repurchase Resolution, the Company would be allowed to repurchase a maximum of 288,070,402 Shares and Warrants carrying subscription rights up to the limit of HK$36,294,777.81 pursuant to the Repurchase Mandate as at the date of passing the Repurchase Resolution.

An explanatory statement, as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Mandate is set out in Appendix II to this circular.

GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 21st October, 2003, a general mandate was given by the Company to the Directors to exercise the powers of the Company to issue Shares. Such general mandate will lapse at the AGM.

It will be proposed at the AGM the following two ordinary resolutions respectively: (i) granting to the Directors the Share Issue Mandate; and (ii) authorising an extension of the limit of the Share Issue Mandate so granted by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate, if granted.

Details of the Share Issue Mandate and the extension of the Share Issue Mandate are set out in Ordinary Resolutions nos. 5(2) and 5(3) respectively.

AMENDMENTS TO THE EXISTING ARTICLES OF ASSOCIATION

In addition, your attention is drawn to Special Resolution no. 6 to approve certain amendments to the existing Articles of Association.

The Securities and Futures Ordinance came into effect on 1st April, 2003. In addition, the Stock Exchange has announced certain amendments to the Listing Rules relating to corporate governance issues which became effective on 31st March, 2004 subject to certain transitional arrangements.

The amended Listing Rules include, inter alia, provisions to (i) alter the extent to which a Director is permitted or prohibited to vote on board resolution on certain kinds of contracts/arrangements/proposals; (ii) stipulate clearly the effect of any Shareholder voting in contravention of the Listing Rules; and (iii) stipulate clearly the time period for the lodgment of the notice(s) concerning proposal for the election of Directors.

In the circumstances, in order to comply with the aforesaid requirements and to bring the Articles of Association up to date in line with the current practice in Hong Kong, it is proposed at the AGM to amend the Articles of Association by Special Resolution no. 6. A brief description to the proposed amendments to the existing Articles of Association is set out as follows:

(a)	Article 2	To provide or amend certain definitions for the purpose of clarification.
(b)	Articles 5, 68 and 92	To replace "recognised clearing house" with "clearing house" in light of the amended definition of "clearing house" referred to in Article 2.
(c)	Articles 16, 20, 41 and 43	To revise those provisions on the amount payable for new share certificates, replacement of share certificates and registration of instrument of transfer to the effect that the fee shall be such sum as the Board may from time to time determine but subject to the maximum amount as the Stock Exchange may from time to time determine.
(d)	Article 42	To clarify that fully paid shares are free from restriction on the right of transfer.
(e)	Article 76	To reflect the requirement of voting by poll under the Listing Rules.
(f)	Article 81	To clarify that each proxy or representative appointed or authorised by a Shareholder which is a clearing house (or its nominee) shall have one vote on a show of hands.
(g)	Article 85	To reflect the restriction on voting by Shareholders whom the Company has knowledge is restricted from voting, as required by the amended Appendix 3 of the Listing Rules.

(h)	Article 103	To be consistent with the provisions of the amended Appendix 3 of the Listing Rules so that subject to certain exceptions, a Director shall abstain from voting at the board meeting on any contract, arrangement or proposal in which he or any of his associates has a material interest nor shall be counted towards the quorum of the relevant board meeting.
(i)	Article 108(c)(i)	To delete reference to Article 103(f) for the definition of "associate" as such definition will be provided in Article 2.
(j)	Article 116	To be consistent with the amended Appendix 3 of the Listing Rules which stipulates the minimum seven-day period for lodgment by a Shareholder of the notice to nominate a director and the nomination shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting.
(k)	Article 159	To add "summary financial statement may be sent in lieu of annual accounts" as the marginal note of paragraph (c) thereof which permits the Company to send summary financial statement to Shareholders, etc. and to add a new paragraph (d) thereto to provide for the publication of annual report of Directors and balance sheet and summary financial statement on the Company's Website or in any other permitted manner (including by sending any form of electronic communication).
(l)	Article 163	To permit the Company to serve notice or document in the English language only, in the Chinese language only or in both.

ANNUAL GENERAL MEETING

At the AGM, resolutions will be proposed to the Shareholders in respect of ordinary businesses to be considered at the AGM, including the re-election of Directors, and the Ordinary Resolutions proposed to approve the Repurchase Mandate, the Share Issue Mandate and the extension of the Share Issue Mandate and special business, being the Special Resolution proposed to approve the amendments to the existing Articles of Association. The notice of AGM is set out on pages 14 to 24 of this circular and is expected to be despatched to Shareholders together with this circular.

If you do not propose to attend the AGM, you are requested to complete the form of proxy enclosed with this circular and return it to the principal place of business of the Company in accordance with the instructions printed thereon not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM or any adjourned meeting if you so desire.

RIGHT TO DEMAND A POLL

Pursuant to existing Article 76 of the Articles of Association, a resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded:

(i) by the Chairman of the meeting; or

(ii) by at least five Shareholders present in person (or in the case of a corporation, by its duly authorized representative) or by proxy and entitled to vote; or

(iii) by any Shareholder or Shareholders present in person (or in the case of a corporation, by its duly authorized representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the meeting; or

(iv) by any Shareholder or Shareholders present in person (or in the case of a corporation, by its duly authorized representative) or by proxy and holding Shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATION

The Directors consider that the proposed re-election of Directors, the Repurchase Mandate, the Share Issue Mandate, the extension of the Share Issue Mandate and the amendments to the existing Articles of Association are all in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders should vote in favour of the resolutions to be proposed at the AGM to give effect to them.

Yours faithfully,
Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

The four Directors proposed to be re-elected at the AGM are set out as follows:

Sir Gordon Ying Sheung WU GBS, KCMG, FICE

Aged 68, he has been the Chairman of the Board (the "Chairman") of the Company since July 2003. He graduated from Princeton University with a Bachelor of Science degree in Engineering in 1958. He was responsible for the Group's infrastructure projects in the PRC and has been involved in the design and construction of numerous buildings and development projects of the Hopewell Holdings Limited and its subsidiaries in Hong Kong and the PRC. He is also the Chairman of Hopewell Holdings Limited, the ultimate holding company of the Company, a director of various members of the Group and an independent non-executive director of i-Cable Communications Limited. Save as disclosed above, he has not held any directorship in other listed public company during the three years preceding the Latest Practicable Date.

Sir Gordon WU is very active in civic activities and received many awards and honours, details of which are stated in the annual report. He is a Fellow of The Institution of Civil Engineers, Honorary Fellow of Australian Society of Certified Practising Accountants. He received Honorary Directorate Degrees from Hong Kong Polytechnic University, University of Strathclyde, UK and University of Edinburgh, UK.

Sir Gordon WU is the father of Mr. Thomas Jefferson WU, the Managing Director of the Company. As at the Latest Practicable Date, Sir Gordon WU together with his associates have beneficial interest in 22,933,402 shares in the Company (representing 300,000 Shares and Warrants to subscribe for 22,633,402 Shares in the Company at a subscription price of HK$4.18 per Share) (equivalent to approximately 0.796% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. Save as disclosed above, he does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

There is no specific term of service with the Company but he is subject to retirement by rotation and re-election at the AGM and vacation of office in accordance with the provisions of the Articles of Association. His Director's fee is to be determined by the Shareholders at the AGM and his other emoluments are to be determined by the Board with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the Group and his contribution to the Group. For the year ended 30th June, 2004, he received a Director's fee of HK$260,000 and other emoluments of HK$2,750,000.

Mr. Eddie Ping Chang HO

Aged 71, he was appointed the Vice Chairman of the Company since July 2003. He has been in charge of negotiating all the joint ventures and financing for development projects in the PRC, including hotel, power plant and road infrastructure projects undertaken by the Group and the group of companies of Hopewell Holdings Limited, the ultimate holding company of the Company. In addition, he has extensive experience in building and development projects in Hong Kong. He is a Honorary Citizen of Shunde District and the cities of Shenzhen and Guangzhou in the PRC. He is also the Vice Chairman and Managing Director of Hopewell Holdings Limited and a director of various members of the Group. Save as disclosed above, he has not held any directorship in other listed public company during the three years preceding the Latest Practicable Date.

Mr. HO does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. HO has beneficial interest in 2,165,600 shares in the Company (representing Warrants to subscribe for 2,165,600 Shares in the Company at a subscription price of HK$4.18 per Share) (equivalent to approximately 0.075% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance.

There is no specific term of service with the Company but he is subject to retirement by rotation and re-election at the AGM and vacation of office in accordance with the provisions of the Articles of Association. His Director's fee is to be determined by the Shareholders at the AGM and his other emoluments are to be determined by the Board with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the Group and his contribution to the Group. For the year ended 30th June, 2004, he received a Director's fee of HK$100,000 and other emoluments of HK$2,200,000.

Mr. Thomas Jefferson WU

Aged 32, he has been an Executive Director of the Company since January 2003 and was appointed the Managing Director in July 2003. He holds a Master of Business Administration degree from Stanford University and a Bachelor of Science degree in Mechanical and Aerospace Engineering from Princeton University. He is responsible for strategic planning, corporate policy and overall management of the Group and has upgraded the financial and management accounting systems of the Group. He is a member of the Chinese People's Political Consultative Conference in Huadu District in the PRC. He is also the Deputy Managing Director of Hopewell Holdings Limited, the ultimate holding company of the Company, and a director of various members of the Group. Save as disclosed above, he has not held any directorship in other listed public company during the three years preceding the Latest Practicable Date.

Mr. WU is a son of Sir Gordon Ying Sheung WU, the Chairman of the Company. Save as disclosed above, he does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

As at the Latest Practicable Date, he has beneficial interest in 2,617,000 shares in the Company (representing 100,000 Shares and Warrants to subscribe for 2,517,000 Shares in the Company at a subscription price of HK$4.18 per Share) (equivalent to approximately 0.091% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance.

There is no specific term of service with the Company but he is subject to retirement by rotation and re-election at the AGM and vacation of office in accordance with the provisions of the Articles of Association. His Director's fee is to be determined by the Shareholders at the AGM and his other emoluments are to be determined by the Board with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the Group and his contribution to the Group. For the year ended 30th June, 2004, he received a Director's fee of HK$100,000 and other emoluments of HK$1,586,846.60.

Mr. Alan Chi Hung CHAN

Aged 45, he has been an Executive Director of the Company since January 2003 and was appointed the Deputy Managing Director in July 2003. He was awarded a Postgraduate Diploma in Management Studies by the City University of Hong Kong in 1989 and a Bachelor of Science degree from the Chinese University of Hong Kong in 1983. He is responsible for overall project coordination, project finance, management and administration of the expressway infrastructure and other projects in the PRC. He was an Executive Director of Hopewell Holdings Limited, the ultimate holding company of the Company, during the period from 1st January, 2002 to 25th July, 2003 and is currently a director of various members of the Group. Save as disclosed above, he has not held any directorship in other listed public company during the three years preceding the Latest Practicable Date.

He does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

As at the Latest Practicable Date, he does not have any interest in shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no specific term of service with the Company but he is subject to retirement by rotation and re-election at the AGM and vacation of office in accordance with the provisions of the Articles of Association. His Director's fee is to be determined by the Shareholders at the AGM and his other emoluments are to be determined by the Board with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the Group and his contribution to the Group. For the year ended 30th June, 2004, he received a Director's fee of HK$100,000 and other emoluments of HK$1,815,500.

This Appendix serves as an explanatory statement, as required by Rule 10.06(1)(b) of the Listing Rules, to provide requisite information to Shareholders for their consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing of ordinary resolution no. (1) and Warrants up to the maximum of 10% of the amount of the subscription rights attaching to the Warrants outstanding as at the date of the passing of ordinary resolution no. (1). For the purpose of this Appendix, the term "shares" shall be as defined in Rule 10.06(6)(c) to mean shares of all classes and securities which carry a right to subscribe or purchase shares.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,880,704,024 Shares. At the same time, there were outstanding Warrants carrying subscription rights up to HK$362,947,778.16 in aggregate, equivalent to the aggregate subscription price for a total of 86,829,612 Shares on the basis of the current subscription price of HK$4.18 per Share (subject to adjustment).

Subject to the passing of ordinary resolution no. (1) set out in item 5 of the notice of Annual General Meeting and on the basis that no further Shares are issued or repurchased and no Warrants are exercised or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 288,070,402 Shares and Warrants carrying subscription rights up to the limit of HK$36,294,777.81.

2. REASONS FOR REPURCHASE

The Directors believe that it is in the best interest of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares and/or Warrants in the market. Repurchases of Shares and/or Warrants will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net assets value of the Company and/or its earnings per Share and/or may lessen the dilution effect on exercise of the subscription rights attaching to any Warrants issued by the Company.

3. FUNDING OF REPURCHASE

In repurchasing securities, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association, the Listing Rules and the applicable laws and regulations of the Cayman Islands. Pursuant to the Repurchase Mandate, repurchases will be made out of funds of the Company legally permitted to be utilised in this connection, including profits of the Company or out of a fresh issue of Shares made for the purpose of the repurchase or, if authorised by the Articles of Association and subject to the Companies Law of the Cayman Islands, out of capital and, in the case of any premium payable on the repurchase, out of the profits of the Company or from sums standing to the credit of the share premium account of the Company or, if authorised by the Articles of Association and subject to the Companies Law of the Cayman Islands, out of capital of the Company.

4. IMPACT OF REPURCHASE

There might be material adverse impact on the working capital or gearing levels of the Company (as compared with the position disclosed in the audited accounts contained in the

2004 Annual Report) in the event that the Repurchase Mandate was to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. SHARE AND WARRANT PRICES

The highest and lowest prices at which the Shares and the Warrants have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date were as follows:

	Shares		Warrants	
	Highest	Lowest	Highest	Lowest
	HK$	*HK$*	*HK$*	*HK$*
2003				
September	4.375	3.850	1.75	0.73
October	4.625	4.200	1.85	1.47
November	4.425	4.175	1.61	1.30
December	4.475	4.175	1.57	1.40
2004				
January	4.600	4.350	1.58	1.39
February	4.900	4.350	1.69	1.35
March	5.100	4.600	1.60	1.20
April	4.950	4.275	1.40	1.10
May	4.500	4.025	1.10	0.78
June	4.650	4.300	1.05	0.85
July	4.650	4.525	1.60	0.90
August	4.825	4.600	1.03	0.81

6. UNDERTAKINGS AND DIRECTORS' DEALINGS AND CONNECTED PERSONS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases of securities of the Company pursuant to ordinary resolution no. (1) set out in item 5 of the notice of Annual General Meeting and in accordance with the Listing Rules, the Memorandum and Articles of Association of the Company and the applicable laws and regulations of the Cayman Islands.

None of the Directors nor, to the best of their knowledge and belief, having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules), has any present intention to sell any Shares or Warrants to the Company or its subsidiaries if the Repurchase Mandate is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell any Shares or Warrants to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

7. HONG KONG CODE ON TAKEOVERS AND MERGERS

If, as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the interest of the Shareholder(s) but subject to the latitude provided by the 2% creeper provision under Rule 26 of the Takeovers Code, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Hopewell Holdings Limited is beneficially interested in 2,160,000,000 Shares (representing approximately 74.982% of the total issued share capital of the Company as at the Latest Practicable Date).

In the event that the Directors exercise in full the power of repurchase Shares under the Repurchase Mandate, then, assuming the Warrants are not exercised and the present equity shareholdings remain the same, the equity interests of Hopewell Holdings Limited in the Company would be increased from 74.982% to approximately 83.313% of the total issued share capital of the Company. The Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Mandate. However, the Directors have no present intention to exercise the Repurchase Mandate to such an extent that would result in the number of Shares which are in the hands of the public falling below 25% of the total issued share capital of the Company.

8. SHARE AND WARRANT REPURCHASES MADE BY THE COMPANY

The Company had not repurchased any Shares or Warrants (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 737)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of Hopewell Highway Infrastructure Limited (the "Company") will be held at King Palace Chinese Restaurant, 7th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Monday, the 18th day of October, 2004 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2004.

2. To declare a final dividend.

3. To re-elect Directors and to fix the Directors' fees.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider and, if thought fit, pass with or without modifications, the following resolutions as Ordinary Resolutions:

Ordinary Resolutions

(1) "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal value of securities of the Company repurchased by the Company pursuant to the approval granted in paragraph (a) above shall:

(i) in the case of shares, not exceed ten per cent. of the aggregate nominal value of the issued share capital of the Company as at the date of the passing of this Resolution; and

(ii) in the case of warrants of the Company, not exceed ten per cent. of the total amount of subscription rights attaching to such warrants outstanding as at the date of the passing of this Resolution,

* *For identification only*

and the authority granted pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking, varying or renewing the authority given to the Directors of the Company by this Resolution."

(2) "**THAT**:

(a) subject to paragraph (c) below and pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal value of the share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company, or (iii) an issue of shares upon the exercise of any subscription rights attaching to any warrants of the Company, or (iv) an issue of shares under any scrip dividend scheme or similar arrangement providing for the allotment and issue of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company from time to time; or (v) a specific authority granted by the shareholders of the Company in general meeting, shall not exceed twenty per

cent. of the aggregate nominal value of the issued share capital of the Company as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking, varying or renewing the authority given to the Directors of the Company by this Resolution;

"Rights Issue" means an offer of shares of the Company or issue of options, warrants or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the Directors of the Company to holders of shares of the Company on the register of members of the Company (or, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their then holdings of such shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company."

(3) "**THAT** subject to the passing of the Resolution nos. (1) and (2) set out in item 5 of the notice convening this meeting, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot, issue and deal with unissued shares pursuant to Resolution no. (2) set out in item 5 of the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution no. (1) set out in item 5 of the notice convening this meeting, provided that such extended amount shall not exceed ten per cent. of the aggregate nominal value of the issued share capital of the Company as at the date of the passing of this Resolution."

6. As special business, to consider and, if thought fit, pass with or without modifications, the following resolution as a Special Resolution:

Special Resolution

"**THAT** the existing Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 2

(i) by inserting the following definition and its marginal note immediately after the definition of "these Articles":

"associates" shall have the meaning as ascribed to it under the Listing Rules; associates

(ii) by deleting the words "substituted therefore" in the definition of "electronic" and substituting therefor the words "substituted therefor".

(iii) by deleting the definition of "recognised clearing house" in its entirety and inserting the following definition and its marginal note immediately after the definition of "the Chairman":

"clearing house" means a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction; clearing house

(iv) by inserting the following sentence at the end of the definition of "subsidiary" and "holding company";

", but interpreting the term "subsidiary" in accordance with the definition of "subsidiary" under the Listing Rules";

(v) by inserting the following as the last paragraph of Article 2:

References to a document being executed include references to it being executed under hand or under seal or, to the extent permitted by, and in accordance with all the applicable laws, rules and regulations, by Electronic Signature or by any other method. References to a document or notice, to the extent permitted by, and in accordance with all the applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not. document being executed and document

(b) Article 5

by deleting the word "recognised" immediately before the words "clearing house" in the fourth line of Article 5.

(c) Article 16

(i) by adding the words "(i) in the case of an allotment, of a fee of such sum as the Board may from time to time determine but subject to the maximum amount as the Exchange may from time to time determine for every certificate after the first or (ii)" immediately after the words "upon payment," in the seventh line of Article 16;

(ii) by deleting the words "a sum equal to the relevant" in the eighth line of Article 16 and substituting therefor the words "a fee of such sum as the Board may from time to time determine but subject to the";

(iii) by deleting the words "after the first or such lesser sum as the Board shall from time to time determine" in the ninth and tenth lines of Article 16.

(d) Article 20

by deleting the words "not exceeding such amount as may from time to time be permitted under the Listing Rules or such lesser sum as the Board may from time to time require)" in the second to fourth lines of Article 20 and substituting therefor the words "of such sum as the Board may from time to time determine but subject to the maximum amount as the Exchange may from time to time determine";

(e) Article 41

(i) by adding the words "sum as the Board may from time to time determine but subject to the" immediately after the words "a fee of such" in the first line of paragraph (f) of Article 41;

(ii) by deleting the words "(or such lesser sum as the Board may from time to time require)" in the second and third lines of paragraph (f) of Article 41.

(f) Article 42

by adding the words "of a share (not being a fully paid up share)" immediately after the words "No transfer" in the first line of Article 42;

(g) Article 43

by deleting the words "without charge" after the words "issued" and "him" in the third line and the second last line of Article 43 respectively and substituting therefor the words "upon receipt of a fee of such sum as the Board may from time to time determine but subject to the maximum amount as the Exchange may from time to time determine" respectively.

(h) Article 68

by deleting the word "recognised" immediately before the words "clearing house" in the tenth line of Article 68.

(i) Article 76

(i) by adding the words "a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless" immediately after the words "on a show of hands unless" in the second line of Article 76;

(ii) by adding the words "a poll is so taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless" immediately after the word "Unless" in the seventeenth line of Article 76.

(j) Article 81

by inserting the following sentence immediately after the words "in the register." in the second last line of Article 81:

"Notwithstanding anything contained in these Articles, where more than one proxy or representative is appointed or authorised by a member which is a clearing house (or its nominee), each such proxy or representative shall have one vote on a show of hands."

(k) Article 85

by re-numbering the existing paragraph (b) of Article 85 as paragraph (c) of Article 85 and adding the following new paragraph (b) and its marginal note to Article 85:

(b) Where the Company has knowledge that any member is, under any applicable laws and the Listing Rules from time to time, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted. Voting in contravention of Listing Rules

(l) Article 92

by deleting the word "recognised" wherever it appears immediately before the words "clearing house" in paragraph (b) of Article 92.

(m) Article 103

(i) by deleting the existing paragraph (c) of Article 103 in its entirety and substituting therefor the following new paragraph (c):

(c) A Director shall not be entitled to vote on (nor shall be counted in the quorum in relation to) any resolution of the Board in respect of any contract or arrangement or any other proposal whatsoever in which he or any of his associates, to the knowledge of such Director, has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

(i) the giving of any security or indemnity either:

(aa) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(bb) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in the shares of that company, provided that, the Director and any of his associates are not in aggregate beneficially interested in five per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

(aa) the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which the Director or his associate(s) may benefit; or

(bb) the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to Directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in the shares or debentures or other securities of the Company.

(ii) by deleting the words "a Director's interest" in the second line of paragraph (e) of Article 103 and substituting therefor the words "the interest of a Director and/or his associate(s)";

(iii) by adding the words "and/or his associate(s)" immediately after the word "Director" in the third last line of paragraph (e) of Article 103;

(iv) by deleting paragraph (f) of Article 103 in its entirety and substituting therefor the following new paragraph (f):

(f) The Company may by ordinary resolution ratify any transaction not duly authorised by reason of a contravention of this Article provided that no Director who is or whose associate(s) is/are materially interested in such transaction shall vote upon such ordinary resolution in respect of any shares in the Company in which he/they is/are interested.

(n) Article 108(c)(i)

by deleting the words "his Associates (as defined in Article 103(f) above)" and substituting therefor the words "his associates" in Article 108(c)(i);

(o) Article 116

by deleting the existing Article 116 in its entirety and substituting therefor the following new Article 116 and its marginal note:

116. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing by a member of the Company (not being the person to be proposed), entitled to attend and vote at the meeting for which such notice is given, of the intention to propose that person for election as a Director and notice in writing signed by that person of his willingness to be elected shall have been given to the Company provided that the minimum length of the period, during which such notices are given, shall be at least 7 days. The period for lodgment of such notices shall commence no earlier than the day after the dispatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting. Notice to be given when person proposed for election

(p) Article 159

(i) by adding the words "summary financial statement may be sent in lieu of annual accounts" as the marginal note of paragraph (c) of Article 159;

(ii) by inserting the following as new paragraph (d) of Article 159 and its marginal note immediately after paragraph (c) of Article 159:

(d) The requirement to send to a person referred to in paragraph (b) of this Article the documents referred to in that paragraph or a summary financial statement in accordance with paragraph (c) of this Article shall be deemed satisfied where, in accordance with the Law and all applicable rules and regulations, including without limitation, the rules of the Exchange, the Company publishes copies of the documents referred to in paragraph (b) of this Article and, if applicable, a summary financial statement complying with paragraph (c) of this Article, on the Company's Website or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manners as discharging the Company's obligation to send to him a copy of such documents.

publication of annual report of Directors and balance sheet and summary financial statement on the Company's Website

(q) Article 163

(i) by inserting the words "(including any "corporate communication" as defined in the Listing Rules)" immediately after the words "any notice or document" in the first line of paragraph (a) of Article 163;

(ii) by inserting the following as new paragraph (c) of Article 163 and its marginal note immediately after paragraph (b) of Article 163:

(c) Subject to the Law and other applicable laws, rules and regulations, any notice or document (including any "corporate communication" as defined in the Listing Rules) may be given by the Company in the English language only, in the Chinese language only or in both. Where a person has in accordance with the Law and other applicable laws, rules and regulations consented to receive notice and other documents (including any "corporate communication" as defined in the Listing Rules) from the Company in the English language only or the Chinese language only but not both, it shall be sufficient for the Company to serve on or deliver to him any such notice or document in such language only in accordance with these presents unless and until there is a

Choice of language

notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with the Law and other applicable laws, rules and regulations which shall have effect in respect of any notice or document (including any "corporate communication" as defined in the Listing Rules) to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment.

By Order of the Board
Peter Yip Wah LEE
Secretary

Hong Kong, 24th September, 2004

Notes:

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint not more than two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the head office and principal place of business of the Company at Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (as the case may be).

3. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding.

4. For the purpose of determining the entitlements to the proposed final dividend and the identity of shareholder who are entitled to attend and vote at the meeting, the registers of members and warrantholders of the Company will be closed from Monday, 11th October, 2004 to Monday, 18th October, 2004, both days inclusive, during which period no transfer of shares will be effected and no transfer or exercise of warrants will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates or all completed subscription forms in relation to the exercise of the warrants accompanied by the appropriate subscription monies and the relevant warrant certificates must be lodged with the Company's branch share and warrant registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Friday, 8th October, 2004.

5. With regard to the resolutions referred to in items 5 and 6 of this notice, the Directors propose to seek Shareholders' approval of the general mandates to repurchase securities and to issue shares and amendments to the existing Articles of Association (in order to, among other things, comply with amendments to Appendix 3 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which came into effect on 31st March, 2004) and a circular in connection with the proposals for re-election of directors, general mandates to repurchase securities and to issue shares and amendments to the existing Articles of Association will be dispatched to the shareholders and, for information only, to the warrantholders together with the 2004 Annual Report of the Company.

6. As at the date of this notice, the Directors of the Company are Sir Gordon Ying Sheung WU, Mr. Eddie Ping Chang HO, Mr. Thomas Jefferson WU, Mr. Alan Chi Hung CHAN, Mr. Leo Kwok Kee LEUNG, Mr. Li Jia HUANG, Mr. Cheng Hui JIA, Mr. Christopher Shih Ming IP, Mr. Philip Tsung Cheng FEI, Mr. Lee Yick NAM, Mr. Gordon YEN and Mr. Kojiro NAKAHARA.

7. In the case of any conflict between the Chinese translation and the English text hereof, the English text will prevail.

6. 於本通告日，本公司之董事為胡應湘爵士、何炳章先生、胡文新先生、陳志鴻先生、梁國基先生、黃禮佳先生、賈呈會先生、葉思明先生、費宗澄先生、藍利益先生、嚴震銘先生及中原紘二郎先生。

7. 本通告之中文翻譯本及英文本如有歧異，概以英文本為準。

按照公司法及其他適用法例、規則及規例向本公司發出或視為發出撤銷或修訂該項同意的通知，在發出該撤銷或修訂通知後，對送達或交付予該人士的任何通告或文件（包括上市規則界定之任何「公司通訊」）即具效力。

承董事會命
秘書
李業華

香港，二零零四年九月二十四日

附註：

1. 凡有權出席大會及於會上投票之本公司股東，均有權委任最多兩名代表出席，及於投票表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格，連同經簽署或經公證人核實之授權書或其他授權文件（如有），必須於大會或其續會（視情況而定）指定舉行時間48小時前送達本公司總辦事處及主要營業地點香港皇后大道東一八三號合和中心64樓64-02室，方為有效。

3. 倘為股份之聯名登記持有人，任何一名人士可親自或委派代表就該股份於會上投票，猶如其為唯一有權之人士，惟倘超過一名聯名持有人親自或委派代表出席大會，則就該股份名列本公司股東名冊上最先或（視情況而定）較先位之上述人士方有權就該聯名持有之股份作出投票。

4. 為確定有權收取建議之末期股息及有資格參加大會並投票之股東身份，本公司於二零零四年十月十一日（星期一）至二零零四年十月十八日（星期一），首尾兩天包括在內，暫停辦理股份及認股權證登記手續，於該期間概不辦理股份過戶及權證過戶及行使。如欲享有建議之末期股息，所有過戶文書連同有關股票或就行使認股權證而言，所有已填妥之認購表格連同適當之認購款項及有關認股權證證書於二零零四年十月八日（星期五）下午四時前送達本公司在香港之股份及權證過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心17樓1712-1716室，辦理登記或認購手續。

5. 就本通告第五及第六項所述決議案而言，董事建議尋求股東批准購回證券及發行股份之一般性授權及修訂現有組織章程細則（以便（其中包括）符合於二零零四年三月三十一日生效之香港聯合交易所有限公司證券上市規則附錄三之修訂），而有關重選董事、授予購回證券及發行股份之一般性授權，及修訂現有組織章程細則之建議之通函，將連同本公司二零零四年年報寄發予股東及（僅供參考）寄發予認股權證持有人。

(ii) 於細則第159條(c)段後加入以下新細則第159條(d)段及其旁註：

(d) 在按照公司法及所有適用規則及規例(包括(但不限於)證券交易所之規則)之情況下，本公司於本公司任何網頁或以任何其他許可之方式(包括任何電子通訊之送交方式)刊發一份本細則(b)段所指之文件副本及(如適用)符合本細則(c)段之財務報表摘要， 而任何人士同意或視為同意此發表或收取形式等同於解除本公司向其送交一份該等文件副本之責任時，則此舉可被視作已履行向本細則(b)段所指人士送交該段所指之文件或按照本細則(c)段之財務報表摘要之規定。

於本公司網頁刊發董事週年報告及資產負債表及財務報表摘要

(q) 細則第163條

(i) 於細則第163條(a)段第一行「任何通知或文件」等字後加入「(包括上市規則界定之任何「公司通訊」)」等字；

(ii) 於細則第163條(b)段後加入以下新細則第163條(c)段及其旁註：

(c) 在公司法及其他適用法例、規則及規例之規限下，本公司可以只發出英文或中文或同時為兩種語文的任何通告或文件(包括上市規則界定之任何「公司通訊」)。當一位人士按照公司法及其他適用法例、規則及規例而同意向本公司收取英文或中文但並非同時為兩種語文的通告及文件(包括上市規則界定之任何「公司通訊」)，則本公司根據本條文以該單一種語文向其送達或交付任何該等通告或文件，即視為充份送達及交付，除非及直至該人士

語文選擇

(ii) 刪除細則第103條(e)段第二行「董事之權益」等字及以「董事及／或其聯繫人之權益」等字取代；

(iii) 於細則第103條(e)段由結尾倒數第三行「董事」一詞後加入「及／或其聯繫人」等字；

(iv) 刪除細則第103條(f)段全段及以下列新(f)段取代：

(f) 本公司可以普通決議案追認任何違反本細則而未經正式授權之交易，惟本身或其聯繫人於交易中擁有重大權益之董事或其聯繫人不得以彼等擁有權益之任何本公司股份就有關普通決議案進行投票。

(n) 細則第108(c)(i)條

刪除「其聯繫人(定義見上文細則第103(f)條)」等字及於細則第108(c)(i)條以「其聯繫人」等字取代；

(o) 細則第116條

刪除細則第116條全段及以下列新細則第116條及其旁註取代：

116. 於股東大會上退任之董事以外人士概無資格於任何股東大會上競選董事職位(獲董事會推薦者除外)，除非由一名正式合資格出席大會及可於會上投票之股東(獲提名人士除外)簽署一份表明有意提名該人士參選之書面通知，以及將被提名之人士亦簽署一份願意參選的書面通知已給予本公司，惟發出有關通知的最短期間最少為七天，而遞交有關通知的期間，最早須由寄發進行該等競選之股東大會通告之後一日起，而最遲須於該股東大會舉行日期前七天結束。 提名他人參選董事須給予通知

(p) 細則第159條

(i) 加入「或以財務報表摘要代替年度賬目」作為細則第159條(c)段之旁註；

(i) 提供抵押或彌償保證：

(aa) 就董事或其聯繫人借出款項給本公司或其任何附屬公司，或就董事或其聯繫人應本公司及其任何附屬公司之要求或為該等公司之利益而引至或承擔的義務，因而向該董事或其任何聯繫人提供任何抵押或彌償保證；或

(bb) 就董事或其聯繫人根據一項擔保或彌償保證或藉着提供一項抵押已承擔本公司或其任何附屬公司之債項或義務的全部或部分（不論是單獨或共同的）而向第三者提供任何抵押或彌償保證；

(ii) 任何有關由本公司或任何其他公司（由本公司發起成立或擁有權益的）提呈發售本公司或該任何其他公司之股份或債權證或其他證券以供認購或購買，而董事或其聯繫人因參與該發售建議之包銷或分包銷的建議而擁有或將擁有權益；

(iii) 任何關於董事或其聯繫人僅因不論是直接或間接在其中擁有權益（不論以高級人員或行政人員或股東身份）或董事或其聯繫人實益擁有股份權益之任何其他公司之建議，惟董事及其聯繫人並非合共在其中（又或董事或其任何聯繫人藉以取得權益之第三方公司）實益擁有任何類別已發行股份或投票權之5%或以上；

(iv) 任何有關本公司或其任何附屬公司僱員利益之建議或安排，包括：

(aa) 採納、修訂或實施任何董事或其聯繫人可從中受惠的僱員購股權計劃或任何股份獎勵計劃或購股權計劃；或

(bb) 採納、修訂或實施與本公司或其任何附屬公司之董事、彼等各自之聯繫人及僱員有關之公積金或退休金、死亡或傷殘津貼計劃，而其中並無給予董事或其聯繫人任何與該計劃或基金有關之人士一般未獲賦予之特權或利益；及

(v) 任何董事或其聯繫人只因彼等在本公司股份或債權證或其他證券擁有之權益而與本公司股份或債權證或其他證券之其他持有人以同一方式在其中擁有權益之合約或安排。

(i) 細則第76條

(i) 緊隨細則第76條第二行中「舉手表決，除非」字句後加入「投票乃根據上市規則或任何其他適用法例、規則或規例不時有效之規定進行，或除非」字句；

(ii) 緊隨細則第76條第十七行中「除非」一詞後加入「投票乃根據上市規則或任何其他適用法例、規則或規例不時有效之規定進行，或除非」字句。

(j) 細則第81條

於細則第81條結尾倒數第二行「於股東名冊。」字眼後加插下列句子：

「無論本章程細則載有任何事項，倘多於一名委任代表或代表獲本公司一位為結算所(或其代理人)的股東委任，每名該等委任代表或代表均有權以舉手方式投一票。」

(k) 細則第85條

將細則第85條現有(b)段重新編號為細則第85條(c)段，並於細則第85條加入下列新(b)段及其旁註：

(b) 倘本公司獲悉根據任何適用法例及不時之上市規則，如任何股東須就任何特定決議案放棄投票或僅限於投贊成或僅限於投反對票，則任何親身或派代表投票之股東，若違反該規定或限制而投票，其票數不計算在內。 違反上市規則下投票

(l) 細則第92條

刪除凡於細則第92條(b)段「結算所」字句前列出的「認可」一詞。

(m) 細則第103條

(i) 刪除現有細則第103條(c)段全段及以下列新(c)段取代：

(c) 董事無權就其或其聯繫人(就其所知)擁有重大權益之任何合約或安排或其他建議之董事會決議案上投票(及不得計入決議案之法定人數)，及倘其投票，則其投票不得計入在內(彼亦不得計入決議案之法定人數)，惟此限制不適用於以下事宜：

(c) 細則第16條

(i) 緊接細則第16條第七行「於支付後」加入「(i)倘屬配發股份，則為股東就首張股票後之每張股票支付不超過董事會不時釐定之款額但須受限於聯交所不時釐定金額上限之費用或(ii)」字樣；

(ii) 刪除細則第16條第八行「相等於有關之金額」字眼，以「董事會不時釐定之款額但須受限於」取代；

(iii) 刪除細則第16條第九及第十行「首張股票後或董事會不時釐定之較少款額」字眼。

(d) 細則第20條

刪除細則第20條第二至第四行中「不超逾根據上市規則不時獲准許之有關數額或董事會不時釐定之較少款額」字句，並以「董事會不時釐定之款額但須受限於聯交所不時釐定金額上限之費用」字句取代。

(e) 細則第41條

(i) 緊隨細則第41條(f)段第一行中「該等費用」字句後加入「董事會不時釐定之款額但須受限於」字句；

(ii) 刪除細則第41條(f)段第二及第三行中「(或董事會不時規定之較少款額)」字句。

(f) 細則第42條

緊隨細則第42條第一行中「不得轉讓」字句後加入「股份(並非已繳足股份)」字句。

(g) 細則第43條

分別刪除細則第43條第三行及結尾倒數第二行中「發行」一詞及「他」字後之「免費」一詞，並以「收取費用為董事會不時釐定之款額但須受限於聯交所不時釐定金額上限之費用」字句取代。

(h) 細則第68條

刪除細則第68條第十行中「結算所」字句前「認可」一詞。

六、 作為特別事項，考慮及酌情通過(不論有否修訂)下列決議案為特別決議案：

特別決議案

「**動議**修訂本公司現有組織章程細則如下：

(a) 細則第2條

(i) 在「該等細則」之定義後加入下列定義及旁註：

「聯繫人士」指上市規則賦予之涵義； 聯繫人士

(ii) 刪除「電子」定義中的「代替」字眼，及用「替代」字眼取代。

(iii) 刪除「認可結算所」之定義全文，在「主席」之定義後加入下列定義及旁註：

「結算所」指本公司股份上市或報價之證券交易所位處之司法管轄區之法律認可之結算所； 結算所

(iv) 在「附屬公司」及「控股公司」定義結尾處加入以下字句：

「，但依照上市規則內「附屬公司」之定義詮釋「附屬公司」一詞」；

(v) 加入下列文字作為細則第2條最後一段：

凡提述文件的簽立，其範圍包括提述簽名或蓋章，或按一切適用法例、規則及規例所允許之電子或任何其他簽署方法。凡提述文件或通告，按一切適用法律、規則及規定所允許，包括提述任何可見之資料，無論資料是否以實物形式存在。 簽立之文件及文件

(b) 細則第5條

刪除細則第5條第四行「結算所」一詞前之「認可」字眼。

息計劃或類似安排而發行股份；或(v)本公司股東於股東大會授予之特別權力)不得超過於本決議案通過當日本公司已發行股本面值總額的20%；上述批准亦須受此數額限制；及

(d) 就本決議案而言，

「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；或

(ii) 本公司之組織章程細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷、修訂或重續本決議案所給予本公司董事會授權之日；

「供股」指於本公司董事會指定之期間，向於指定記錄日期名列股東名冊內之本公司股份持有人(或，如適用，向本公司其他證券之合資格持有人)，按彼等當時之持股(或，如適用，其他證券)比例提出本公司股份要約或發行給予認購本公司股份權利之購股權、認股權證或其他證券(惟在所有情況下本公司之董事會可就零碎配額或經顧及任何適用於本公司之任何地區之法例或任何認可監管機構或任何證券交易所之規定所訂明之任何限制或責任後，作出其認為必要或權宜之權利取消或其他安排)。」

(三)「**動議**待召開本大會之通告內第五項所載之第(一)及第(二)項決議案獲通過後，藉向本公司董事會依據以下之一般性授權而配發或有條件或無條件同意配發之本公司股本面值總額加入相當於本公司依據召開本大會之通告內第五項所載之第(一)項決議案授予之權力購回本公司股本面值總額之數額，以擴大根據召開本大會之通告內第五項所載之第(二)項決議案授予本公司董事會配發、發行及處理未發行股份之一般性授權，惟該擴大之數額不得超過於本決議案獲通過當日本公司之已發行股本面值總額的10%。」

且根據上文(a)所授出之權力須受相應限制；及

(c) 就本決議案而言，

「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；或

(ii) 本公司之組織章程細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷、修訂或重續本決議案所給予本公司董事會授權之日。」

（二）「**動議**：

(a) 在下文(c)段之規限下及依據香港聯合交易所有限公司證券上市規則，一般性及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司所有權力以配發、發行及處理本公司股本中之未發行股份，以及作出或授予需要或可能需要行使該項權力之要約、協議及購股權（包括附有權利認購或可轉換為本公司股份之認股權證、債券、債權證、票據及任何證券）；

(b) 上文(a)段所述之批准授權本公司董事會於有關期間（定義見下文）內作出或授予需要或可能需要於有關期間結束後行使該等權力之要約、協議及購股權（包括附有權利認購或可轉換為本公司股份之認股權證、債券、債權證、票據及任何證券）；

(c) 本公司董事會依據上文(a)段所載批准而配發或有條件或無條件同意配發或發行（不論是否依據購股權或其他原因配發）之股本面值總額（但不包括(i)供股（定義見下文）；或(ii)根據任何當時經已採納可授予或發行本公司股份或購買本公司股份權利之購股權計劃或其他類似安排而發行股份；或(iii)本公司認股權證所附有之認購權獲行使時而發行股份；或(iv)依據本公司不時之組織章程細則而配發及發行股份以代替就本公司股份派發之全部或部分股息之任何以股代

Hopewell Highway Infrastructure Limited
合和公路基建有限公司*

（於開曼群島註冊成立之有限公司）

（股份代號：737）

茲通告合和公路基建有限公司（「本公司」）謹訂於二零零四年十月十八日（星期一）上午十時正假座香港皇后大道東一八三號合和中心七樓皇廷大酒樓召開股東週年大會，以討論下列事項：

一、 省覽及考慮截至二零零四年六月三十日止年度經審核之財務報告表、董事會報告書及核數師報告書。

二、 宣派末期股息。

三、 重選董事及釐定董事袍金。

四、 續聘核數師及授權董事會釐定其酬金。

五、 考慮及酌情通過（不論有否修訂）下列決議案為普通決議案：

普通決議案

（一）「**動議**：

(a) 在下文(b)段之規限下，一般性及無條件批准本公司董事會於有關期間（定義見下文）內按照所有適用法例及／或香港聯合交易所有限公司（「聯交所」）證券上市規則或任何其他證券交易所不時修訂之規定，於聯交所或本公司之證券可能上市及經香港證券及期貨事務監察委員會及聯交所認為可作此用途之任何其他證券交易所行使本公司所有權力以購回本公司證券；

(b) 本公司依據上文(a)段授予之批准購回本公司證券面值之總額為：

(i) 倘屬股份，不得超過於本決議案獲通過當日本公司之已發行股本面值總額的10%；及

(ii) 倘屬本公司認股權證，不得超過於本決議案獲通過當日尚未行使之認股權證所附有之認購權總額的10%，

* *僅供識別*

7.　香港公司收購及合併守則

假如由於購回股份，一名股東於本公司的投票權益比例增加，根據收購守則，此項增加將被視為一項收購。因此，一名股東或一群一致行動的股東(定義見收購守則)可取得或集合其對本公司的控制權(視乎股東權益增加的程度，但受收購守則第二十六條所列的2%自由增購規定的幅度所限)，並根據收購守則第二十六條提出強制收購建議。

於最後可行日期，合和實業有限公司實益持有2,160,000,000股股份權益(於最後可行日期約佔本公司之全部已發行股本74.982%)。

倘董事根據購回授權全面行使權力購回股份，假設認股權證並未行使及現在持股情況保持不變下，合和實業有限公司於本公司之應佔股權將由佔本公司全部已發行股本74.982%增至約83.313%。董事並無獲悉任何根據購回授權進行之購回將會導致產生收購守則所指之任何後果。然而，董事現時無意行使購回授權以至公眾人士持股量降低於本公司總發行股本之25%。

8.　本公司購回股份及認股權證

本公司於最後可行日期前六個月並無(無論是否在聯交所進行)購回任何股份或認股權證。

言)有重大不利影響。然而，董事倘認為購回證券對董事認為本公司不時宜具備之營運資金或資本與負債比率水平會有重大不利影響，將不會行使購回授權。

5. 股份及認股權證之價格

股份及認股權證於最後可行日期前過去十二個月在聯交所錄得之每月最高及最低成交價如下：

	股份		認股權證	
	最高價	最低價	最高價	最低價
	港幣	*港幣*	*港幣*	*港幣*
二零零三年				
九月	4.375	3.850	1.75	0.73
十月	4.625	4.200	1.85	1.47
十一月	4.425	4.175	1.61	1.30
十二月	4.475	4.175	1.57	1.40
二零零四年				
一月	4.600	4.350	1.58	1.39
二月	4.900	4.350	1.69	1.35
三月	5.100	4.600	1.60	1.20
四月	4.950	4.275	1.40	1.10
五月	4.500	4.025	1.10	0.78
六月	4.650	4.300	1.05	0.85
七月	4.650	4.525	1.60	0.90
八月	4.825	4.600	1.03	0.81

6. 承諾及董事交易及關連人士

董事已向聯交所作出承諾，只要有關規則適用，彼等將根據上市規則、本公司之組織章程大綱及章程細則及開曼群島適用法例及規例，依據股東週年大會通告內第五項所載之第(一)項普通決議案行使本公司之權力進行購回本公司證券。

董事或(經作出一切合理查詢後，盡彼等所知)其各自之任何聯繫人(定義見上市規則)現時概無意倘購回授權獲股東批准出售任何股份或認股權證予本公司或其附屬公司。

並無本公司關連人士(定義見上市規則)知會本公司，倘購回授權獲股東批准，彼等現時有意出售股份或認股權證予本公司，或已承諾不會向本公司出售股份或認股權證。

本附錄乃上市規則10.06(1)(b)條所規定之說明函件，旨在向 閣下提供有關准許購回最多佔於第(一)項普通決議案獲通過當日本公司已發行股本10%之股份及最多佔第(一)項普通決議案獲通過當日尚未行使之認股權證所附有之認購權之數額10%之認股權證之建議之必要資料，以供 閣下考慮。就本附錄而言，「股份」一詞之定義與上市規則10.06(6)(c)條所用者相同，即意指各類別之股份及附有可認購或購買股份之權利之證券。

1. 股本

於最後可行日期，本公司之已發行股本計有2,880,704,024股股份。同時，尚未行使之認股權證所附有之認購權總額為港幣362,947,778.16元，按現時之認購價每股港幣4.18元(可予調整)計算，相當於合共86,829,612股股份之總認購價。

倘股東週年大會通告內第五項所載之第(一)項普通決議案獲得通過，而在召開股東週年大會前並無發行或購回額外股份及無行使或購回認股權證，則本公司將可根據購回授權購回最多達288,070,402股股份及附有認購權最多達港幣36,294,777.81元之認股權證。

2. 購回之理由

董事會相信，股東授出一般性授權使董事可在市場上購回股份及／或認股權證，符合本公司及其股東整體的最佳利益。只有在董事相信將令本公司及其股東受惠時方會購回股份及／或認股權證。該等購回事宜可能會提高本公司的資產淨值及／或其每股盈利及／或減低行使本公司發行的任何認股權證所附有的認購權而產生的攤薄影響，但須視乎當時市場狀況及資金安排而定。

3. 購回之資金

在購回證券時，本公司只可依據其組織章程大綱及章程細則、上市規則及開曼群島適用法例及規例動用可供合法作此用途之資金。根據購回授權，購回將從本公司合法准許作此用途之資金中支付，包括本公司溢利或就購回而發行新股份所得之資金，或(倘組織章程細則授權及在開曼群島公司法之規限下)本公司之資金；及如屬購回時應付任何溢價的情況，本公司之溢利，或本公司股份溢價賬中之進賬，或(倘組織章程細則授權及在開曼群島公司法之規限下)本公司之資金。

4. 購回之影響

若在建議之購回證券期間內隨時全部行使購回授權時，可能會對本公司之營運資金或資本與負債比率(指對比二零零四年年報內之已審核賬目所披露之情況而

陳志鴻先生

現年45歲，於二零零三年一月被委任為本公司之執行董事，於二零零三年七月被委任為董事副總經理，彼於一九八九年獲香港城市大學頒授管理學專修文憑及於一九八三年獲香港中文大學頒授理學士學位。彼負責中國之高速公路基建項目及其他項目之整體統籌、項目融資、管理及行政工作。於二零零二年一月一日至二零零三年七月二十五日期間，彼為本公司之最終控股公司－合和實業有限公司之執行董事，現任本集團多間成員公司之董事。除上文所披露外，彼於最後可行日期前三年內於其他公眾上市公司並無擔任任何董事職銜。

彼與本公司任何董事、高級行政人員、主要股東或控股股東亦無任何關係。

於最後可行日期，彼在證券及期貨條例第XV部之定義下，並無擁有本公司股份權益。

彼與本公司並無既定之委任年期，惟須按組織章程細則之條款於股東週年大會中依章輪值告退及重選連任，以及依章退職。其董事袍金將由股東於股東週年大會上釐定，其他酬金由董事會經參考市場趨勢、本公司之薪酬政策、其於集團之職務、權責及對集團之貢獻後而釐定。截至二零零四年六月三十日為止之一個年度內，彼收取董事袍金港幣100,000元及其他酬金港幣1,815,500元。

彼與本公司任何董事、高級行政人員、主要股東或控股股東並無任何關係。

於最後可行日期，何氏在證券及期貨條例第XV部之定義下，實益擁有本公司2,165,600股股份權益（代表以每股港幣4.18元之認購價認購本公司2,165,600股股份之認購權證）（相當於本公司已發行股本之約0.075%）。

彼與本公司並無既定之委任年期，惟須按組織章程細則之條款於股東週年大會中依章輪值告退及重選連任，以及依章退職。其董事袍金將由股東於股東週年大會上釐定，其他酬金由董事會經參考市場趨勢、本公司之薪酬政策、其於集團之職務、權責及對集團之貢獻後而釐定。截至二零零四年六月三十日為止之一個年度內，彼收取董事袍金港幣100,000元及其他酬金港幣2,200,000元。

胡文新先生

現年32歲，於二零零三年一月被委任為本公司之執行董事，並於二零零三年七月被委任為本公司之董事總經理。彼持有史丹福大學工商管理碩士學位及普林斯頓大學機械及航天工程理學士學位。彼負責為本集團制訂策略性計劃、公司政策及集團之整體管理，及致力提升本集團財務和管理會計系統。彼為中國花都區人民政治協商會議委員，亦為本公司之最終控股公司－合和實業有限公司之董事副總經理，及本集團多間成員公司之董事。除上文所披露外，彼於最後可行日期前三年內於其他公眾上市公司並無擔任任何董事職銜。

彼為本公司主席胡應湘爵士之兒子。除上文所披露外，彼與本公司任何董事、高級行政人員、主要股東或控股股東亦無任何關係。

於最後可行日期，彼在證券及期貨條例第XV部之定義下，實益擁有本公司2,617,000股股份權益（代表100,000股股份及以每股港幣4.18元之認購價認購本公司2,517,000股股份之認購權證）（相當於本公司已發行股本之0.091%）。

彼與本公司並無既定之委任年期，惟須按組織章程細則之條款於股東週年大會中依章輪值告退及重選連任，以及依章退職。其董事袍金將由股東於股東週年大會上釐定，其他酬金由董事會經參考市場趨勢、本公司之薪酬政策、其於集團之職務、權責及對集團之貢獻後而釐定。截至二零零四年六月三十日為止之一個年度內，彼收取董事袍金港幣100,000元及其他酬金港幣1,586,846.60元。

建議於股東週年大會重選之四位董事載列如下：

胡應湘爵士GBS, KCMG, FICE

現年68歲，自二零零三年七月出任為本公司之董事會主席（「主席」）。彼在一九五八年畢業於普林斯頓大學，獲頒土木工程學士學位。彼負責本集團在中國的基建項目及參與設計及建造合和實業有限公司集團在香港及中國之多項物業發展項目。彼亦為本集團之最終控股公司－合和實業有限公司之董事會主席、本集團多間成員公司之董事，及有線寬頻通訊有限公司之獨立非執行董事。除上文所披露外，彼於最後可行日期前三年內於其他公眾上市公司並無擔任任何董事職銜。

胡爵士甚活躍於公務活動，並獲頒多個獎項及勳章，其詳情載列於年報中。彼為英國土木工程師學會資深會員及澳洲會計師公會名譽會員，亦榮獲香港理工大學、英國University of Strathclyde及英國愛丁堡大學頒授榮譽博士學位。

胡爵士為本公司董事總經理胡文新先生之父親。於最後可行日期，胡爵士與其聯繫人士在證券及期貨條例第XV部之定義下，實益擁有本公司22,933,402股股份權益（代表300,000股股份及以每股港幣4.18元之認購價認購本公司22,633,402股股份之認購權證）（相當於本公司已發行股本約0.796%）。除上文所披露外，彼與本公司任何董事、高級行政人員、主要股東或控股股東並無任何關係。

彼與本公司並無既定之委任年期，惟須按組織章程細則之條款於股東週年大會中依章輪值告退及重選連任，以及依章退職。其董事袍金將由股東於股東週年大會上釐定，其他酬金由董事會經參考市場趨勢、本公司之薪酬政策、其於集團之職務、權責及對集團之貢獻後而釐定。截至二零零四年六月三十日為止之一個年度內，彼收取董事袍金港幣260,000元及其他酬金港幣2,750,000元。

何炳章先生

現年71歲，自二零零三年七月被委任為本公司副主席。彼一直負責中國所有合營企業之磋商及發展項目之融資，包括本集團及其最終控股公司－合和實業有限公司集團成員公司所經營之酒店、發電廠及公路基建項目。此外，彼對於香港之建築及發展項目累積豐富經驗。彼為中國順德區、深圳市及廣州市之榮譽市民，亦為合和實業有限公司之副主席及董事總經理，以及本集團多間成員公司之董事。除上文所披露外，彼於最後可行日期前三年內於其他公眾上市公司並無擔任任何董事職銜。

要求進行投票表決之權利

根據組織章程細則現有細則第76條，在任何股東大會上提呈於會上表決之決議案，須以舉手方式表決，除非於宣佈以舉手方式表決之結果時或之前或於撤回以投票方式表決之任何其他要求時，以下人士可要求以投票方式進行表決：

(i) 大會主席；或

(ii) 最少五名親自(或如屬法團之股東，則其正式授權代表)或受委代表出席，且於當時有權於會上投票之股東；或

(iii) 任何一名或多名親自(或如屬法團之股東，則其正式授權代表)或受委代表出席之股東，且彼等須佔不少於所有有權出席並於會上投票之股東之總投票權的十分之一；或

(iv) 任何一名或多名親自(或如屬法團之股東，則其正式授權代表)或受委代表出席之股東，彼等持有賦予出席並於會上投票權利之股份，而該等股份之已繳股款總額不少於獲賦予該項權利之所有股份已繳股款總額的十分之一。

推薦建議

董事認為建議重選董事、購回授權、股份發行授權、擴大股份發行授權及修訂現有組織章程細則，全部事項皆符合本公司及股東整體之最佳利益。因此，董事建議全體股東在股東週年大會上就擬提呈之決議案，從而使有關決議案得以生效而投以贊成票。

此致

列位股東 台照
及列位認股權證持有人 參照

主席
胡應湘爵士GBS, KCMG, FICE
謹啟

香港，二零零四年九月二十四日

(h)	細則第103條	為符合經修訂上市規則附錄三之規定，董事須於彼或其任何聯繫人士擁有重大權益之任何合約、安排或建議之董事會會議上放棄投票，且不得計入相關董事會會議之法定人數內，惟某些例外情況除外。
(i)	細則第108(c)(i)條	刪除有關細則第103(f)條「聯繫人士」定義之提述，因該定義將於細則第2條提供。
(j)	細則第116條	為符合經修訂上市規則附錄三之規定，訂明股東遞交董事提名通知書之最短七日期限，而有關提名不得早於寄發有關選舉之大會通告翌日開始，及不得遲於該大會日期前七日結束。
(k)	細則第159條	加入「可送交財務報表摘要替代全年報告」作為該條(c)段之旁註，容許本公司向股東送交財務報表摘要等，並加入新(d)段以規定於本公司網頁或以任何其他許可形式刊發財務報表摘要(包括以任何電子通訊之送交方式)。
(l)	細則第163條	准許本公司僅以英文本或僅以中文本或以中英文本送達通告或文件。

股東週年大會

於股東週年大會上，將向股東提呈之決議案，並於會議上考慮之普通事項，包括重選董事及建議批准購回授權、股份發行授權及擴大股份發行授權之普通決議案，及特別事項即建議批准修訂現有組織章程細則。股東週年大會通告載於本通函第14至第24頁，並隨附本通函一併寄發予股東。

倘 閣下無意出席股東週年大會，謹請將隨附之代表委任表格按其上印備之指示填妥，惟無論如何必須最遲於股東週年大會或其任何續會指定舉行時間四十八小時前交回本公司之主要營業地點。填妥及交回代表委任表格後， 閣下仍可親自出席股東週年大會或其任何續會，並於會上投票。

證券及期貨條例已於二零零三年四月一日起生效。另外，聯交所已宣佈，在若干過渡性安排之前題下，有關公司管治問題之上市規則之若干修訂，由二零零四年三月三十一日起生效。

經修訂上市規則其中包括以下條文：(i)修改有關董事就若干種類合約／安排／建議在進行董事會決議案投票之許可或限制範圍；(ii)明確規定股東在違反上市規則情況下投票之後果；及(iii)明確規定提交有關建議選舉董事通知之時限。

於該等情況下，為符合上述之規定及更新組織章程細則及配合香港現有之慣例，於股東週年大會上將提呈第六項特別決議案以修訂組織章程細則。就現有組織章程細則之修訂建議概述如下：

(a)	細則第2條	提供或修訂若干定義，以供闡明之用。
(b)	細則第5、68及92條	因應細則第2條所述「結算所」之經修訂定義以「結算所」取代「認可結算所」。
(c)	細則第16、20、41及43條	修改有關新股票、替換股票及登記轉讓文書所應付金額之規定，致使有關金額須為董事會不時釐訂之款額但須受限於聯交所不時釐訂金額上限之費用。
(d).	細則第42條	闡明繳足股款股份之轉讓權利不受限制。
(e)	細則第76條	反映上市規則有關以投票方式表決之規定。
(f)	細則第81條	闡明由本身為結算所(或其代名人)之股東所委任或授權之每名委任代表或代表於舉手表決時可投一票。
(g)	細則第85條	根據經修訂上市規則附錄三之規定，本公司知悉遭禁止投票之股東之投票限制。

重選董事

董事會目前由十二名董事組成，分別為胡應湘爵士、何炳章先生、胡文新先生、陳志鴻先生、梁國基先生、黃禮佳先生、賈呈會先生、葉思明先生、費宗澄先生、藍利益先生、嚴震銘先生及中原紘二郎先生。

根據組織章程細則現有細則第112條，胡應湘爵士、何炳章先生、胡文新先生及陳志鴻先生將於股東週年大會上退任，惟符合資格膺選連任。

建議於股東週年大會上重選之董事，彼等之履歷詳情載於本通函附錄一。

購回證券之一般性授權

於二零零三年十月二十一日舉行之本公司股東週年大會上，本公司授予董事一項一般性授權，以行使本公司權力購回證券。該項一般性授權將於股東週年大會結束時失效。

於股東週年大會上，將提呈一項普通決議案以給予董事購回授權，有關詳情載於購回決議案。

於最後可行日期，本公司已發行股本為2,880,704,024股股份。同時，附帶可認購權利高達港幣362,947,778.16元之尚未行使認股權證。假設於最後可行日期至購回決議案通過日期期間，已發行股本並無改變及並無行使或購回任何認股權證，於通過購回決議案日期，本公司根據購回授權可購回最多288,070,402股股份及附有認購權利最多達港幣36,294,777.81元之認股權證。

根據股份購回規則所規定，本通函附錄二載有說明函件以提供有關購回授權之所需資料。

發行股份之一般性授權

於二零零三年十月二十一日舉行之本公司股東週年大會上，本公司授予董事一項一般性授權，以行使本公司權力發行股份。該項一般性授權將於股東週年大會結束時失效。

於股東週年大會上，將分別提呈以下兩項普通決議案以(i)給予董事股份發行授權；及(ii)授權藉加入根據購回授權（如授出）由本公司購回之股份數量，擴大股份發行授權之限額。

股份發行授權及擴大股份發行授權之詳情分別載於第五項所載之第（二）及第（三）項普通決議案。

修訂現有組織章程細則

此外，務請　閣下注意有關批准對現有組織章程細則作出若干修訂之第六項特別決議案。

Hopewell Highway Infrastructure Limited
合和公路基建有限公司*

(於開曼群島註冊成立之有限公司)

(股份代號：737)

董事：
胡應湘爵士GBS, KCMG, FICE *(主席)*
何炳章先生 *(副主席)*
胡文新先生 *(董事總經理)*
陳志鴻先生 *(董事副總經理)*
梁國基先生
黃禮佳先生
賈呈會先生
葉思明先生
費宗澄先生#
藍利益先生#
嚴震銘先生#
中原紘二郎先生#

獨立非執行董事

註冊辦事處：
P.O. Box 309GT
Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands
British West Indies

總辦事處及主要營業地點：
香港灣仔
皇后大道東一八三號
合和中心
六十四樓六四一零二室

敬啟者:

重選董事
及
購回證券及發行股份之一般性授權
及
修訂現有組織章程細則之建議

緒言

本通函旨在向　閣下提供有關建議重選董事、購回授權、股份發行授權、建議擴大股份發行授權及建議修訂本公司現有組織章程細則之資料，並於股東週年大會上尋求　閣下批准有關該等事宜之決議案。

* *僅供識別*

「股份發行授權」	指	賦予董事於第五項所載之第(二)項普通決議案所載期限內行使本公司權力配發、發行及處理不超過本公司於通過批准股份發行授權決議案之日本公司已發行股本之20%之一般性授權
「股份購回守則」	指	香港公司股份購回守則
「股份購回規則」	指	上市規則所載關於規管以聯交所為第一上市地之公司於聯交所購回本身證券之有關規則
「股東」	指	股份登記持有人
「特別決議案」	指	股東週年大會通告所述之建議特別決議案
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「認股權證」	指	本公司每份港幣4.18元之認股權證，每份賦予持有人認購權利，可於二零零三年八月六日至二零零六年八月五日期間按初步認購價每股港幣4.18元(可予調整)認購新股份
「港幣」	指	香港法定貨幣港元
「%」	指	百分比

於本通函內，除非文義另有所指，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零四年十月十八日(星期一)上午十時正假座香港皇后大道東一八三號合和中心七樓皇廷大酒樓舉行之股東週年大會
「組織章程細則」	指	本公司之組織章程細則，以不時經修訂、補充或修改者為準
「本公司」	指	合和公路基建有限公司，一家於開曼群島註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司當時之董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「最後可行日期」	指	二零零四年九月十五日，即本通函付印前以確定所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「普通決議案」	指	股東週年大會通告所述之建議普通決議案
「購回授權」	指	建議授予董事於購回決議案所載期限內行使本公司權力購回最多達於通過購回決議案日期本公司已發行股本10%之股份，以及於通過購回決議案日期，最多達尚未行使之認股權證所附之認購權10%之認股權證之一般性授權
「購回決議案」	指	第五項所載之第(一)項普通決議案
「股份」	指	本公司股本中每股面值港幣0.10元之股份

目錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有合和公路基建有限公司（「本公司」）股份及／或認股權證，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

（於開曼群島註冊成立之有限公司）

（股份代號：737）

重選董事

及

購回證券及發行股份之一般性授權

及

修訂現有組織章程細則之建議

本公司謹訂於二零零四年十月十八日（星期一）上午十時正假座香港皇后大道東一八三號合和中心七樓皇廷大酒樓舉行股東週年會議，召開該會議之通告載於本通函第14至24頁，並將一併寄發予股東。倘 閣下無意出席該會議，謹請將隨附之代表委任表格按其上印備之指示填妥，惟無論如何必須最遲於會議指定舉行時間四十八小時前交回。填妥及交回代表委任表格後， 閣下仍可親自出席該會議或其任何續會，並於會上投票。

* *僅供識別*

二零零四年九月二十四日